Exhibit 99.1

SPECIAL MEETING OF SHAREHOLDERS

CONCERNING THE ARRANGEMENT INVOLVING

DENISON MINES CORP. AND

FISSION URANIUM CORP.

OCTOBER 14, 2015

NOTICE OF MEETING &

MANAGEMENT INFORMATION CIRCULAR

SEPTEMBER 15, 2015

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor or the proxy solicitor retained by Denison Mines Corp. Boudicca Proxy Consultants, toll free at 1-800-837-3821 or outside North America at 416-900-1263 or +44 (0) 203 475 3413 or by email at denisonmines@boudiccaproxy.com. No securities regulatory authority in Canada has expressed an opinion about, or passed upon the fairness or merits of, the transactions described in this document, the securities offered pursuant to such transactions or the adequacy of the information contained in this document and it is an offence to claim otherwise.

September 15, 2015

Dear Shareholder,

On behalf of the directors of Denison Mines Corp. (“Denison”), I cordially invite you to attend the special meeting (the “Meeting”) of the shareholders of Denison (the “Shareholders”) to be held at the offices of Cassels Brock & Blackwell LLP, 40 King Street West, Suite 2100, Toronto, Ontario, on October 14, 2015 at 10:00 a.m. (Toronto time) to consider certain matters relating to the proposed arrangement (the “Arrangement”) pursuant to which Denison proposes to acquire 100% of Fission Uranium Corp. (“Fission”) by offering the consideration of 1.26 Denison Shares (as defined below) and a cash payment of CAD$0.0001 for each common share of Fission (a “Fission Share”) held. We believe that the Arrangement will create a diversified uranium company with a significant exploration and development portfolio and we anticipate that it will enhance shareholder value.

At the Meeting, you will be asked to consider and vote on four resolutions:

(i)

an ordinary resolution authorizing and approving the issuance of such number of common shares in the capital of Denison (the “Denison Shares”) as is necessary to allow Denison to acquire 100% of Fission on the basis of 1.26 Denison Shares on a pre-consolidation basis (or approximately 0.63 Denison Shares on a post-consolidation basis) for each Fission Share, including Denison Shares issuable upon exercise of stock options or warrants granted by Fission to purchase Fission Shares, all pursuant to the Arrangement involving Denison and Fission; provided that the maximum number of Denison Shares to be issued to acquire the outstanding Fission Shares shall not be greater than the number of Denison Shares issued and outstanding immediately prior to the completion of the Arrangement, less 100,000, and in such case the exchange ratio shall be adjusted accordingly (the “Share Issuance Resolution”);

(ii)	a special resolution authorizing and approving a consolidation of the issued and outstanding Denison Shares on a 2-for-1 basis (the “Consolidation Resolution”);

(iii)

a special resolution authorizing and approving a name change of Denison to “Denison Energy Corp.” or such other name as is determined by the board of directors of Denison (the “Board”) in its discretion, subject to regulatory approval (the “Name Change Resolution”); and

(iv)

an ordinary resolution authorizing and approving the issuance of such number of Denison Shares as is necessary to allow Denison to make the retention bonus payments to each of Messrs Randhawa, McElroy, Hochstein, Cates (at the election of Mr. Cates), Charlish (at the election of Mr. Charlish) and other employees of Denison (allocated at the discretion of Denison), equal to an aggregate amount of CAD$4,596,041, which Denison Shares will be valued at the five (5) day volume weighted average price of the Denison Shares on the Toronto Stock Exchange (the “TSX”) on a post-consolidation basis, immediately following the date on which the Arrangement becomes effective (the “Retention Bonus Resolution”).

The Arrangement is conditional on the approval by Shareholders of the Share Issuance Resolution and the approval by Fission Shareholders of the Arrangement.

How the Arrangement is expected to benefit Shareholders

•

Consolidation of Strategic Uranium Assets: Consolidation of a portfolio of strategic uranium asset interests in the Athabasca Basin, highlighted by Fission’s 100% owned Patterson Lake South Property and Denison’s 60% owned Wheeler River Project. Significant additional assets include Denison’s interests in the McClean Lake Mill and the Midwest, McClean Lake, Waterbury Lake, Mann Lake, and Wolly projects. With Patterson Lake South and Wheeler River as cornerstone projects, the Combined Company will have a fully integrated platform of exploration, resource development, advanced development, and revenue producing assets. Shareholders of the Combined Company will hold interests in five of the ten largest undeveloped projects in the Athabasca Basin, as measured by contained uranium.

•

Enhanced Leverage to Athabasca Basin Resources: The acquisition of the Patterson Lake South Property will substantially increase Denison’s total resource base. The combined portfolio would better position Denison for potential future appreciation in the price of uranium.

•

Ownership of the Cornerstone Asset in a Potential New Mining District: Fission’s 100% owned Patterson Lake South Property hosts the largest undeveloped resource in an emerging uranium exploration and development region, the Western Athabasca Basin.

•

Continued Exploration Potential: Establishment of an exploration foothold in both the Eastern Athabasca Basin and the Western Athabasca Basin, with a combined land package of over 430,000 hectares and a sizeable base of mineral resources defined under National Instrument 43-101, is expected to provide the foundation for future resource growth.

•

Complimentary Combined Management Team: Management from Fission and Denison will be combined. Following the closing of the Arrangement, the board of the Combined Company will be reconstituted to consist of ten (10) directors, five (5) of whom will be Denison nominees (which will include one (1) nominee of Korea Electric Power Corporation and KEPCO Canada Uranium Investment Limited Partnership, a significant shareholder of Denison), and five (5) of whom will be Fission nominees. This combination offers expertise and complementary skill-sets at both the board and management level, drawing on extensive strategic, operating, exploration, development and financial experience.

•

Enhanced Capital Markets Profile: The Combined Company is expected to be the largest publicly traded exploration and development uranium company in the world by market capitalization. Denison and Fission believe that this will lead to increased trading liquidity, analyst coverage, index inclusion and global capital markets profile.

After considering, among other things, an opinion from its financial advisor, Haywood Securities Inc. (“Haywood”), that the Arrangement is fair, from a financial point of view, to Denison and its Shareholders, the Board has unanimously determined that the offered consideration is fair from a financial point of view to Shareholders and that the Arrangement is in the best interests of Denison. Following the completion of the Arrangement, Shareholders will hold approximately 51.6% of the Combined Company, and current Fission shareholders will hold approximately 48.4%.

THE BOARD OF DENISON UNANIMOUSLY SUPPORTS THE ARRANGEMENT AND RECOMMENDS THAT SHAREHOLDERS VOTE FOR ALL THE RESOLUTIONS.

Each of the directors and a majority of the senior officers of Denison intend to vote his or her Denison Shares FOR the approval of the four resolutions. Such directors and senior officers of Denison, beneficially own, directly or indirectly, 2,835,596 Denison Shares, representing approximately 0.5% of the issued and outstanding Denison Shares as of September 4, 2015, being the record date for the Meeting. Notwithstanding the foregoing, for purposes of good corporate governance, Messrs. Cates and Hochstein have indicated their intention to abstain from voting on the Retention Bonus Resolution.

We hope you will be able to attend the Meeting. Whether or not you are able to attend, it is important that you be represented at the Meeting. We encourage you to complete the enclosed form of proxy (the “Proxy”) and return it, by the time specified in the notice of the Meeting and the management information circular (the “Circular”), to Computershare Investor Services Inc. (“Computershare”) at the address specified on the Proxy. Voting by Proxy will not prevent you from voting in person if you attend the Meeting, but will ensure that your vote will be counted if you are unable to attend.

Your vote is important regardless of the number of Denison Shares that you own. If you are a registered Shareholder, and are unable to be present in person at the Meeting, we encourage you to vote by completing the enclosed Proxy. If you are a non-registered holder of Denison Shares and have received this letter and the Circular from your broker or another intermediary, please complete and return the voting instruction form or Proxy provided to you by your broker or other intermediary in accordance with the instructions provided with it. Failure to do so may result in your Denison Shares not being eligible to be voted at the Meeting.

Included with this letter, is a notice of the Meeting and the Circular. The Circular contains a detailed description of the Arrangement, including the arrangement agreement between Denison and Fission governing the terms of the Arrangement. You should carefully consider all of the information in, and incorporated by reference in, the Circular.

For registered Shareholders, also included with this letter is a letter of transmittal. If you are a registered Shareholder we also encourage you to complete and return the enclosed letter of transmittal together with the certificate(s) representing your Denison Shares and any other required documents and instruments, to the depositary, Computershare, in the enclosed return envelope in accordance with the instructions set out in the letter of transmittal. If the Arrangement is approved, this will enable the post-consolidation Denison Shares to be sent to you as soon as possible after the Arrangement becomes effective. The letter of transmittal contains other procedural information related to the Arrangement and should be reviewed carefully. If you hold your Denison Shares through a broker or other intermediary you are not required to submit a letter of transmittal. Instead, please contact that broker or other intermediary for instructions and assistance in receiving your post-consolidation Denison Shares.

If you have any questions or require more information with regard to voting your Denison Shares, please contact Computershare by telephone at 1-800-564-6253 or by email to service@computershare.com or the proxy solicitation agent retained by Denison, Boudicca Proxy Consultants, toll free at 1-800-837-3821 or outside North America at 416-900-1263 or +44 (0)203 475 3413 or by email at denisonmines@boudiccaproxy.com.

On behalf of Denison, I would like to thank you for your continued support as we proceed with this important and strategic transaction.

Sincerely,

(signed) “Ron F. Hochstein”

Ron F. Hochstein

Executive Chairman

Denison Mines Corp.

FREQUENTLY ASKED QUESTIONS ABOUT THE ARRANGEMENT AND THE DENISON MEETING

The following are some questions that you, as a Shareholder, may have relating to the Meeting and answers to those questions. These questions and answers do not provide all of the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Circular. You are urged to read this Circular in its entirety before making a decision related to your Denison Shares. All capitalized terms used herein have the meanings ascribed to them in the “Glossary” of the Circular.

Q: What am I voting on?

A: You are being asked to consider and, if deemed advisable, to vote FOR each of the Share Issuance Resolution, the Consolidation Resolution, the Name Change Resolution and the Retention Bonus Resolution (together the “Denison Resolutions”).

The Share Issuance Resolution is an ordinary resolution authorizing and approving Denison to issue such number of Denison Shares as is necessary to allow Denison to acquire 100% of Fission on the basis of 1.26 Denison Shares on a pre-Consolidation basis (approximately 0.63 New Denison Shares on a post-Consolidation basis) for each Fission Share; provided that the maximum number of Denison Shares to be issued shall not be greater than the number of Denison Shares issued and outstanding immediately prior to the completion of the Arrangement, less 100,000 (the “Consideration Share Maximum”), and in such case the Exchange Ratio shall be adjusted so that the total number of Denison Shares issued does not exceed the Consideration Share Maximum. In addition, as part of the consideration, a cash payment will be made of CAD$0.0001, for each Fission Share held.

The Consolidation Resolution is a special resolution authorizing and approving an amendment to Denison’s articles of amalgamation (the “Denison Articles”) to effect a consolidation of the issued and outstanding Denison Shares on a 2-for-1 basis.

The Name Change Resolution is a special resolution authorizing and approving an amendment to Denison’s Articles to effect the name change of Denison to “Denison Energy Corp.” or such other name as is determined by the Board in its sole discretion, subject to regulatory approval.

The Retention Bonus Resolution is an ordinary resolution authorizing and approving Denison to issue such number of Denison Shares as is necessary to make the Retention Bonus Payments to each of Messrs Randhawa, McElroy, Hochstein, Cates (at the election of Mr. Cates), Charlish (at the election of Mr. Charlish) and other employees of Denison (allocated at the discretion of Denison).

See “Special Business to be Considered at the Meeting” in this Circular.

Q: Why Should I Vote FOR the Denison Resolutions?

A: The Arrangement is expected to provide a number of benefits to Shareholders including:

•	the consolidation of strategic uranium assets

•	the combined portfolio would better position Denison for potential future appreciation in the price of uranium

•	ownership of a cornerstone asset in a potential new mining district

•	continued exploration potential

•	a highly experienced and combined management team

•	increased global capital markets profile

See “The Arrangement – Reasons and Benefits of the Arrangement” in this Circular.

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Q: Will the Denison Shares granted to Fission Shareholders be Consolidated?

A: Yes. Once Fission Shareholders receive their Denison Shares they will also participate in the Consolidation. Fission Shareholders will receive 1.26 Denison Shares on a pre-Consolidation basis (approximately 0.63 New Denison Shares on a post-Consolidation basis) for each Fission Share held.

Q: Why are we being asked to vote on the issuance of the Retention Bonus Shares?

A: The TSX has advised that they are treating the issuance of the Denison Shares in satisfaction of certain of the Retention Bonus Payments as “security based compensation arrangements” requiring shareholder approval.

Q: Are all Retention Bonus Shares subject to Shareholder approval?

A: Yes. It should also be noted that there is an additional CAD$1,000,000 in aggregate in Denison Shares that are issuable to Fission employees (at the discretion of Fission) who will become employees (but not insiders) of Denison after the Arrangement, which the TSX has advised is not subject to Shareholder approval, and therefore these Denison Shares are not included in the definition of “Retention Bonus Shares” throughout the Circular. Additionally, each of Mr. Cates (with a Retention Bonus Payment of CAD$425,780) and Mr. Charlish (with a Retention Bonus Payment of CAD$215,061) has the option of receiving a cash payment in satisfaction of their Retention Bonus Payment.

Q: What is the aggregate amount of Retention Bonus Payments that could be payable as a result of the Arrangement?

A: CAD$5,596,041 in aggregate. Of the foregoing amount an aggregate of CAD$4,955,200 (which includes the CAD$1,000,000 payable through the issuance of Denison Shares to Fission employees, but which is not subject to Shareholder approval) is payable only through the issuance of Denison Shares and CAD$640,841 may be paid through cash or the issuance of Retention Bonus Shares.

Q: Will Retention Bonus Payments be paid in cash by the Combined Company in the event the Shareholders do not vote in favour of the Retention Bonus Resolution?

A: In the event the Retention Bonus Resolution is not passed by the Shareholders at the Meeting, it is intended that all Retention Bonus Payments discussed in this Circular will be made in such manner as determined by the compensation committee of the Combined Company. The Retention Bonus Payments will likely be paid in cash or a combination of cash and options.

See “The Arrangement – Employment Matters” and “The Arrangement – Risk Factor Following Completion of the Arrangement” in this Circular.

Q: Why does each of Fission and Denison want to issue shares in satisfaction of the Retention Bonus Payments?

A: In light of current and prevailing market conditions, and in order to preserve cash in the treasury of the Combined Company, each of Fission and Denison believe that it is in the best interests of the Combined Company to issue Denison Shares to meet these obligations and use available cash to advance the projects of the Combined Company.

Q: What percentage of the issued and outstanding shares of Denison does the issuance of the Retention Bonus Shares represent?

A: Any Denison Shares that are issued as a Retention Bonus Payment will be valued at the five (5) day volume weighted average price (“VWAP”) of the Denison Shares on the TSX (on a post-Consolidation basis), immediately following the Effective Date. It is unknown what percentage this will represent at the Effective Time however, based on the five (5) day VWAP on the Record Date, the aggregate of all Retention Bonus Shares payable will represent 1.69% of the issued and outstanding Denison Shares before giving effect to the Arrangement and 0.87% of the issued and outstanding Denison Shares after giving effect to the Arrangement.

Q: What is the Recommendation of the Board?

A: The Board has unanimously approved the Arrangement Agreement and the terms of the Arrangement and unanimously recommends that the Shareholders vote FOR each of the Denison Resolutions at the Meeting.

In recommending that the Shareholders vote FOR the Denison Resolutions, the Board considered, among other things, the expected benefits of the Arrangement, the fairness opinion provided by Denison’s financial advisor, Haywood, and current industry, economic and market conditions. The Board has determined that the Consideration is fair from a financial point of view to Shareholders and that the Arrangement is in the best interests of Denison.

See “The Arrangement – Recommendation of the Board” in this Circular.

Q: When and where is the Meeting?

A: The Meeting will take place on October 14, 2015 at 10:00 a.m. (Toronto time), at the offices of Cassels Brock & Blackwell LLP, 40 King Street West, Suite 2100, Toronto, Ontario.

Q: Who can attend and vote at the Meeting and what is the quorum for the Meeting?

A: Only Shareholders of record as of the close of business on September 4, 2015, the record date for the Meeting (the “Record Date”), are entitled to receive notice of and to attend, and vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting. The presence, in person or by proxy, of two Shareholders entitled to vote thereat, holding in the aggregate not less than 10% of the issued and outstanding Denison Shares, will constitute a quorum for the Meeting.

Q: How many Denison Shares are entitled to vote?

A: At the close of business on the Record Date there were 518,438,669 Denison Shares outstanding, all of which are entitled to be voted at the Meeting.

Q: What vote is required at the Meeting to approve the Denison Resolutions?

A: The Share Issuance Resolution and the Retention Bonus Resolution each require the approval of a majority of the votes cast. The Consolidation Resolution and the Name Change Resolution each require the approval of two-thirds (66 2⁄3%) of the votes cast.

Q: How do I vote?

A: Registered Shareholders can vote in the following ways:

•	Mail: To the offices of Computershare Investor Services Inc., Toronto, Office, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1; or

•	Telephone: Call the toll-free number indicated on the proxy form (1-866-732-VOTE (8683)) and follow the prompts; or

•	Online: Go to the website indicated on the proxy form (www.investorvote.com) and follow the instructions on the screen; or

•	In Person: Present yourself to a representative of Computershare at the Meeting.

Non-Registered Shareholders typically receive a voting instruction form (“VIF”); however they may also receive a Proxy. In order to vote, it is important that you comply strictly with the instructions that have been given to you on your VIF or Proxy.

Q: What if I return my Proxy but do not mark it to show how I wish to vote?

A: If your Proxy is signed and dated and returned without specifying your choice or is returned specifying both choices, your Denison Shares will be voted FOR each of the Share Issuance Resolution, the Consolidation Resolution, the Name Change Resolution and the Retention Bonus Resolution in accordance with the recommendations of the Board.

Q: When is the cut-off time for delivery of Proxies?

A: Proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. In this case, assuming no adjournment, the proxy-cut off time is 10:00 a.m. (Toronto time) on October 9, 2015. The Chairman of the Meeting may waive the Proxy cut-off time at his discretion without notice.

Q: Can I change my vote?

A: A Registered Shareholder who has submitted a Proxy may revoke it by: (a) delivering a written notice signed by the Registered Shareholder or by an attorney authorized in writing or, if the Registered Shareholder is a corporation, by a duly authorized officer or attorney, (i) at the registered office of Denison to the Corporate Secretary, Denison Mines Corp., 40 University Ave, Suite 1100, Toronto, Ontario, Canada M5J 1T1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting, or (ii) to the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting; (b) completing and signing a Proxy bearing a later date and depositing it with Computershare not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting; or (c) in any other manner permitted by law.

Non-Registered Shareholders who have submitted a VIF or Proxy should contact their Intermediaries and their service companies regarding how to change their vote.

Q: Do any directors or executive officers of Denison have any interests in the Arrangement that are different from, or in addition to, those of the Shareholders?

A: Certain directors and/or executive officers of Denison have interests in the Arrangement that are different than the interests of Shareholders generally. These interests relate to the fact that certain directors or officers may continue to serve as directors or officers of Denison following completion of the Arrangement, and that a certain director and an officer will receive Retention Bonus Payments as set forth in the Arrangement Agreement following the completion of the Arrangement, subject to Shareholder approval of the Retention Bonus Resolution. In addition, all unvested Denison Options held by resigning Denison directors and officers who are not continuing on with the Combined Company will vest on the Effective Date and all unexpired options will be exercisable until the later of December 31, 2015 and the date on which they would expire or terminate in accordance with the terms of the Denison Option Plan.

Q: What other conditions must be satisfied to complete the Arrangement?

A: In addition to the approval of the Share Issuance Resolution by the Shareholders, the Arrangement is also conditional upon, among other things, the approval of Fission Shareholders regarding the Arrangement, Court approval of the Arrangement, the performance by each of Fission and Denison of all obligations under the Arrangement Agreement and the receipt of all applicable approvals, including the Competition Act Approval, all in accordance with the terms of the Arrangement Agreement.

The Arrangement is subject to the approval of the TSX. Since the Arrangement will result in the issuance of greater than 25% of the currently outstanding Denison Shares, the rules of the TSX require that Denison obtain approval for the issuance of Denison Shares pursuant to the Arrangement from the holders of a majority of Denison Shares present in person or represented by proxy at a duly constituted shareholders meeting. The TSX conditionally approved the listing of the Denison Shares issuable pursuant to the Arrangement on September 4, 2015, subject to Shareholder approval.

Q: How will I know when the Arrangement will be implemented?

A: The Effective Date will occur upon satisfaction or waiver of all of the conditions to the completion of the Arrangement. On the Effective Date, Denison will publicly announce that the conditions are satisfied or waived and that the Arrangement has been implemented.

If the Consolidation Resolution is approved by Shareholders, it is currently the intention of the parties to the Arrangement Agreement that the Consolidation will be effected on the Effective Date, immediately after the Arrangement. The Consolidation will be deemed effective immediately upon filing Articles of Amendment and the New Denison Shares will be posted for trading on the TSX and the NYSE MKT shortly after the Effective Date.

Q: Are there risks I should consider in deciding whether to vote for the Arrangement?

A: Yes. Shareholders should carefully consider the risk factors relating to the Arrangement and following the completion of the Arrangement. Some of these risks include, but are not limited to the following: (i) the Arrangement may be terminated in certain circumstances, including in the event of a Material Adverse Effect, (ii) there can be no certainty that all conditions precedent to the Arrangement Agreement will be satisfied, (iii) the Arrangement may not be completed; (iv) there are uncertainties associated with integrating operations and realizing the anticipated benefits of the Arrangement; (v) there are risks associated with the change in management relationships, (vi) there are risks associated with the Exchange Ratio of Denison Shares being offered to Fission shareholders; (vii) Denison will incur costs even if the Arrangement is not completed and may have to pay a Termination Payment and/or Termination Expense Reimbursement; (viii) Denison directors and executive officers may have interests in the Arrangement that are different from those of the Shareholders; and (ix) risks associated with the Retention Bonus Payments and loss of key management personnel.

See “The Arrangement – Risk Factors of the Arrangement” and “The Arrangement – Risk Factor Following Completion of the Arrangement” in this Circular”.

Q: Am I entitled to Dissent Rights?

A: Holders of Denison Shares do not have any Dissent Rights in connection with any of the Denison Resolutions to be considered at the Meeting.

Q: What will happen to the Denison Shares that I currently own after completion of the Arrangement?

A: If the Arrangement and the Consolidation are completed, Shareholders will be entitled to receive one (1) New Denison Share (being a post-Consolidation Denison Share) for each two (2) Denison Shares owned prior to the Consolidation. No fractional shares will be issued as a result of the Consolidation, and any fraction will be rounded down to the nearest whole number, without payment or compensation in lieu thereof.

Q: Should Registered Shareholders send in their Letter of Transmittal and Denison Share Certificates now?

A: Yes. If you are a Registered Shareholder, we encourage you to complete, sign, date and return the enclosed Letter of Transmittal, together with your Denison Share certificate(s), as soon as possible as this will assist in arranging for the prompt exchange of your Denison Shares if the Consolidation is completed. If the Arrangement is not completed, the Consolidation will not be completed and your Denison Share certificates will be returned to you.

Q: Do Non-Registered Shareholders need to submit a Letter of Transmittal?

A: No. If you hold your Denison Shares through a broker or other intermediary you are a Non-Registered Shareholder and you are not required to submit a Letter of Transmittal. Instead, please contact your broker or other intermediary for instructions and assistance in receiving your New Denison Shares.

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Q: Who can I contact if I have questions regarding voting my Denison Shares?

A: Denison has retained the services of Boudicca Proxy Consultants to solicit proxies and assist Shareholders with voting procedures. You can contact Boudicca Proxy Consultants if you have any questions in the following ways:

Toll Free (in North America): 1-800-837-3821

Outside North America: 416-900-1263 or +44 (0)203 475 3414

Email: denisonmines@boudiccaproxy.com

Shareholders may also contact Computershare by telephone at 1-800-564-6253 or by email to service@computershare.com.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

OF DENISON MINES CORP.

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Denison Mines Corp. (“Denison”) will be held at the offices of Cassels Brock & Blackwell LLP, 40 King Street West, Suite 2100, Toronto, Ontario, on October 14, 2015 at 10:00 a.m. (Toronto time) for the following purposes, as more particularly described in the accompanying management information circular (the “Circular”):

1.

to consider and if thought fit, approve with or without variation, an ordinary resolution authorizing and approving the issuance of such number of common shares in the capital of Denison (the “Denison Shares”) as is necessary to allow Denison to acquire 100% of Fission Uranium Corp. (“Fission”) on the basis of 1.26 Denison Shares on a pre-consolidation basis (approximately 0.63 Denison Shares on a post-consolidation basis) for each common share of Fission (a “Fission Share”), including Denison Shares issuable upon exercise of stock options or warrants granted by Fission to purchase Fission Shares, all pursuant to the Arrangement involving Denison and Fission (the “Share Issuance Resolution”); provided that the maximum number of Denison Shares to be issued to acquire the outstanding Fission Shares shall not be greater than the number of Denison Shares issued and outstanding immediately prior to the completion of the Arrangement, less 100,000 (the “Consideration Share Maximum”), and in such case the exchange ratio shall be adjusted accordingly;

2.

to consider and if thought fit, approve with or without variation, a special resolution authorizing and approving an amendment to the Denison Articles to effect a consolidation (the “Consolidation”) of the issued and outstanding Denison Shares on a 2-for-1 basis (the “Consolidation Resolution”);

3.

to consider and if thought fit, approve with or without variation, a special resolution authorizing and approving an amendment to the Denison Articles to effect the name change of Denison to “Denison Energy Corp.” or such other name as is determined by the Board in its sole discretion, subject to regulatory approval (the “Name Change Resolution”);

4.

to consider and if thought fit, approve with or without variation, an ordinary resolution authorizing and approving the issuance of that number of Denison Shares as is necessary to make the retention bonus payments to each of Messrs Randhawa, McElroy, Hochstein, Cates (at the election of Mr. Cates), Charlish (at the election of Mr. Charlish) and other employees of Denison (allocated at the discretion of Denison), which Denison Shares will be valued at the five (5) day volume weighted average price of the Denison Shares on the Toronto Stock Exchange (on a post-consolidation basis) immediately following the date on which the Arrangement becomes effective (the “Retention Bonus Resolution”); and

5.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Arrangement will be completed pursuant to the Arrangement Agreement and Plan of Arrangement dated as of July 27, 2015, between Denison, 9372721 Canada Inc. (a wholly-owned subsidiary of Denison) and Fission, a copy of which is available on SEDAR at www.sedar.com under Denison’s profile. A description of the Arrangement and the other matters to be dealt with at the Meeting is included in the accompanying Circular.

Only Shareholders of record at the close of business on September 4, 2015 (the “Record Date”) are entitled to receive notice of the Meeting and any adjournment or postponement thereof.

Shareholders who are unable to be present in person at the Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by Computershare Investor Services Inc. by no later than 10:00 a.m. (Toronto time) on October 9, 2015 or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Meeting. The Chairman of the Meeting may waive the proxy cut-off time at his discretion without notice.

DATED September 15, 2015.

BY ORDER OF THE BOARD

(signed) “Ron F. Hochstein”

Ron F. Hochstein

Executive Chairman

Denison Mines Corp.

TABLE OF CONTENTS

NOTICE TO UNITED STATES SHAREHOLDERS	1

CAUTION REGARDING FORWARD-LOOKING INFORMATION	3

INFORMATION CONTAINED IN THIS CIRCULAR	4

INFORMATION PERTAINING TO FISSION	5

SUMMARY	16
The Companies	16
The Meeting	17
The Arrangement	17
Denison Voting Agreements	24
Court Approval of the Arrangement	24
The Share Issuance	26
The Consolidation	26
The Name Change	26
The Retention Bonus Share Issuance	27
Risk Factors	27
Interests of Certain Persons in the Arrangement	27
Pro Forma Combined Financial Statements	27

GENERAL PROXY INFORMATION	29
Solicitation of Proxies	29
Voting by Proxies	29
Non-Registered Shareholders	30
Revocation of Proxies	31

INFORMATION CONCERNING THE MEETING	31
Time, Date and Place	31
Record Date and Shares Entitled to Vote	31
Matters to be Considered	31
Principal Shareholders	31
Quorum and Votes Required for Certain Matters	32
Interests of Certain Persons in the Arrangement	32

THE ARRANGEMENT	32
Background	32
Recommendation of the Board	34
Reasons and Benefits of the Arrangement	34
Steps of the Transactions under the Arrangement Agreement	37
Completion of the Arrangement	39
Risk Factors of the Arrangement	42
Risk Factor Following Completion of the Arrangement	44

THE ARRANGEMENT AGREEMENT	44
Effective Date and Conditions of Arrangement	44
Representations and Warranties	44
Conditions to the Arrangement Becoming Effective	46
Covenants of Denison	48
Covenants of Fission	50
Non-Solicitation Covenant	51
Right to Match	52
Other Covenants	52
Termination	53

FAIRNESS OPINION	55

DENISON VOTING AGREEMENTS	56

COURT APPROVAL OF THE ARRANGEMENT	57
Interim Order	57
Final Order	57

REGULATORY APPROVALS AND SECURITIES LAWS MATTERS	57
Competition Act Approval	57
Stock Exchange Approval	59
Canadian Securities Law Matters	59
United States Securities Law Matters	60

SPECIAL BUSINESS TO BE CONSIDERED AT THE MEETING	62
Approval of the Share Issuance	62
Approval of the Consolidation	62
Approval of the Name Change	64
Approval of the Retention Bonus Share Issuance	64

LEGAL MATTERS	65

ADDITIONAL INFORMATION	65

DIRECTORS’ APPROVAL	66

CONSENT OF HAYWOOD SECURITIES INC.	67

SCHEDULE A INFORMATION CONCERNING DENISON	A-1

SCHEDULE B INFORMATION CONCERNING FISSION	B-1

SCHEDULE C INFORMATION CONCERNING THE COMBINED COMPANY	C-1

SCHEDULE D SHARE ISSUANCE RESOLUTION	D-1

SCHEDULE E CONSOLIDATION RESOLUTION	E-1

SCHEDULE F NAME CHANGE RESOLUTION	F-1

SCHEDULE G RETENTION BONUS RESOLUTION	G-1

SCHEDULE H FAIRNESS OPINION	H-1

SCHEDULE I PRO FORMA FINANCIAL STATEMENTS	I-1

x

NOTICE TO UNITED STATES SHAREHOLDERS

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE IN THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, such solicitation is made in the United States with respect to securities of Canadian foreign private issuers in accordance with Canadian corporate and securities laws and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders of Denison in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and proxy statements under the U.S. Exchange Act.

Information concerning the properties and operations of Denison and Fission has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum definitions and classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained or incorporated by reference in this Circular may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information contained in this Circular and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

The historical financial information for Denison and the pro forma financial information included or incorporated by reference in this Circular are presented in United States dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which differ from United States generally accepted accounting principles in certain material respects.

Enforcement by shareholders of civil liabilities under the United States securities laws may be affected adversely by the fact that Denison is organized under the laws of a jurisdiction other than the United States, that its officers and directors are residents of countries other than the United States, that some of the experts named in this Circular are residents of Canada and that all of the assets of Denison and such persons are located outside of the United States. As a result, U.S. shareholders may be unable to effect service of process upon such persons within the United States and may be unable to enforce court judgments against such persons predicated upon civil liability provisions of the U.S. securities laws. It is uncertain whether Canadian courts or courts of other jurisdictions would enforce judgments of U.S. courts obtained against Denison or its directors, officers or experts predicated upon the civil liability provisions of U.S. securities laws or impose liability in original actions against such companies or their respective directors, officers or experts predicated upon U.S. securities laws.

The Denison Shares and Denison Replacement Options to be issued by Denison in exchange for Fission Shares and Fission Options pursuant to the Arrangement, have not been registered under the U.S. Securities Act or applicable state securities laws, and are being issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, and similar or other exemptions from registration under applicable state securities laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on September 14, 2015 and, subject to the approval of the Arrangement Resolution by the Fission Shareholders, a hearing on the Arrangement will be held on October 16, 2015. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Denison Shares and the Denison Replacement Options to be issued by Denison in exchange for Fission Shares and Fission Options pursuant to the Arrangement.

The Denison Shares to be issued by Denison pursuant to the Arrangement will be freely transferable under U.S. federal securities laws, except by persons who are “affiliates” of Denison, after the Effective Date, or were “affiliates” of Denison, within 90 days prior to the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Denison Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom.

The exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to Section 3(a)(10) of the U.S. Securities Act or were issued pursuant to another exemption from registration under the U.S. Securities Act. Therefore, the Denison Shares issuable upon exercise of the Denison Replacement Options to be issued pursuant to the Arrangement and the Denison Shares to be issued upon exercise of the Fission Warrants outstanding as of the Effective Date may not be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and the Replacement Denison Options and Fission Warrants may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Prior to the issuance of Denison Shares pursuant to any such exercise, Denison may require evidence (which may include an opinion of counsel) reasonably satisfactory to Denison to the effect that the issuance of such Denison Shares does not require registration under the U.S. Securities Act or applicable state securities laws.

The Denison Shares issued upon exercise of the Denison Replacement Options and Fission Warrants by holders in the United States or who are U.S. Persons will be “restricted securities”, as such term is defined in Rule 144 under the U.S. Securities Act, and may not be resold unless such securities are registered under the U.S. Securities Act and all applicable state securities laws or unless an exemption from such registration requirements is available.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by Denison or Fission.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Circular and the documents incorporated by reference herein include “forward-looking information” and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian securities laws (collectively, the “forward-looking information”).

The use of words and phrases like “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “plan” and similar expressions are intended to identify forward-looking information. Forward-looking information involves known and unknown risks, uncertainties, assumptions and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking information should not be unduly relied upon. This information speaks only as of the date of this Circular and the respective dates of the documents incorporated by reference herein, and Denison will not necessarily update this information, unless required to do so by securities laws.

All information, other than statements of historical facts, included or incorporated by reference in this Circular that address activities, events or developments that Denison or Fission expect or anticipate will or may occur in the future, constitute forward-looking information. Such forward-looking information includes, but is not limited to, information and statements with respect to: the Arrangement, the covenants of Denison and Fission, the timing for implementation of the Arrangement, the potential benefits of the Arrangement, the satisfaction of all conditions precedent to the Arrangement (including shareholder, regulatory and court approvals) the likelihood of the Arrangement being completed, the principal steps of the Arrangement, the board and management team of the Combined Company following completion of the Arrangement, statements made in, and based upon, the Fairness Opinion, the anticipated impact the Arrangement may have on the combined operations of Denison and Fission, certain pro forma information including pro forma financial information, future business strategy, competitive strengths, goals, expansion and growth of Denison’s and Fission’s businesses, operations, exploration and development plans and objectives, estimates of mineral reserves and mineral resources, expectations regarding the toll milling of Cigar Lake ores, capital expenditure programs, exploration and development expenditures and reclamation costs, expectations of market prices and costs, the supply and demand for uranium, possible impacts of litigation and regulatory actions, future royalty and tax payments and rates, expectations regarding raising capital, expectations regarding additions to mineral reserves and resources through acquisitions and exploration, and the receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There are several risk factors that could cause the actual results, performance or achievements of Denison, Fission or the Combined Company to differ materially from those anticipated. Such risks and other factors include, but are not limited to, the following: the termination of the Arrangement Agreement, failure of the parties to satisfy all conditions precedent to the Arrangement Agreement, failure to complete the Arrangement, uncertainties associated with integrating operations and the failure to realize the anticipated benefits, growth opportunities and synergies of the Arrangement, risks associated with a change in management relationships, risks associated with the Exchange Ratio, risks associated with the costs of the Arrangement and the potential payment of the Termination Payment and Termination Expense Reimbursements, risks associated with the directors and officers of Denison and Fission having different interests in the Arrangement than the Shareholders or Fission Shareholders, respectively, risks associated with the Retention Bonus Payments and loss of key management personnel, the speculative nature of exploration and development projects, failure to realize benefits from transactions, including the Arrangement, inability to expand and replace mineral reserves and resources, the imprecision of mineral reserve and resource estimates, the impact of uranium price volatility on the valuation of mineral reserves and resources and the market price of shares, public acceptance of nuclear energy and competition from other energy sources, volatility in the market price of shares, the risk of dilution from future equity financings, reliance on other operators, uncertainty surrounding operations in foreign jurisdictions, property title risk, competition for properties, global financial conditions, the ability to meet obligations to creditors and the uncertainty of funding, uncertainty as to reclamation and decommissioning liabilities, technical innovation rendering products and services obsolete, liabilities inherent in mining operations and the adequacy of insurance coverage, delays in obtaining permits and licences for development properties, difficulty complying with changing government regulations and policy, including without limitation, compliance with environment, health and safety regulations, potential claims of Canada’s First Nations people, dependence on key personnel, potential conflicts of interest for directors who are engaged in similar businesses, limitations of disclosure and internal controls and the potential influence of Denison’s largest Shareholder, KEPCO. Readers should also refer to those risk factors discussed under the heading “The Arrangement – Risk Factors of the Arrangement and – Risk Factor Following Completion of the Arrangement” in this Circular, as well as the risk factors identified by Denison and Fission in Schedules A and B, respectively, and the documents incorporated by reference herein.

Forward-looking information is based on reasonable assumptions and estimates of management of Denison and Fission and their respective consultants, as the case may be, at the time it was made. Although Denison and Fission have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

INFORMATION CONTAINED IN THIS CIRCULAR

The information contained in this Circular is given as at September 15, 2015, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein.

All capitalized terms used herein have the meaning ascribed to them in the “Glossary” of this Circular. All amounts stated in this Circular are in United States dollars, unless otherwise indicated. Reference to “CAD$” means Canadian dollars.

No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Denison or Fission. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer of proxy solicitation. Neither the delivery of this Circular nor any distribution of securities referred to herein shall, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Circular.

Information contained in this Circular should not be construed as legal, tax or financial advice and Shareholders are urged to consult their own professional advisors in connection therewith. The Arrangement has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Arrangement or upon the accuracy or adequacy of the information contained in this Circular and any representation to the contrary is unlawful.

The description in this Circular of the terms of the Arrangement Agreement and the Plan of Arrangement are solely summaries of the terms of those documents. Shareholders should refer to the full text of the Arrangement Agreement (including the Plan of Arrangement) which has been filed under Denison’s profile on SEDAR at www.sedar.com.

INFORMATION PERTAINING TO FISSION

Certain information in this Circular pertaining to Fission, including but not limited to, information pertaining to Fission in Schedule B and Schedule C and in the unaudited pro forma combined financial statements attached as Schedule I to this Circular has been furnished by Fission, or is derived from Fission’s publicly available documents or records of Fission on file with Canadian Securities Authorities and other public sources at the time of this Circular. In the Arrangement Agreement, Fission provided a covenant to Denison that it would ensure that all information provided by it for the preparation of the Circular would constitute full, true and plain disclosure of all material facts concerning Fission and would not contain any misrepresentations. Although Denison does not have any knowledge that would indicate that such information is untrue or incomplete, neither Denison nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Fission’s financial statements, or for the failure by Fission to disclose events or information that may affect the completeness or accuracy of such information.

GLOSSARY

Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set forth below when used in this Circular. These defined words and terms are not always used herein and may not conform to the defined terms used in the schedules and exhibits to this Circular.

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned subsidiaries, any offer, proposal or inquiry from any Person or group of Persons acting jointly or in concert, whether or not in writing and whether or not delivered to the shareholders of a Party, after the date hereof relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of that Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of that Party and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of a Party and its subsidiaries, taken as a whole (or any lease, long-term supply or off-take agreement, hedging arrangement or other transaction having the same economic effect as a sale of such assets), or (ii) 20% or more of the issued and outstanding voting or equity securities of that Party or any one or more of its subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that Party and its subsidiaries, taken as a whole; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of the issued and outstanding voting or equity securities of any class of voting or equity securities of that Party; or (c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving that Party or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that Party and its subsidiaries, taken as a whole; in all cases, whether in a single transaction or in a series of related transactions. For the purposes of the definition of “Superior Proposal”, reference in the definition of Acquisition Proposal to “20%” shall be deemed to be replaced by “100%”;

“Advisory Agreement” means the advisory agreement dated July 1, 2015, between Denison and the Denison Financial Advisors;

“associate” and “affiliate” has the meaning ascribed thereto in the Securities Act;

“Arrangement” means the arrangement of Fission under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with Section 8.5 of the Arrangement Agreement or Article 7 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Parties, each acting reasonably;

“Arrangement Agreement” means the Arrangement Agreement dated July 27, 2015, including all schedules annexed thereto, between Denison, Subco and Fission, a copy of which is filed under Denison’s profile on SEDAR at www.sedar.com;

“Arrangement Resolution” means the special resolution of the Fission Shareholders, approving the Plan of Arrangement, which is to be considered at the Fission Meeting;

“Articles of Arrangement” means the articles of arrangement of Fission in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall be in a form and content satisfactory to the Parties, each acting reasonably;

“Authorization” means any authorization, order, Permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of Law, and includes any Environmental Permit.

“Board” means the board of directors of Denison, prior to the completion of the Arrangement, as the same is constituted from time to time;

“business day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, or Vancouver, British Columbia;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

“Change in Recommendation” has the meaning ascribed to such term under the heading “The Arrangement Agreement – Non-Solicitation Covenant” of the Circular;

“Circular” means this management information circular, including all Schedules hereto and all documents incorporated by reference herein, sent to the Shareholders in connection with the Meeting;

“Claim” means (i) any suit, action, proceeding, dispute, investigation, claim, arbitration, order, summons, citation, directive, ticket, charge, demand or prosecution, whether legal or administrative; or (ii) any appeal or application for review; at law or in equity or by any Governmental Entity.

“Combined Company” means Denison following the completion of the Arrangement, with its name changed to “Denison Energy Corp.”, or such other name as is determined by the Board in its sole discretion, subject to regulatory approval, following the completion of the Name Change;

“Commissioner of Competition” means the Commissioner under the Competition Act or any Person duly authorized to exercise the powers of the Commissioner of Competition;

“Competition Act” means the Competition Act (Canada);

“Competition Act Approval” means with respect to the transactions contemplated by the Arrangement Agreement, either of the following: (i) receipt by Denison of an advance ruling certificate issued by the Commissioner of Competition under Section 102(1) of the Competition Act; or (ii) both of the (A) expiry or termination of the waiting period under Section 123 of the Competition Act or the waiver of the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act under Section 113(c) of the Competition Act, and (B) receipt by Denison of a written confirmation from the Commissioner of Competition that he does not, at that time, intend to make an application under Section 92 of the Competition Act, on terms satisfactory to each Party, acting reasonably;

“Computershare” means Computershare Investor Services Inc., the registrar and transfer agent for the Denison Shares and New Denison Shares, as applicable;

“Consideration” means the consideration to be received by Fission Shareholders pursuant to the Plan of Arrangement in respect of each Fission Share that is issued and outstanding immediately prior to the Effective Time, comprised of (i) 1.26 Denison Shares (subject to adjustment of the Exchange Ratio), and (ii) cash in the amount of CAD$0.0001, for each Fission Share;

“Consideration Share Maximum” means the total number of Denison Shares outstanding (on an undiluted basis) immediately prior to the completion of the Arrangement less 100,000;

“Consideration Shares” means 1.26 Denison Shares on a pre-Consolidation basis (approximately 0.63 New Denison Shares on a post-Consolidation basis) to be received by the Fission Shareholders pursuant to the Plan of Arrangement in consideration for each Fission Share held;

“Consolidation” means the consolidation of the Denison Shares on the basis of one (1) New Denison Share for each two (2) existing Denison Shares following the completion of the Arrangement;

“Consolidation Resolution” means the special resolution of the Shareholders approving the Consolidation at the Meeting, substantially in the form and content set out in Schedule E in this Circular;

“Contract” means any contract, agreement, license, claim, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound or to which any of their respective properties or assets is subject;

“Court” means the British Columbia Supreme Court;

“Credit Facility” means the fourth amended and restated credit agreement dated as of January 30, 2015 between Denison Mines Inc. as borrower, Denison Mines Corp. as guarantor, the Bank of Nova Scotia as sole lead arranger and bookrunner, the Bank of Nova Scotia as administrative agent and several lenders from time to time party thereto, pursuant to which Denison has access to credit of up to CAD$24 million with a maturity date of January 31, 2016;

“Denison” means Denison Mines Corp., a corporation currently existing under the laws of the Province of Ontario;

“Denison Articles” means the articles of amalgamation of Denison effective May 9, 1997, filed pursuant to the Business Corporations Act (Ontario), as amended;

“Denison Disclosure Letter” means the disclosure letter executed by Denison and delivered to Fission concurrently with the execution of the Arrangement Agreement;

“Denison Financial Advisors” means Pareto Securities AS and Haywood Securities Inc.;

“Denison Option Plan” means the stock option plan of Denison last approved by the Shareholders on May 9, 2013;

“Denison Options” means, at any time, options to acquire Denison Shares granted pursuant to the Denison Option Plan which are, at such time, outstanding and unexercised whether or not vested;

“Denison Replacement Options” shall have the meaning ascribed to such term in the Plan of Arrangement;

“Denison Resolutions” means, collectively, the Share Issuance Resolution, the Consolidation Resolution, the Name Change Resolution and the Retention Bonus Resolution;

“Denison Shares” means the common shares of Denison as currently constituted;

“Denison Supporting Shareholders” means those senior officers and directors of Denison who have entered into the Denison Voting Agreements;

“Denison Voting Agreements” means the voting agreements (including all amendments thereto) between Fission and the Denison Supporting Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Denison Shares in favour of each of the Denison Resolutions;

“Denison Warrants” means the outstanding common share purchase warrants of Denison;

“Depositary” means Computershare at its offices as set out in the Letter of Transmittal;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Notice” means a notice of dissent duly and validly given by a registered Fission Shareholder exercising Dissent Rights as contemplated in the Interim Order and as described in Article 5 of the Plan of Arrangement;

“Dissenting Shareholder” means a registered Fission Shareholder who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“Dissent Rights” has the meaning ascribed thereto in Section 5.1 of the Plan of Arrangement;

“Dissent Shares” means Fission Shares held by a Dissenting Shareholder in respect of which such Dissenting Shareholder has given a Dissent Notice;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement, which shall be no later than the Outside Date;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other time as Fission and Denison may agree upon in writing;

“Encumbrance” means any Claim, encumbrance, Lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of occupation, option, right of pre-emption, privilege or any matter capable of registration against title or any Contract to create any of the foregoing;

“Environmental Laws” means all Laws aimed at, or relating to, the reclamation or restoration of properties, protection of the environment, abatement of pollution, protection of wildlife, ensuring public safety from environmental hazards and all other Laws relating to the management processing, use, treatment, storage, disposal, discharge, transport or handling of any Hazardous Substances.

“Environmental Permits” means any Permits issued or required under any Environmental Laws.

“Exchange Ratio” means 1.26 Denison Shares for each Fission Share on a pre-Consolidation basis and approximately 0.63 New Denison Shares for each Fission Share on a post-Consolidation basis, provided that in no event shall the number of Consideration Shares issued be greater than the Consideration Share Maximum, and if the completion of the Arrangement would require the issue of that greater number of Denison Shares, the Exchange Ratio shall be adjusted so that the total number of Consideration Shares issued does not exceed the Consideration Share Maximum;

“Fairness Opinion” means the fairness opinion of Haywood provided to the Board in connection with the Arrangement, as set out in full at Schedule H to this Circular;

“Final Order” means an order of the Court granted pursuant to Section 192 of the CBCA, in a form acceptable to each of the Parties, each acting reasonably, approving the Arrangement after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided, however, that any such amendment is acceptable to the Parties, each acting reasonably) on appeal, unless such appeal is withdrawn, abandoned or denied;

“Fission” means Fission Uranium Corp., a corporation existing under the federal laws of Canada;

“Fission Board” means the board of directors of Fission as the same is constituted from time to time;

“Fission Disclosure Letter” means the disclosure letter executed by Fission and delivered to Denison concurrently with the execution of the Arrangement Agreement;

“Fission Energy” means Fission Energy Corp.;

“Fission Fairness Opinion” means the written opinion of Dundee Securities Ltd., Fission’s financial advisor, that the Consideration to be received by Fission Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Fission Shareholders;

“Fission Meeting” means the special meeting of Fission Shareholders, including any adjournment or postponement thereof, to be held on October 14, 2015, in accordance with the Interim Order to consider the Arrangement Resolution;

“Fission Option Plan” means the stock option plan of Fission last approved by Fission Shareholders on August 7, 2014;

“Fission Options” means, at any time, options to acquire Fission Shares granted under the Fission Option Plan which are, at such time, outstanding and unexercised, whether or not vested;

“Fission Shareholder Approval” means the approval of the Arrangement Resolution by 66 2⁄3% of votes cast in respect thereof by the Fission Shareholders present in person or by proxy at the Fission Meeting, plus any minority approval if so required pursuant to MI 61-101;

“Fission Shareholders” means the holders of Fission Shares;

“Fission Shares” means the common shares in the authorized share capital of Fission, as currently constituted;

“Fission Supporting Shareholders” means collectively all of the senior officers and directors of Fission, each of whom have entered into Fission Voting Agreements;

“Fission Voting Agreements” means the voting agreements (including all amendments thereto) between Denison and the Fission Supporting Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Fission Shares in favour of the Arrangement Resolution;

“Fission Warrants” means at any time, the common share purchase warrants to acquire Fission Shares which at such time are outstanding and unexercised;

“Governmental Entity” means (i) any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing, (ii) any self-regulatory organization or stock exchange, including the TSX and the NYSE MKT, (iii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, (iv) the Commissioner of Competition, and (v) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

“Haywood” means Haywood Securities Inc.;

“Hazardous Substances” means any waste or other substance that is prohibited, listed, defined, designated or classified as hazardous, radioactive, corrosive, explosive, infectious, carcinogenic, or toxic or a pollutant or a contaminant under or pursuant to, or that could result in liability under, any applicable Environment Laws including petroleum and all derivatives thereof or synthetic substitutes therefor, hydrogen sulphide, arsenic, cadmium, lead, mercury, polychlorinated biphenyls (PCBs), PCB-containing equipment and material, mould, asbestos, asbestos-containing material, urea-formaldehyde, urea-formaldehyde-containing material and any other material or substance that may impair the environment.

“IASB” means the International Accounting Standard Board;

“IFRS” means International Financial Reporting Standards as issued by the IASB, and as incorporated in the Handbook of the Canadian Institute of Chartered Accountants at the relevant time applied on a consistent basis;

“including” means including without limitation, and “include” and “includes” each have a corresponding meaning;

“Interim Order” means the interim order of the Court, in a form acceptable to Fission and Denison, each acting reasonably, providing for, among other things, the calling and holding of the Fission Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court with the consent of Fission and Denison, each acting reasonably;

“Intermediary” has the meaning ascribed thereto under the heading “General Proxy Information – Non Registered Shareholders”;

“KEPCO” means Korea Electric Power Corporation and KEPCO Canada Uranium Investment Limited Partnership;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals of Governmental Entities, necessary to proceed with the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement, including but not limited to (i) in relation to Fission, the approval of the TSX in respect of the Arrangement and the grant of the Interim Order and the Final Order, and (ii) in relation to Denison, the approval of the TSX for the issuance and listing of the Consideration Shares, and (iii) the Competition Act Approval;

“Law” or “Laws” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

“Letter Agreement” means the binding letter agreement dated July 6, 2015 between Denison and Fission in respect of the Arrangement;

“Letter of Transmittal” means the letter of transmittal delivered to Registered Shareholders, which when duly completed and forwarded to the Depositary with a certificate representing Denison Shares, will enable the Shareholders to exchange their Denison Shares for New Denison Shares upon completion of the Consolidation;

“Liens” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;

“Material Adverse Effect” means, in respect of any Person, any effect that is, or could reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (whether absolute, accrued, conditional or otherwise), operations or results of operations of such Person and its subsidiaries, taken as a whole, other than any effect relating to or affecting, as applicable (i) the Canadian economy, political conditions (including the outbreak of war or any acts of terrorism) or securities markets in general, (ii) the uranium mining industry or nuclear power generation industry in general, (iii) any generally applicable change in applicable Laws (other than orders, judgments or decrees against such Person or any of its subsidiaries, or (iv) a change in the market trading price of that Person that is either (A) related to the Arrangement Agreement and the transactions contemplated by the Arrangement Agreement or the announcement thereof, or (B) primarily a result of a change, effect, event or occurrence excluded from this definition of Material Adverse Effect referred to in clause (i), (ii) or (iii) above; provided, however, that the effect referred to in clause (i), (ii) or (iii) above does not primarily relate only to (or have the effect of primarily relating only to) such Person and its subsidiaries, taken as a whole, or disproportionately adversely affect such Person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which such Person and its subsidiaries operate;

“material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto in the Securities Act;

“Meeting” means the special meeting of Shareholders, including any adjournments and postponements thereof, to approve the Denison Resolutions;

“Meeting Materials” means the Notice of Meeting, the Proxy, the Letter of Transmittal and the Circular, collectively;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, of the Canadian Securities Administrators;

“Name Change” means the name change of Denison to “Denison Energy Corp.” or such other name as is determined by the Board in its sole discretion, subject to regulatory approval;

“Name Change Resolution” means the special resolution of the Shareholders approving the Name Change substantially in the form and content set out in Schedule F in this Circular;

“New Denison Shares” means the Denison Shares following the completion of the Consolidation;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators;

“NI 45-102” means National Instrument 45-102 – Resale of Securities, of the Canadian Securities Administrators;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations, of the Canadian Securities Administrators;

“Non-Registered Shareholder” has the meaning ascribed thereto under the heading “General Proxy Information – Non-Registered Shareholders”;

“Notifiable Transaction” has the meaning ascribed thereto under “Regulatory Approvals and Securities Laws Matters”;

“Notice of Meeting” means the notice of the Meeting sent to Shareholders together with this Circular;

“NYSE MKT” means the NYSE MKT LLC;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;

“Outside Date” means October 30, 2015 or such later date as may be agreed to in writing by the Parties;

“Parties” means as applicable, Fission, Denison and Subco, and “Party” means any one of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other Authorization of, from or required by any Governmental Entity;

“Permitted Transactions” has the meaning ascribed thereto in the Letter Agreement, and such Permitted Transactions are subject to the prior written approval of Fission, which approval shall not be unreasonably withheld, conditioned or delayed;

“person” includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of Fission, substantially in the form of Schedule A to the Arrangement Agreement, and any amendments or variations thereto made from time to time in accordance with the Arrangement Agreement, the Plan of Arrangement or at the direction of the Court in the Interim Order or the Final Order with the consent of the Parties, each acting reasonably;

“Proxy” means the proxy to be forwarded to Shareholders for use in connection with the Meeting;

“Record Date” means September 4, 2015;

“Registered Shareholder” has the meaning ascribed thereto under the heading “General Proxy Information – Non-Registered Shareholders”;

“Retention Bonus Payments” means an aggregate amount of up to CAD$5,596,041 in retention bonuses payable in the amounts and to the individuals set forth in Schedule F of the Arrangement Agreement;

“Retention Bonus Resolution” means the ordinary resolution of the Shareholders approving the issuance of the Retention Bonus Shares, substantially in the form and content set out in Schedule G in this Circular;

“Retention Bonus Shares” means the Denison Shares on a post-Consolidation basis to be issued to Messrs. Randhawa, McElroy, Hochstein, Cates (at his election), Charlish (at his election) and other Denison employees (allocated at the discretion of Denison) in satisfaction of certain Retention Bonus Payments, in the aggregate amount of CAD$4,596,041, which Denison Shares will be valued at the five (5) day VWAP of the Denison Shares on the TSX (on a post-Consolidation basis), immediately following the Effective Date;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means all applicable securities regulatory authorities, including the applicable securities commission or similar regulatory authorities in each of the provinces and territories of Canada and the TSX.

“Securities Laws” means the Securities Act, together with all other applicable Canadian provincial securities laws, the U.S. Securities Act, U.S. Exchange Act, and applicable securities laws of the United States and the states thereof, and the rules and regulations and published policies of the securities authorities thereunder, as now in effect and as they may be promulgated or amended from time to time, and includes the rules and policies of the TSX and of the NYSE MKT;

“SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101-“System for Electronic Document Analysis and Retrieval”of the Canadian Securities Administrators and available for public view at www.sedar.com;

“Share Issuance Resolution” means the ordinary resolution of the Shareholders approving the issuance of the Consideration Shares (including any Denison Shares issuable upon the exercise of the Fission Options or Fission Warrants), substantially in the form and content set out in Schedule D to this Circular;

“Shareholder Approval” means the approval of the Share Issuance Resolution by a simple majority of the votes cast in respect of the Share Issuance Resolution by Shareholders present in person or by proxy at the Meeting;

“Shareholders” means the holders of outstanding Denison Shares;

“Solicited Party” has the meaning ascribed to such term under the heading “The Arrangement Agreement – Non-Solicitation Covenant” in the Circular;

“Subco” means 9373721 Canada Inc., a wholly owned subsidiary of Denison;

“subsidiary” has the meaning ascribed thereto in the Securities Act;

“Superior Proposal” means any bona fide Acquisition Proposal made in writing by a third party or third parties acting jointly or in concert with one another, who deal at arm’s length to Fission or Denison, as the case may be, after the date hereof that, in the good faith determination of the Fission Board or the Board, as applicable, after receipt of advice from its outside financial advisor and legal counsel: (i) is reasonably capable of being completed in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available; (iii) is not subject to a due diligence or access condition; (iv) did not result from a material breach of Article 7 of the Arrangement Agreement, by the receiving Party or its representatives; (v) in the case of a transaction that involves the acquisition of common shares of a Party, is made available to all Fission Shareholders or Shareholders, as the case may be, on the same terms and conditions; (vi) failure to recommend such Acquisition Proposal to the Fission Shareholders or Shareholders, as the case may be, would be inconsistent with the Fission Board’s fiduciary duties or the Board’s fiduciary duties; and (vii) taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to its shareholders, taken as a whole, from a financial point of view, than the Arrangement (after taking into account any adjustment to the terms and conditions of the Arrangement proposed by the other Party pursuant to Section 7.2 of the Arrangement Agreement);

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Tax Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“Taxes” means (i) any and all domestic and foreign federal, state, provincial, municipal and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Entity, including without limitation pension plan contributions, tax instalment payments, unemployment insurance contributions and employment insurance contributions, workers’ compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, capital, use, and occupation, and including goods and services, value added, ad valorem, sales, capital, transfer, franchise, non-resident withholding, customs, payroll, recapture, employment, excise and property duties and taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts, (ii) any and all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included or being required to be included) in any Tax Return related to such group, and (iii) any and all liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other person, or any successor or transferee liability, in respect of any items described in clause (i) or (ii) above;

“Termination Expense Reimbursement” has the meaning ascribed thereto under the heading “The Arrangement Agreement –Termination Expense Reimbursement”;

“Terminating Party” means the Party proposing to terminate the Arrangement Agreement in accordance with the terms thereof;

“Termination Payment” means an amount equal to CAD$14,000,000;

“TSX” means the Toronto Stock Exchange;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

“VWAP” means volume-weighted average price.

SUMMARY

The following is a summary of information contained elsewhere in this Circular. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Circular. Shareholders are encouraged to read this Circular carefully and in its entirety. In this Circular, dollar amounts are expressed in United States dollars unless otherwise stated. Capitalized words and terms in this summary have the same meanings as set forth in the Glossary and elsewhere in this Circular.

The Companies

Denison

Denison is a TSX and NYSE MKT-listed uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia.

The Denison Shares are listed on the TSX under the symbol “DML” and on the NYSE MKT under the symbol “DNN”.

Additional information with respect to the business and affairs of Denison is set forth in Schedule A to this Circular. Denison’s registered and head office will be located at 40 University Ave, Suite 1100, Toronto, Ontario, Canada M5J 1T1 as of September 18, 2015.

Fission

Fission is a junior resource issuer primarily engaged in the growth and advancement of its core asset the Patterson Lake South property located in Saskatchewan, Canada.

The Fission Shares are listed on the TSX under the symbol “FCU”, the OTCQX marketplace in the U.S. under the symbol “FCUUF” and on the Frankfurt Stock Exchange under the symbol “2FU”.

Additional information with respect to the business and affairs of Fission is set forth in Schedule B to this Circular. Fission’s head and registered office is located at 700 – 1620 Dickson Avenue, Kelowna, British Columbia, Canada V1Y 9Y2.

The Combined Company

Following the completion of the Arrangement, it is expected that Denison will carry on the existing businesses of both Denison and Fission. Upon satisfaction of all conditions precedent to the completion of the Arrangement, Fission will file Articles of Arrangement giving effect to the Arrangement. Shortly following the Effective Time of the Arrangement, Denison will file Articles of Amendment giving effect to the consolidation of the issued and outstanding Denison Shares on the basis of one (1) New Denison Share for every two (2) existing Denison Shares and the name change from Denison Mines Corp. to “Denison Energy Corp.”.

Under the Arrangement, assuming no additional Fission Shares, Fission Options or Fission Warrants are issued, Denison will issue 486,660,032 Denison Shares (243,330,016 New Denison Shares after giving effect to the Consolidation), representing approximately 93.87% of the 518,438,669 Denison Shares issued and outstanding as of the close of business on the Record Date, to former Fission Shareholders and will reserve: (i) 42,308,695 Denison Shares (21,154,345 New Denison Shares after giving effect to the Consolidation) for issuance pursuant to the Denison Replacement Options, and (ii) 1,739,471 Denison Shares (869,733 New Denison Shares after giving effect to the Consolidation) for issuance pursuant to the outstanding Fission Warrants.

Following the Arrangement and upon giving effect to the Consolidation, Denison will have 502,549,350 New Denison Shares issued and outstanding on an undiluted basis, with 243,330,016 New Denison Shares held by former Fission Shareholders and 259,219,334 New Denison Shares held by current Shareholders, which represents ownership of Denison of approximately 48.4% by former Fission Shareholders and approximately 51.6% by current Shareholders, on an undiluted basis.

The Meeting

Time, Date and Place

The Meeting will be held at the offices of Cassels Brock & Blackwell LLP, 40 King Street West, Suite 2100, Toronto, Ontario on October 14, 2015 at 10:00 a.m. (Toronto time).

Record Date and Shares Entitled to Vote

At the close of business on the Record Date there were 518,438,669 Denison Shares outstanding. Shareholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Meeting.

Matters to be Considered

At the Meeting, Shareholders will be asked to consider and vote upon: (i) an ordinary resolution approving the issuance of such number of Denison Shares as may be required in order for Denison to acquire 100% of Fission pursuant to the Arrangement; (ii) a special resolution authorizing and approving the Consolidation, (iii) a special resolution authorizing and approving the Name Change; and (iv) an ordinary resolution authorizing and approving the issuance of such number of Denison Shares as may be required in order for Denison to make the Retention Bonus Payments.

Board Recommendation

The Board has unanimously determined that the Consideration, which is comprised of (i) 1.26 Denison Shares (subject to adjustment of the Exchange Ratio), and (ii) a cash payment of CAD$0.0001, for each Fission Share issued and outstanding immediately prior to the Effective Date, is fair from a financial point of view to Shareholders and that the Arrangement is in the best interests of Denison. The Board recommends that Shareholders vote in favour of each of the Denison Resolutions. See “The Arrangement – Recommendation of the Board”.

Votes Required for Certain Matters

The Share Issuance Resolution and the Retention Bonus Resolution each require the affirmative vote of a majority of the votes cast by Shareholders who vote in respect thereof in person or proxy at the Meeting. The Consolidation Resolution and the Name Change Resolution each require the affirmative vote of two-thirds (66 2⁄3%) of the votes cast by Shareholders who vote in respect thereof, in person or by proxy, at the Meeting.

The Arrangement

The Arrangement will be carried out pursuant to the Arrangement Agreement, including the Plan of Arrangement. The principal features of the transactions contemplated by the Plan of Arrangement are summarized as set forth below (and are qualified in their entirety by reference to the full text of the Plan of Arrangement and the Arrangement Agreement).

Steps to the Arrangement

1.	Fission will file Articles of Arrangement giving effect to the Plan of Arrangement, and at the Effective Time the following shall occur in the following order without any further act or formality:

(a)

each Fission Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof to Denison and Denison shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 5 of the Plan of Arrangement and the name of such Dissenting Shareholder shall be removed from the central securities register as a holder of Fission Shares;

(b)

each outstanding Fission Share (other than Fission Shares held by Denison or any affiliate thereof or a Dissenting Shareholder) shall be deemed to be transferred to Denison and, in consideration therefor, Denison shall issue the Consideration for each Fission Share;

(c)

each Fission Option outstanding immediately prior to the Effective Time shall be exchanged for a Denison Replacement Option to acquire from Denison the number of Denison Shares and at a price per option that is adjusted based on the Exchange Ratio;

(d)

each Fission Warrant shall be adjusted in accordance with the adjustment provisions in the relevant warrant certificate such that following the completion of the Arrangement, each holder of Fission Warrants shall receive, upon exercise thereof, that number of Denison Shares determined in accordance with the Exchange Ratio and the anti-dilution provisions of such Fission Warrants, in lieu of each Fission Share to which it was otherwise entitled to receive upon exercise. Upon any valid exercise of a Fission Warrant after the Effective Time, Denison shall issue the necessary number of Denison Shares;

(e)

each Fission Share held by Denison shall be transferred to Subco in consideration of the issue by Subco to Denison of one common share of Subco for each Fission Share so transferred and the amount added to the stated capital of Subco common shares will be equal to the paid up capital (as such term is defined in the Tax Act) of the Fission Shares so transferred; and

(f)

Fission and Subco shall amalgamate to form one corporate entity, with the same effect as if they had amalgamated under Section 181 of the CBCA, except that the legal existence of Subco shall not cease and Subco shall survive.

2.

Denison will file Articles of Amendment giving effect to the (i) Consolidation of the Denison Shares (including the Consideration Shares issued to former Fission Shareholders) on the basis of one (1) New Denison Share for every two (2) existing Denison Shares, and (ii) the Name Change.

3.	With effect as of the Effective Time, three (3) current directors of Denison will resign and five (5) nominees of Fission will be appointed as directors of Denison.

4.

With effect as of the Effective Time, certain executive officers of Denison shall resign and Devinder Randhawa shall be appointed as Chief Executive Officer, Ross McElroy shall be appointed as President and Chief Operating Officer and David Cates shall be appointed as Chief Financial Officer.

5.

In addition, all unvested Fission Options and Denison Options held by resigning directors and officers of Fission and Denison, respectively, who are not continuing on with the Combined Company, will be vested on the Effective Date and all unexpired options will be exercisable until the later of December 31, 2015 and the date on which such Fission Options and Denison Options would expire or terminate in accordance with the Fission Option Plan and Denison Option Plan, respectively.

It is currently the intention of the parties to the Arrangement Agreement that the Consolidation will be completed on the Effective Date, as soon as practicable after the completion of the Arrangement, and will affect the currently outstanding Denison Shares and the Denison Shares issued to Fission Shareholders under the Arrangement such that Fission Shareholders will receive approximately 0.63 of a New Denison Share on a post-Consolidation basis for each Fission Share held. The Consolidation will be deemed effective immediately upon the filing of Articles of Amendment, and the New Denison Shares will be posted for trading on the TSX and the NYSE MKT shortly after the Effective Date.

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations among representatives and legal and financial advisors of Denison and Fission. The following is a summary of the background to the execution by Denison of the Arrangement Agreement.

In April 2013, Denison completed the acquisition of Fission Energy, with Fission Energy spinning out certain assets into a newly-formed publicly traded company (being Fission), by way of a court approved plan of arrangement. Pursuant to this arrangement, Fission Energy shareholders received 0.355 of a Denison Share, a nominal cash payment of CAD$0.0001 and one common share of the newly-formed publicly traded company (being Fission). Pursuant to this transaction, Denison acquired a portfolio of uranium exploration projects including Fission Energy’s 60% interest in the Waterbury Lake uranium project, as well as Fission Energy’s exploration interest in all other properties in the eastern part of the Athabasca Basin, its interests in two joint ventures in Namibia, plus its assets in Quebec and Nunavut. The assets of Fission consisted of the remaining assets of Fission Energy, being primarily the 50% interest in the Patterson Lake South Property, located in the Western Athabasca Basin.

Following completion of the previous transaction with Fission Energy and Fission, senior management of Denison and Fission engaged in periodic high level discussions regarding their respective businesses and operations. In December 2013/January 2014, these discussions advanced to the point that Denison and Fission executed a confidentiality agreement dated January 6, 2014 pursuant to which Fission agreed to make certain information available to Denison in light of Denison’s consideration of a potential mutually acceptable negotiated transaction. Thereafter, the parties completed high level technical due diligence of each other’s material assets. On account of general market conditions and also the desire of each company to continue to separately progress their respective key properties being the Wheeler River Project and the Patterson Lake South Property, the parties determined to discontinue discussions in respect of a possible business transaction. Periodically, starting early in 2015, the parties were again engaged in high-level discussions regarding a potential business combination transaction, however for various reasons discussions were discontinued.

From June 24, 2015 to June 29, 2015, senior management of Denison and Fission engaged in discussions regarding a potential business combination between Denison and Fission. During such time, Denison informally retained the Denison Financial Advisors to discuss and assess the merits of a potential business combination transaction. On June 29, 2015, Denison and Fission entered into a confidentiality agreement with respect to the provision of certain non-public information from one party to the other in connection with a potential business combination.

During the week of June 29, 2015, senior management of Denison and Fission together with their legal and certain financial advisors met to negotiate the terms of the proposed business combination. It was subsequently agreed that the business combination would be effected by way of a statutory plan of arrangement pursuant to Section 192 of the CBCA and various terms of the transaction were negotiated and agreed in principal.

On June 30, 2015, counsel to Denison circulated a first draft of the Letter Agreement to Fission’s counsel in respect of a proposed arrangement. On July 1, 2015 Denison entered into the Advisory Agreement with the Denison Financial Advisors. From July 1, 2015 until July 6, 2015, the Board, certain members of Denison management and Fission, together with their respective legal and financial advisors, negotiated the Letter Agreement in respect of the proposed arrangement as well as the form of Denison Voting Agreements and Fission Voting Agreements.

On July 6, 2015, the Board met with its legal counsel and its financial advisors to discuss the Arrangement and the terms of the draft Letter Agreement. On July 6, 2015, Haywood presented its oral fairness opinion, with respect to the fairness, from a financial point of view, of the Arrangement to Denison. The Board reviewed a revised draft of the Letter Agreement and following detailed discussion and consideration of the information presented, the Board unanimously determined, among other things, (i) to accept the oral fairness opinion of Haywood; (ii) that each of the Exchange Ratio and the Arrangement is fair to Shareholders; (iii) that the Arrangement and entry into the Letter Agreement, which includes the form of Fission Voting Agreement is in the best interest of Denison, (iv) to authorize and approve the execution and delivery of the Letter Agreement and the Fission Voting Agreements, (v) to authorize the issuance of the Consideration Shares, the Retention Bonus Shares and the Denison Shares issuable upon exercise of the Fission Options and Fission Warrants, and (vi) to recommend to Shareholders that they vote their Denison Shares in favour of each of the Denison Resolutions.

The Letter Agreement was executed on July 6, 2015 and the terms of the transaction were announced in a joint press release issued by Denison and Fission following the close of trading on the TSX on July 6, 2015.

On July 14, 2015, counsel to Denison circulated a first draft of the Arrangement Agreement to Fission and its legal counsel for their review and comment. From July 14, 2015 up to and including July 27, 2015, certain members of Denison management and Fission, together with their respective legal and financial advisors, negotiated and finalized the Arrangement Agreement, the Denison Disclosure Letter and the Fission Disclosure Letter.

On July 27, 2015, Haywood delivered a written Fairness Opinion to the Board that the Arrangement is fair, from a financial point of view, to Denison and the Shareholders. The Arrangement Agreement was executed by the Parties in the late evening of July 27, 2015. The execution of the Arrangement Agreement was announced in a joint press release issued by Denison and Fission prior to the open of trading on the TSX on July 28, 2015.

Reasons and Benefits of the Arrangement

In recommending that the Shareholders vote in favour of each of the Denison Resolutions, the Board considered, among other things, the expected benefits of, reasons for, and risk factors of the Arrangement. The directors of Denison believe that the Arrangement will have the following benefits for the Shareholders:

(a)

Consolidation of Strategic Uranium Assets: Consolidation of a portfolio of strategic uranium asset interests in the Athabasca Basin, highlighted by Fission’s 100% owned Patterson Lake South Property and Denison’s 60% owned Wheeler River Project. Significant additional assets include Denison’s interests in the McClean Lake Mill and the Midwest, McClean Lake, Waterbury Lake, Mann Lake, and Wolly projects. With Patterson Lake South and Wheeler River as cornerstone projects, the Combined Company will have a fully integrated platform of exploration, resource development, advanced development, and revenue producing assets. Shareholders of the Combined Company will hold interests in five of the ten largest undeveloped projects in the Athabasca Basin, as measured by contained uranium.

(b)

Enhanced Leverage to Athabasca Basin Resources: The acquisition of the Patterson Lake South Property will substantially increase Denison’s total resource base. The combined portfolio would better position Denison for potential future appreciation in the price of uranium.

(c)

Ownership of the Cornerstone Asset in a Potential New Mining District: Fission’s 100% owned Patterson Lake South Property hosts the largest undeveloped resource in an emerging uranium exploration and development region, the Western Athabasca Basin.

(d)

Continued Exploration Potential: Establishment of an exploration foothold in both the Eastern Athabasca Basin and the Western Athabasca Basin, with a combined land package of over 430,000 hectares and a sizeable base of mineral resources defined under NI 43-101, is expected to provide the foundation for future resource growth.

(e)

Complimentary Combined Management Team: Management from Fission and Denison will be combined. Following the closing of the Arrangement, the board of the Combined Company will be reconstituted to consist of ten (10) directors, five (5) of whom will be Denison nominees (which will include one (1) nominee of KEPCO, a significant shareholder of Denison), and five (5) of whom will be Fission nominees. This combination offers expertise and complementary skill-sets at both the board and management level, drawing on extensive strategic, operating, exploration, development and financial experience.

(f)

Enhanced Capital Markets Profile: The Combined Company is expected to be the largest publicly traded exploration and development uranium company in the world by market capitalization. Denison and Fission believe that this will lead to increased trading liquidity, analyst coverage, index inclusion and global capital markets profile.

In the course of their evaluation of the Arrangement, the Board consulted with Denison’s senior management, legal counsel and the Denison Financial Advisors, considered current industry, economic and market conditions and trends, reviewed a significant amount of information and considered a number of factors, including but not limited to the following:

(a)	Fission Information. The Board considered the information provided by Fission with respect to its assets, properties and financial condition.

(b)

Advice from the Financial Advisor. The Board considered the financial presentation of Denison’s financial advisor, Haywood, as well as the oral opinion delivered on July 6, 2015 and the subsequent written Fairness Opinion provided to the Board on July 27, 2015, to the effect that, based on its analyses and subject to the assumptions, qualifications and limitations set out in the Fairness Opinion, the Arrangement was fair, from a financial point of view, to Denison and the Shareholders.

(c)	Size and Market Liquidity. The Board considered the anticipated size, market liquidity and cash position of the Combined Company following the Arrangement.

(d)	Share Value. The Board considered the anticipated value of the outstanding New Denison Shares on a fully diluted and post-Consolidation basis.

(e)

Strategic Opportunity. Denison evaluated business and strategic opportunities with the objective of maximizing shareholder value in a manner consistent with the best interests of Denison. The Board, in consultation with the legal and financial advisors to Denison, assessed the alternatives reasonably available to Denison and determined that the Arrangement represents the best current prospect for maximizing Shareholder value.

(f)

Ability to Accept Superior Proposal. The Arrangement Agreement allows the Board, subject to compliance with the terms thereof, to furnish information and take certain other actions in respect of an unsolicited Acquisition Proposal that could reasonably be expected to be a Superior Proposal. This option and ability to terminate the Arrangement Agreement in specified circumstances to accept a Superior Proposal on payment of the applicable Termination Payment provided further assurance to the Board that it would have a reasonable opportunity to consider a potential superior alternative transaction if one were subsequently proposed. The Board received advice from its financial and legal advisors that the terms of the Arrangement Agreement, including the payment of the applicable Termination Payment and the circumstances for such payment, are within the ranges typical in the market for similar transactions and should not be a significant deterrent to a party that is otherwise determined to pursue a Superior Proposal. See “The Arrangement Agreement”.

(g)

Voting Agreements. The Denison Supporting Shareholders and the Fission Supporting Shareholders, who in total hold approximately 0.5% and 1.7% of the Denison Shares and Fission Shares, respectively, have entered into the Denison Voting Agreements and Fission Voting Agreements, as the case may be, pursuant to which they have agreed, among other things, to vote in favour of the resolutions relating to the Arrangement.

(h)

Required Shareholder Approval. The Board considered that the Share Issuance Resolution must be approved by at least a majority of the votes cast at the Denison Meeting, and that the Consolidation Resolution and Name Change Resolution must each be approved by at least two-thirds (66 2⁄3%) of the votes cast at the Denison Meeting, providing protection for Shareholders.

(i)	Approvals. The Board considered that the Arrangement requires Court approval and Competition Act Approval.

In the course of its deliberations, the Board also identified and considered a variety of risks and potentially negative factors in connection with the Arrangement, including, but not limited to the following:

(a)

Termination of the Arrangement Agreement. Each of Denison and Fission has the right to terminate the Arrangement Agreement in certain circumstances, including in the event of a change having a Material Adverse Effect.

(b)

Satisfaction or Waiver of Conditions Precedent. The completion of the Arrangement is subject to several conditions, including shareholder, court and regulatory approvals, and there is no certainty that all conditions will be satisfied or waived.

(c)

Failure to Complete the Arrangement. If the Arrangement is not completed, a considerable amount of costs, time and effort of Denison and its management team will have been diverted away from other aspects of Denison’s business activities and other potentially accretive transactions.

(d)

Integration and Realization of Anticipated Benefits. The Combined Company may fail to realize the growth opportunities and synergies currently anticipated due to challenges associated with integrating the operations and personnel of Denison and Fission.

(e)

Change in Management Relationships. The current management of Denison has spent considerable time and effort establishing and maintaining important relationships with various parties. As the management team of Denison will be changing significantly as a result of the Arrangement, there can be no assurance that the new management team will be able to continue to foster or maintain these relationships.

(f)

Fixed Exchange Ratio. The Exchange Ratio is fixed (subject to certain exceptions) and, as a result, the Denison Shares issued on closing of the Arrangement may have a market value different than at the time of approval of the Arrangement.

(g)

Termination Payments and Fees. The Arrangement Agreement may be terminated by Denison or Fission in certain circumstances, in which case a Termination Payment and/or Termination Expense Reimbursement may be payable.

(h)

Interests of Certain Persons in the Arrangement. Certain directors and/or executive officers of Denison have interests in the Arrangement that are different than the interests of Shareholders generally.

The foregoing summary of the information and factors considered by the Board is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching their conclusions and recommendations. The recommendations of the Board were made after consideration of all of the above-noted factors and in light of their collective knowledge of the business, financial condition and prospects of Fission, and were also based upon the advice of financial advisors and legal advisors to the Board. In addition, individual members of the Board may have assigned different weights to different factors.

See “The Arrangement – Reasons and Benefits of the Arrangement and – Risk Factors of the Arrangement”.

Arrangement Agreement

Conditions to the Arrangement

The obligations of Denison to complete the Arrangement are subject to the satisfaction of certain conditions in its favour, including, among others, (i) Fission having complied in all material respects with its covenants in the Arrangement Agreement; (ii) the representations and warranties of Fission under the Arrangement Agreement being true and correct in all material respects; (iii) no Material Adverse Effect having occurred; (iv) Denison having received all of the Fission Voting Agreements; and (v) holders of no more than 5% of the issued and outstanding Fission Shares having exercised, and not withdrawn, their Dissent Rights in respect of the Arrangement Resolution.

The obligations of Fission to complete the Arrangement are subject to the satisfaction of certain conditions in its favour, including, among others, (i) Denison having complied in all material respects with their respective covenants in the Arrangement Agreement; (ii) the representations and warranties of Denison under the Arrangement Agreement being true and correct in all material respects; (iii) no Material Adverse Effect having occurred; (iv) Fission having received from Denison, satisfactory evidence of the conditional approval for the listing of the Consideration Shares on the TSX; (v) Fission having received the resignations of all directors and officers of Denison who are not continuing on as directors or officers following the completion of the Arrangement; (vi) Fission having received certified copies of resolutions passed by the Board approving the appointment of the reconstituted Board and management team as set forth in the Arrangement Agreement, and (vi) Fission having received all of the Denison Voting Agreements.

The obligations of Denison and Fission to complete the Arrangement are subject to the satisfaction of certain mutual conditions, including, among others, (i) Fission Shareholder Approval having been obtained at the Fission Meeting; (ii) the Share Issuance Resolution having been approved by the Shareholders at the Meeting; (iii) the Interim Order and the Final Order having been obtained; (iv) no action having been taken under any applicable Law or by any Governmental Entity which makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Arrangement; (v) Key Regulatory Approvals having been obtained; (vi) the distribution of the securities pursuant to the Arrangement being exempt from the prospectus and registration requirements of applicable Canadian securities law; (vii) the Denison Shares and Denison Replacement Options to be issued in the United States pursuant to the Arrangement being exempt from the registration requirements of the U.S. Securities Act; and (viii) the Arrangement Agreement not having been terminated.

The obligation of each of Denison and Fission to complete the Arrangement are subject to the fulfillment of each of the foregoing conditions precedent on or before the Effective Time, each of which may be waived by the relevant Party, or in the case of the mutual conditions precedent may only be waived with the mutual written consent of both Denison and Fission.

See “The Arrangement Agreement”.

Fairness Opinion

Pursuant to the Advisory Agreement, Haywood was retained to prepare and deliver to the Board an opinion as to the fairness, from a financial point of view, of the Arrangement, to Denison and the Shareholders. The full text of the Fairness Opinion which sets forth, among other things, the assumptions made, methodologies used, matters considered and limitations on the review undertaken by Haywood, is attached as Schedule H to this Circular. Shareholders are urged to read the Fairness Opinion in its entirety. The summary of the Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the Fairness Opinion.

Haywood was of the opinion that, subject to the assumptions, limitations and qualifications set forth in the Fairness Opinion, as of the date of such opinion, the Arrangement was fair, from a financial point of view, to Denison and the Shareholders. See “Fairness Opinion”.

Denison Voting Agreements

The Denison Supporting Shareholders have entered into Denison Voting Agreements with Fission pursuant to which they have each agreed among other things, to vote their Denison Shares (including any additional Denison Shares subsequently acquired) in favour of each of the Denison Resolutions. As of the Record Date, the Denison Supporting Shareholders held 2,835,596 Denison Shares (on a pre-Consolidation basis), representing approximately 0.5% of the issued and outstanding Denison Shares on that date. See “Denison Voting Agreements”.

Court Approval of the Arrangement

The CBCA requires that Fission obtain the approval of the Court in respect of the Arrangement. On September 14, 2015, Fission obtained the Interim Order providing for the calling and holding of the Fission Meeting and other procedural matters. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by the Fission Shareholders at the Fission Meeting in the manner required by the Interim Order, and the Share Issuance Resolution is approved by the Shareholders, Fission will make an application to the Court on October 16, 2015 for the issuance of the Final Order. See “Court Approval of the Arrangement”.

Regulatory Approvals and Securities Laws Matters

Competition Act Approval

It is a mutual condition precedent to the completion of the Arrangement that the Competition Act Approval be obtained. Part IX of the Competition Act requires that certain classes of transactions that exceed the thresholds set out at section 109 and 110 of the Competition Act be notified to the Commissioner of Competition by the parties to the transaction prior to closing (a “Notifiable Transaction”).

The Arrangement constitutes a Notifiable Transaction and also constitutes a “merger” for the purposes of the Competition Act and cannot be completed until Competition Act Approval has been obtained. In this regard, on August 5, 2015, Denison filed with the Commissioner of Competition, an application for an advance ruling certificate pursuant to subsection 102(1) of the Competition Act and requested a waiver of compliance with the notification requirements of the Competition Act, pursuant to subsection 113(c) of the Competition Act. On August 27, 2015, Competition Act Approval was obtained pursuant to the issuance of an advance ruling certificate.

The requirements under the Competition Act are discussed further in this Circular under “Regulatory Approvals and Securities Laws Matters – Competition Act Approval”.

Stock Exchange Approval

It is a condition of the Arrangement that the TSX shall have conditionally approved for listing the Denison Shares to be issued or made issuable in connection with the Arrangement.

Since the Arrangement will result in the issuance of greater than 25% of the currently outstanding Denison Shares, the rules of the TSX require that Denison obtain approval for the issuance of Denison Shares pursuant to the Arrangement from the holders of a majority of Denison Shares present in person or represented by proxy at a duly constituted shareholders meeting.

The rules of the TSX also require that Denison obtain approval from the holders of a majority of Denison Shares for the Retention Bonus Shares issuable to Messrs. Randhawa, McElroy, Hochstein, Cates (at the election of Mr. Cates), Charlish (at the election of Mr. Charlish) and other employees of Denison (allocated at the discretion of Denison), since they are deemed to be “security based compensation arrangements” by the TSX. The completion of the Arrangement is not conditional on such Shareholder approval. If Shareholder approval is not obtained for the Retention Bonus Shares, it is expected that the Retention Bonus Payments will be made in such manner as determined by the compensation committee of the Combined Company. The Retention Bonus Payments will likely be paid in cash or a combination of cash and options. See “The Arrangement – Employment Matters” and “The Arrangement – Risk Factor Following Completion of the Arrangement”.

The TSX conditionally approved the listing of the Denison Shares issuable pursuant to the Arrangement on September 4, 2015, subject to Shareholder approval. NYSE MKT approval for the listing of the Denison Shares issuable pursuant to the Arrangement will be obtained prior to the closing of the Arrangement. Shortly after the completion of the Arrangement, the Fission Shares will be delisted from the TSX.

On completion of the Consolidation and the Name Change, the New Denison Shares will be listed and posted for trading on the TSX and the NYSE MKT under the symbol “DFU”. See “Regulatory Approvals and Securities Laws Matters – Stock Exchange Approval”.

Canadian Securities Laws Matters

The distribution of the Denison Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus and registration requirements of Canadian securities legislation. The Denison Shares issued pursuant to the Arrangement may be resold through registered dealers in each of the provinces of Canada, free from restrictions on resale, provided that (i) the trade is not a “control distribution” as defined in NI 45-102, (ii) no unusual effort is made to prepare the market or to create a demand for the Denison Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling security holder is an insider or officer of Denison, the selling security holder has no reasonable grounds to believe that Denison is in default of applicable Canadian securities laws.

The Arrangement may be a related party transaction for Denison pursuant to paragraphs (g) and (h) of the definition of “related party transaction” under MI 61-101. Denison has relied on the exemptions from the formal valuation and the minority shareholder approval requirements of MI 61-101 pursuant to subsection 5.5(a) and 5.7(1)(a) of MI 61-101, respectively, on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, in so far as it involves interested parties, exceeds 25% of Denison’s market capitalization (calculated in accordance with MI 61-101).

See “Regulatory Approvals and Securities Laws Matters – Canadian Securities Laws Matters”.

United States Securities Laws Matters

The Denison Shares and Denison Replacement Options to be issued by Denison in exchange for Fission Shares and Fission Options pursuant to the Arrangement, have not been registered under the U.S. Securities Act or applicable state securities laws, and are being issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, and similar or other exemptions from registration under applicable state securities laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on September 14, 2015 and, subject to the approval of the Arrangement Resolution by the Fission Shareholders, a hearing on the Arrangement will be held on October 16, 2015. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Denison Shares and Denison Replacement Options to be issued by Denison in exchange for Fission Shares and Fission Options pursuant to the Arrangement.

The exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to Section 3(a)(10) of the U.S. Securities Act or were issued pursuant to another exemption from registration under the U.S. Securities Act. Therefore, the Denison Shares issuable upon exercise of the Denison Replacement Options to be issued pursuant to the Arrangement and the Denison Shares to be issued upon exercise of the Fission Warrants outstanding as of the Effective Date may not be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and the Denison Replacement Options and Fission Warrants may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Prior to the issuance of Denison Shares pursuant to any such exercise, Denison may require evidence (which may include an opinion of counsel) reasonably satisfactory to Denison to the effect that the issuance of such Denison Shares does not require registration under the U.S. Securities Act or applicable state securities laws.

Information on certain requirements of United States federal securities laws applicable to the resale of Denison Shares issuable pursuant to the Arrangement and on the exercise of Denison Replacement Options is further discussed in this Circular under “Regulatory Approval and Securities Laws Matters – United States Securities Laws Matters”.

The Share Issuance

As at the close of business on the Record Date, there were 518,438,669 Denison Shares, 7,057,210 Denison Options and nil Denison Warrants issued and outstanding, and 386,238,121 Fission Shares, 33,578,333 Fission Options and 1,380,538 Fission Warrants issued and outstanding.

Under the Arrangement, assuming no additional Fission Shares, Fission Options or Fission Warrants are issued, Denison will issue 486,660,032 Denison Shares (243,330,016 New Denison Shares after giving effect to the Consolidation) to former Fission Shareholders and will reserve: (i) 42,308,695 Denison Shares (21,154,345 New Denison Shares after giving effect to the Consolidation) for issuance pursuant to the Denison Replacement Options, and (ii) 1,739,471 Denison Shares (869,733 New Denison Shares after giving effect to the Consolidation) for issuance pursuant to the outstanding Fission Warrants.

Upon completion of the Arrangement and prior to giving effect to the Consolidation or issuance of the Retention Bonus Shares, Denison will have 1,005,098,701 Denison Shares issued and outstanding on an undiluted basis, with 486,660,032 Denison Shares to be held by former Fission Shareholders and 518,438,669 Denison Shares to be held by current Shareholders, which represents ownership of Denison of approximately 48.4% by former Fission Shareholders and approximately 51.6% by current Shareholders on an undiluted basis.

See “Special Business to be Considered at the Meeting – Approval of the Share Issuance”.

The Consolidation

In connection with the Arrangement, Denison intends to issue Denison Shares as consideration to Fission Shareholders. Shortly following the Effective Time of the Arrangement, Denison intends to consolidate its Denison Shares on the basis of one (1) New Denison Share for every two (2) existing Denison Shares. The Denison Shares to be issued to Fission Shareholders will be consolidated on the same basis as the Denison Shares currently outstanding.

Following the Arrangement and upon giving effect to the Consolidation, Denison will have 502,549,350 New Denison Shares issued and outstanding on an undiluted basis, with 243,330,016 New Denison Shares held by former Fission Shareholders (48.4%) and 259,219,334 New Denison Shares held by current Shareholders (51.6%).

The exercise or conversion price and the number of New Denison Shares issuable under any outstanding convertible securities of Denison or obligations, including, if the Arrangement is completed the Denison Replacement Options and the Fission Warrants, will be proportionately adjusted if the Consolidation is effected.

See “Special Business to be Considered at the Meeting – Approval of the Consolidation”.

The Name Change

In connection with the Arrangement, Denison intends to change its name from Denison Mines Corp. to “Denison Energy Corp.”, in order to better reflect the business of the Combined Company.

See “Special Business to be Considered at the Meeting – Approval of the Name Change”.

The Retention Bonus Share Issuance

In connection with the Arrangement, Denison intends to issue such number of Denison Shares as necessary to make the Retention Bonus Payments to Messrs. Randhawa, McElroy, Hochstein, Cates (at the election of Mr. Cates) and Charlish (at the election of Mr. Charlish) and other employees of Denison (allocated at the discretion of Denison). Any Denison Shares issued as Retention Bonus Payments will be valued at the five (5) day VWAP of the Denison Shares on the TSX (on a post-Consolidation basis) immediately following the date on which the Arrangement becomes effective. It is unknown what percentage this will represent at the Effective Time, however, based on the five (5) day VWAP on the Record Date, the aggregate of all Retention Bonus Shares will represent 1.69% of the issued and outstanding Denison Shares before giving effect to the Arrangement, and 0.87% of the issued and outstanding Denison Shares after giving effect to the Arrangement.

See “Special Business to be Considered at the Meeting – Approval of the Retention Bonus Share Issuance” and “The Arrangement – Employment Matters”.

Risk Factors

Shareholders should consider a number of risk factors in evaluating whether to approve the Denison Resolutions. These risk factors include certain risks related to the Arrangement and the Combined Company which are discussed in greater detail under “The Arrangement – Risk Factors of the Arrangement and – Risk Factor Following Completion of the Arrangement” and risks relating to the businesses of Denison and Fission which are described under “Risk Factors” in Schedules A and B, respectively, and in the documents incorporated by reference herein.

Interests of Certain Persons in the Arrangement

Certain directors and/or executive officers of Denison have interests in the Arrangement that are different than the interests of Shareholders generally. These interests relate to the fact that certain directors and officers may continue to serve as directors or officers of Denison following the completion of the Arrangement, and that certain directors and an officer are to receive Retention Bonus Payments as set forth in the Arrangement Agreement following the completion of the Arrangement. In addition, those directors and officers of Denison who are resigning on completion of the Arrangement and are not continuing on with the Combined Company, will have the right to exercise all unexpired stock options until the later of (i) December 31, 2015, and (ii) the date on which they would expire or terminate in accordance with the terms of the Denison Option Plan. See “Information Concerning the Meeting – Interests of Certain Persons in the Arrangement” and “The Arrangement – Employment Matters”.

Pro Forma Combined Financial Statements

The following selected unaudited pro forma combined financial information for the Combined Company is based on the assumptions described in the respective notes to the Combined Company’s unaudited pro forma combined statement of financial position as at June 30, 2015 (prepared on the basis that the Arrangement has occurred on June 30, 2015) and consolidated statement of income (loss) for the six month period ended June 30, 2015 and for the year ended December 31, 2014 (in each case prepared on the basis that the Arrangement has occurred on January 1, 2014), which is attached as Schedule I to this Circular.

The unaudited pro forma combined financial statements are not necessarily indicative of the Combined Company’s combined financial position and results from operations if the events reflected therein were in effect for the periods presented, nor do they purport to project the Combined Company’s combined financial position or results from operations for any future period. Fission’s consolidated results from operations have been constructed for the purpose of this pro forma disclosure and do not conform with the financial statements for Fission incorporated by reference in this Circular.

The unaudited pro forma combined financial statements are based on certain assumptions and adjustments. The selected unaudited pro forma combined financial information given below should be read in conjunction with the description of the Arrangement contained in this Circular, the unaudited pro forma combined financial statements contained in this Circular and the audited and unaudited consolidated financial statements of Denison and Fission incorporated by reference in this Circular.

(in thousands of U.S. Dollars)	As at June 30, 2015
Pro-Forma Statement of Financial Position:
Cash and cash equivalents	$32,587
Short term investments	$8,017
Long term investments	$1,872

Cash, equivalents and investments	$42,476

Working capital	$30,302
Plant and equipment	$71,918
Mineral properties	$486,493
Total assets	$616,229
Total long-term liabilities	$120,950

(in thousands of U.S. Dollars, except for per share amounts)	Six months ended June 30, 2015	Twelve months ended Dec. 31, 2014
Pro-Forma Statement of Income (Loss):
Total revenues	$5,257	$9,619
Net income (loss)	($27,614)	($78,555)
Basic and diluted earnings (loss) per share	($0.03)	($0.08)

GENERAL PROXY INFORMATION

Solicitation of Proxies

The information contained in this Circular is furnished in connection with the solicitation of proxies to be used at the Meeting to be held at the offices of Cassels Brock & Blackwell LLP, 40 King Street West, Suite 2100, Toronto, Ontario on October 14, 2015 at 10:00 a.m. (Toronto time), for the purposes set out in the accompanying Notice of Meeting.

It is expected that the solicitation of proxies for the Meeting will be made primarily by mail; however, directors, officers and employees of Denison may also solicit proxies by telephone, electronic transmission or in person in respect of the Meeting. The solicitation of proxies for the Meeting is being made by or on behalf of management of Denison and Denison will bear the cost in respect of the solicitation of proxies for the Meeting. In addition, Denison may reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of Denison Shares.

Denison has also retained Boudicca Proxy Consultants (“Boudicca”) to aid in soliciting proxies from Shareholders. Shareholders may contact Boudicca, toll free at 1-800-837-3821 or outside North America at 416-900-1263 or by email at denisonmines@boudiccaproxy.com.

Voting by Proxies

Enclosed with this Circular being sent to Shareholders is a form of proxy (the “Proxy”). The persons named in the Proxy are officers and/or directors of Denison. A Shareholder may appoint a person (who need not be a Shareholder) other than the persons already named in the Proxy to represent such Shareholder at the Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose. In order to be valid, a Proxy must be received by Computershare Investor Services Inc., Toronto, Office, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, no later than 10:00 a.m. (Toronto time) on October 9, 2015 or, in the event of an adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed Meeting. The Chairman of the Meeting may waive the Proxy cut-off time at his discretion without notice.

Registered Shareholders can vote in the following ways:

•	Mail: To the offices of Computershare Investor Services Inc., Toronto, Office, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1; or

•	Telephone: Call the toll-free number indicated on the Proxy form (1-866-732-VOTE (8683)) and follow the prompts; or

•	Online: Go to the website indicated on the proxy form (www.investorvote.com) and follow the instructions on the screen; or

•	In Person: Present yourself to a representative of Computershare at the Meeting.

In order to be effective, the Proxy must be executed by a Shareholder exactly as his or her name appears on the register of shareholders of Denison. Additional execution instructions are set out in the notes to the Proxy. The Proxy must also be dated where indicated. If the date is not completed, the Proxy will be deemed to be dated on the day on which it was mailed to Shareholders.

Management representatives designated in the Proxy will vote the Denison Shares in respect of which they are appointed proxy in accordance with the instructions of the Shareholder as indicated on the Proxy and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Denison Shares will be voted accordingly. In the absence of such direction, such Denison Shares will be voted by the Denison representatives named in the Proxy FOR each of the Denison Resolutions, and will be voted by such representatives on all other matters which may come before the Meeting in their discretion.

The Proxy when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of Denison is not aware of any such amendments, variations or other matters. However, if such amendments, variations or other matters which are not now known to Denison management should properly come before the Meeting, the persons named in the Proxy will be authorized to vote the shares represented thereby in their discretion.

Non-Registered Shareholders

Only registered Shareholders of Denison (a “Registered Shareholder”), or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, Denison Shares are registered:

(a)

in the name of an intermediary (an “Intermediary”) with whom the non-registered Shareholder (a “Non-Registered Shareholder”) deals in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depositary Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, Denison has distributed copies of the Meeting Materials to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders will either:

(a)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form” or “VIF”) which the Intermediary must follow. Typically, the VIF will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the VIF will consist of a regular printed Proxy accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the Proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)

be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the Proxy, this Proxy is not required to be signed by the Non-Registered Shareholder when submitting the Proxy. In this case, the Non-Registered Shareholder who wishes to submit a Proxy should properly complete the Proxy and deposit it with Computershare Investor Services Inc., Toronto, Office, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Denison Shares they beneficially own. Should a Non-Registered Shareholder who receives either a VIF or a Proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the Proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a VIF, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the VIF or Proxy is to be delivered.

The Meeting Materials are being sent to both Registered and Non-Registered Shareholders. If you are a Non-Registered Shareholder, and Denison or its agent has sent these materials directly to you, your name and address and information about your holdings of Denison Shares, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Denison Shares on your behalf. By choosing to send these materials to you directly, Denison (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request form for voting instructions.

Revocation of Proxies

A Registered Shareholder who has submitted a Proxy may revoke it by: (a) delivering a written notice signed by the Registered Shareholder or by an attorney authorized in writing or, if the Registered Shareholder is a corporation, by a duly authorized officer or attorney, (i) at the registered office of Denison to the Corporate Secretary, Denison Mines Corp., 40 University Ave, Suite 1100, Toronto, Ontario, Canada M5J 1T1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting, or (ii) to the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting; (b) completing and signing a Proxy bearing a later date and depositing it with Computershare not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting; or (c) in any other manner permitted by law.

INFORMATION CONCERNING THE MEETING

Time, Date and Place

The Meeting will be held at the offices of Cassels Brock & Blackwell LLP, 40 King Street West, Suite 2100, Toronto, Ontario on October 14, 2015 at 10:00 a.m. (Toronto time) as set forth in the Notice of Meeting.

Record Date and Shares Entitled to Vote

At the close of business on the Record Date there were 518,438,669 Denison Shares outstanding. Shareholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Meeting.

Matters to be Considered

At the Meeting, the Shareholders will be asked to consider and vote upon: (i) the Share Issuance Resolution; (ii) the Consolidation Resolution, (iii) the Name Change Resolution, (iv) the Retention Bonus Resolution, and (v) such other matters as may properly come before the Meeting.

The Board unanimously recommends that Shareholders vote FOR each of the Denison Resolutions at the Meeting. See “The Arrangement – Recommendation of the Board” and “Special Business to be Considered at the Meeting”. It is a condition of the completion of the Arrangement that the Share Issuance Resolution be approved by the Shareholders at the Meeting.

Principal Shareholders

As at the Record Date, to the knowledge of the directors and officers of Denison, no persons or companies beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to all of the Denison Shares then outstanding, other than as set forth below.

Name of Shareholder	Number and Percentage of Denison Shares Held
Korea Electric Power Corporation (“KEPCO”) through KEPCO Canada Uranium Investment Limited Partnership and other affiliates	58,284,000 (11.2%)

Quorum and Votes Required for Certain Matters

The presence, in person or by proxy, of two Shareholders entitled to vote thereat, holding in the aggregate not less than 10% of the issued and outstanding Denison Shares, will constitute a quorum for the Meeting.

The Share Issuance Resolution and the Retention Bonus Resolution each require the affirmative vote of a majority of the votes cast by the Shareholders who vote in respect thereof, in person or by proxy, at the Meeting. The Consolidation Resolution and the Name Change Resolution each require the affirmative vote of two-thirds (66 2⁄3%) of the votes cast by the Shareholders who vote in respect thereof, in person or by proxy, at the Meeting.

Interests of Certain Persons in the Arrangement

In considering the recommendations of the Board to vote in favour of the matters discussed in this Circular, Shareholders should be aware that some of the directors and executive officers of Denison have interests in the Arrangement that are different from, or in addition to, the interests of Shareholders generally, as set out below.

These interests relate to the fact that certain directors and officers may continue to serve as directors or officers of Denison following the completion of the Arrangement, and that certain directors and an officer are to receive Retention Bonus Payments as set forth in the Arrangement Agreement following the completion of the Arrangement. In addition, those directors and officers of Denison who are resigning on completion of the Arrangement and are not continuing on with the Combined Company, will have the right to exercise all unexpired stock options until the later of (i) December 31, 2015, and (ii) the date on which they would expire or terminate in accordance with the terms of the Denison Option Plan. Also see “The Arrangement – Employment Matters”.

THE ARRANGEMENT

The Arrangement will be carried out pursuant to the Arrangement Agreement, including the Plan of Arrangement. Upon satisfaction of all conditions precedent to the completion of the Arrangement, Fission will file Articles of Arrangement giving effect to the Plan of Arrangement. Shortly following the Effective Time, Denison will file Articles of Amendment giving effect to the Consolidation and the Name Change.

With effect as of the Effective Time, three (3) current directors of Denison will resign and five (5) nominees of Fission will be appointed as directors of Denison. With effect as of the Effective Time, certain executive officers of Denison shall resign and Devinder Randhawa shall be appointed as Chief Executive Officer, Ross McElroy shall be appointed as President and Chief Operating Officer and David Cates shall be appointed as Chief Financial Officer.

In addition, all unvested Fission Options and Denison Options held by resigning directors and officers of Fission and Denison, respectively, who are not continuing on with the Combined Company will be vested on the Effective Date and will be exercisable until the later of (i) December 31, 2015, and (ii) the date on which such Fission Options and Denison Options would expire or terminate in accordance with the Fission Option Plan and Denison Option Plan, respectively.

Background

The Arrangement Agreement is the result of arm’s length negotiations among representatives and legal and financial advisors of Denison and Fission. The following is a summary of the background to the execution by Denison of the Arrangement Agreement.

In April 2013, Denison completed the acquisition of Fission Energy, with Fission Energy spinning out certain assets into a newly-formed publicly traded company (being Fission), by way of a court approved plan of arrangement. Pursuant to this arrangement, Fission Energy shareholders received 0.355 of a Denison Share, a nominal cash payment of CAD$0.0001 and one common share of the newly-formed publicly traded company (being Fission). Pursuant to this transaction, Denison acquired a portfolio of uranium exploration projects including Fission Energy’s 60% interest in the Waterbury Lake uranium project, as well as Fission Energy’s exploration interest in all other properties in the eastern part of the Athabasca Basin, its interests in two joint ventures in Namibia, plus its assets in Quebec and Nunavut. The assets of Fission consisted of the remaining assets of Fission Energy, being primarily the 50% interest in the Patterson Lake South Property, located in the Western Athabasca Basin.

Following completion of the previous transaction with Fission Energy and Fission, senior management of Denison and Fission engaged in periodic high level discussions regarding their respective businesses and operations. In December 2013/January 2014, these discussions advanced to the point that Denison and Fission executed a confidentiality agreement dated January 6, 2014 pursuant to which Fission agreed to make certain information available to Denison in light of Denison’s consideration of a potential mutually acceptable negotiated transaction. Thereafter, the parties completed high level technical due diligence of each other’s material assets. On account of general market conditions and also the desire of each company to continue to separately progress their respective properties being the Wheeler River Project and the Patterson Lake South Property, the parties determined to discontinue discussions in respect of a possible business transaction. Periodically, starting early in 2015, the parties were again engaged in high-level discussions regarding a potential business combination transaction, however for various reasons discussions were discontinued.

From June 24, 2015 to June 29, 2015, senior management of Denison and Fission engaged in discussions regarding a potential business combination between Denison and Fission. During such time, Denison informally retained the Denison Financial Advisors to discuss and assess the merits of a potential business combination transaction. On June 29, 2015, Denison and Fission entered into a confidentiality agreement with respect to the provision of certain non-public information from one party to the other in connection with a potential business combination.

During the week of June 29, 2015, senior management of Denison and Fission together with their legal and certain financial advisors met to negotiate the terms of the proposed business combination. It was subsequently agreed that the business combination would be effected by way of a statutory plan of arrangement pursuant to Section 192 of the CBCA and various terms of the transaction were negotiated and agreed in principal.

On June 30, 2015, counsel to Denison circulated a first draft of the Letter Agreement to Fission’s counsel in respect of a proposed arrangement. On July 1, 2015 Denison entered into the Advisory Agreement with the Denison Financial Advisors. From July 1, 2015 until July 6, 2015, the Board, certain members of Denison management and Fission, together with their respective legal and financial advisors, negotiated the Letter Agreement in respect of the proposed arrangement as well as the form of Denison Voting Agreements and Fission Voting Agreements.

On July 6, 2015, the Board met with its legal counsel and its financial advisors to discuss the Arrangement and the terms of the draft Letter Agreement. On July 6, 2015, Haywood presented its oral fairness opinion, with respect to the fairness, from a financial point of view, of the Arrangement to Denison. The Board reviewed a revised draft of the Letter Agreement and following detailed discussion and consideration of the information presented, the Board unanimously determined, among other things, (i) to accept the oral fairness opinion of Haywood; (ii) that each of the Exchange Ratio and the Arrangement is fair to Shareholders; (iii) that the Arrangement and entry into the Letter Agreement, which includes the form of Fission Voting Agreement is in the best interest of Denison, (iv) to authorize and approve the execution and delivery of the Letter Agreement and the Fission Voting Agreements, (v) to authorize the issuance of the Consideration Shares, the Retention Bonus Shares and the Denison Shares issuable upon exercise of the Fission Options and Fission Warrants, and (vi) to recommend to Shareholders that they vote their Denison Shares in favour of each of the Denison Resolutions.

The Letter Agreement was executed on July 6, 2015 and the terms of the transaction were announced in a joint press release issued by Denison and Fission following the close of trading on the TSX on July 6, 2015.

On July 14, 2015, counsel to Denison circulated a first draft of the Arrangement Agreement to Fission and its legal counsel for their review and comment. From July 14, 2015 up to and including July 27, 2015, certain members of Denison management and Fission, together with their respective legal and financial advisors, negotiated and finalized the Arrangement Agreement, the Denison Disclosure Letter and the Fission Disclosure Letter.

On July 27, 2015, Haywood delivered a written Fairness Opinion to the Board that the Arrangement is fair, from a financial point of view, to Denison and the Shareholders. The Arrangement Agreement was executed by the Parties in the late evening of July 27, 2015. The execution of the Arrangement Agreement was announced in a joint press release issued by Denison and Fission prior to the open of trading on the TSX on July 28, 2015.

Recommendation of the Board

After considering, among other things, the Fairness Opinion, the Board has unanimously determined that the Consideration offered under the Arrangement is fair from a financial point of view to Shareholders and that the Arrangement is in the best interests of Denison. Accordingly, the Board has unanimously approved the Arrangement Agreement and the terms of the Arrangement and unanimously recommends that the Shareholders vote FOR each of the Denison Resolutions at the Meeting.

In reaching its conclusions and formulating its recommendations, the Board considered a number of factors, including the Fairness Opinion, the expected benefits, reasons and risks associated with the Arrangement. The discussion of the information and factors considered by the Board is not intended to be exhaustive. In reaching the determination to approve and recommend each of the Denison Resolutions, the Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have assigned different weight to each factor.

Reasons and Benefits of the Arrangement

In recommending that the Shareholders vote in favour of each of the Denison Resolutions, the Board considered, among other things, the expected benefits of, reasons for, and risk factors of the Arrangement. The directors of Denison believe that the Arrangement will have the following benefits for the Shareholders:

(a)

Consolidation of Strategic Uranium Assets: Consolidation of a portfolio of strategic uranium asset interests in the Athabasca Basin, highlighted by Fission’s 100% owned Patterson Lake South Property and Denison’s 60% owned Wheeler River Project. Significant additional assets include Denison’s interests in the McClean Lake Mill and the Midwest, McClean Lake, Waterbury Lake, Mann Lake, and Wolly projects. With Patterson Lake South and Wheeler River as cornerstone projects, the Combined Company will have a fully integrated platform of exploration, resource development, advanced development, and revenue producing assets. Shareholders of the Combined Company will hold interests in five of the ten largest undeveloped projects in the Athabasca Basin, as measured by contained uranium.

(b)

Enhanced Leverage to Athabasca Basin Resources: The acquisition of the Patterson Lake South Property will substantially increase Denison’s total resource base. The combined portfolio would better position Denison for potential future appreciation in the price of uranium.

(c)

Ownership of the Cornerstone Asset in a Potential New Mining District: Fission’s 100% owned Patterson Lake South Property hosts the largest undeveloped resource in an emerging uranium exploration and development region, the Western Athabasca Basin.

(d)

Continued Exploration Potential: Establishment of an exploration foothold in both the Eastern Athabasca Basin and the Western Athabasca Basin, with a combined land package of over 430,000 hectares and a sizeable base of mineral resources defined under NI 43-101, is expected to provide the foundation for future resource growth.

(e)

Complimentary Combined Management Team: Management from Fission and Denison will be combined. Following the closing of the Arrangement, the board of the Combined Company will be reconstituted to consist of ten (10) directors, five (5) of whom will be Denison nominees (which will include one (1) nominee of KEPCO, a significant shareholder of Denison), and five (5) of whom will be Fission nominees. This combination offers expertise and complementary skill-sets at both the board and management level, drawing on extensive strategic, operating, exploration, development and financial experience.

(f)

Enhanced Capital Markets Profile: The Combined Company is expected to be the largest publicly traded exploration and development uranium company in the world by market capitalization. Denison and Fission believe that this will lead to increased trading liquidity, analyst coverage, index inclusion and global capital markets profile.

In the course of their evaluation of the Arrangement, the Board consulted with Denison’s senior management, legal counsel and the Denison Financial Advisors, considered current industry, economic and market conditions and trends, reviewed a significant amount of information and considered a number of factors, including but not limited to the following:

(a)	Fission Information. The Board considered the information provided by Fission with respect to its assets, properties and financial condition.

(b)

Advice from the Financial Advisor. The Board considered the financial presentation of Denison’s financial advisor, Haywood, as well as the oral opinion delivered on July 6, 2015 and the subsequent written Fairness Opinion provided to the Board on July 27, 2015, to the effect that, based on its analyses and subject to the assumptions, qualifications and limitations set out in the Fairness Opinion, the Arrangement was fair, from a financial point of view, to Denison and the Shareholders. See “Fairness Opinion”.

(c)	Size and Market Liquidity. The Board considered the anticipated size, market liquidity and cash position of the Combined Company following the Arrangement.

(d)	Share Value. The Board considered the anticipated value of the outstanding New Denison Shares on a fully diluted and post-Consolidation basis.

(e)

Strategic Opportunity. Denison evaluated business and strategic opportunities with the objective of maximizing shareholder value in a manner consistent with the best interests of Denison. The Board, in consultation with the legal and financial advisors to Denison, assessed the alternatives reasonably available to Denison and determined that the Arrangement represents the best current prospect for maximizing Shareholder value.

(f)

Ability to Accept Superior Proposal. The Arrangement Agreement allows the Board, subject to compliance with the terms thereof, to furnish information and take certain other actions in respect of an unsolicited Acquisition Proposal that could reasonably be expected to be a Superior Proposal. This option and ability to terminate the Arrangement Agreement in specified circumstances to accept a Superior Proposal on payment of the applicable Termination Payment provided further assurance to the Board that it would have a reasonable opportunity to consider a potential superior alternative transaction if one were subsequently proposed. The Board received advice from its financial and legal advisors that the terms of the Arrangement Agreement, including the payment of the applicable Termination Payment and the circumstances for such payment, are within the ranges typical in the market for similar transactions and should not be a significant deterrent to a party that is otherwise determined to pursue a Superior Proposal. See “The Arrangement Agreement”.

(g)

Voting Agreements. The Denison Supporting Shareholders and the Fission Supporting Shareholders, who in total hold approximately 0.5% and 1.7% of the Denison Shares and Fission Shares, respectively, have entered into the Denison Voting Agreements and Fission Voting Agreements, as the case may be, pursuant to which they have agreed, among other things, to vote in favour of the resolutions relating to the Arrangement.

(h)

Required Shareholder Approval. The Board considered that the Share Issuance Resolution must be approved by at least a majority of the votes cast at the Denison Meeting, and that the Consolidation Resolution and Name Change Resolution must each be approved by at least two-thirds (66 2⁄3%) of the votes cast at the Denison Meeting, providing protection for Shareholders.

(i)	Approvals. The Board considered that the Arrangement requires Court approval and Competition Act Approval.

In the course of its deliberations, the Board also identified and considered a variety of risks and potentially negative factors in connection with the Arrangement, including, but not limited to the following:

(a)

Termination of the Arrangement Agreement. Each of Denison and Fission has the right to terminate the Arrangement Agreement in certain circumstances, including in the event of a change having a Material Adverse Effect.

(b)

Satisfaction or Waiver of Conditions Precedent. The completion of the Arrangement is subject to several conditions, including shareholder, court and regulatory approvals, and there is no certainty that all conditions will be satisfied or waived.

(c)

Failure to Complete the Arrangement. If the Arrangement is not completed, a considerable amount of costs, time and effort of Denison and its management team will have been diverted away from other aspects of Denison’s business activities and other potentially accretive transactions.

(d)

Integration and Realization of Anticipated Benefits. The Combined Company may fail to realize the growth opportunities and synergies currently anticipated due to challenges associated with integrating the operations and personnel of Denison and Fission.

(e)

Change in Management Relationships. The current management of Denison has spent considerable time and effort establishing and maintaining important relationships with various parties. As the management team of Denison will be changing significantly as a result of the Arrangement, there can be no assurance that the new management team will be able to continue to foster or maintain these relationships.

(f)

Fixed Exchange Ratio. The Exchange Ratio is fixed (subject to certain exceptions) and, as a result, the Denison Shares issued on closing of the Arrangement may have a market value different than at the time of approval of the Arrangement.

(g)

Termination Payments and Fees. The Arrangement Agreement may be terminated by Denison or Fission in certain circumstances, in which case a Termination Payment or Termination Expense Reimbursement may be payable.

(h)

Interests of Certain Persons in the Arrangement. Certain directors and/or executive officers of Denison have interests in the Arrangement that are different than the interests of Shareholders generally.

The foregoing summary of the information and factors considered by the Board is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching their conclusions and recommendations. The recommendations of the Board were made after consideration of all of the above-noted factors and in light of their collective knowledge of the business, financial condition and prospects of Fission, and were also based upon the advice of financial advisors and legal advisors to the Board. In addition, individual members of the Board may have assigned different weights to different factors.

Steps of the Transactions under the Arrangement Agreement

The Arrangement will be carried out pursuant to the Arrangement Agreement, including the Plan of Arrangement.

The principal features of the transactions contemplated by the Arrangement Agreement are summarized as set forth below (and are qualified in their entirety by reference to the full text of the Plan of Arrangement and the Arrangement Agreement). The Arrangement Agreement (including the Plan of Arrangement) is filed under Denison’s profile on SEDAR at www.sedar.com.

1.	Fission will file Articles of Arrangement giving effect to the Plan of Arrangement, and at the Effective Time the following shall occur in the following order without any further act or formality:

(a)

each Fission Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof to Denison and Denison shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 5 of the Plan of Arrangement and the name of such Dissenting Shareholder shall be removed from the central securities register as a holder of Fission Shares;

(b)

each outstanding Fission Share (other than Fission Shares held by Denison or any affiliate thereof or a Dissenting Shareholder) shall be deemed to be transferred to Denison and, in consideration therefor, Denison shall issue the Consideration for each Fission Share;

(c)

each Fission Option outstanding immediately prior to the Effective Time shall be exchanged for a Denison Replacement Option to acquire from Denison the number of Denison Shares and at a price per option that is adjusted based on the Exchange Ratio;

(d)

each Fission Warrant shall be adjusted in accordance with the adjustment provisions in the relevant warrant certificate or warrant indenture such that following the completion of the Arrangement, each holder of Fission Warrants shall receive, upon exercise thereof, that number of Denison Shares determined in accordance with the Exchange Ratio and the anti-dilution provisions of such Fission Warrants, in lieu of each Fission Share to which it was otherwise entitled to receive upon exercise. Upon any valid exercise of a Fission Warrant after the Effective Time, Denison shall issue the necessary number of Denison Shares;

(e)

each Fission Share held by Denison shall be transferred to Subco in consideration of the issue by Subco to Denison of one common share of Subco for each Fission Share so transferred and the amount added to the stated capital of Subco common shares will be equal to the paid up capital (as such term is defined in the Tax Act) of the Fission Shares so transferred; and

(f)

Fission and Subco shall amalgamate to form one corporate entity, with the same effect as if they had amalgamated under Section 181 of the CBCA, except that the legal existence of Subco shall not cease and Subco shall survive.

2.

Denison will file Articles of Amendment giving effect to the Consolidation of the Denison Shares (including the Consideration Shares issued to former Fission Shareholders) on the basis of one (1) New Denison Share for every two (2) existing Denison Shares and the Name Change.

3.	With effect as of the Effective Time, three (3) current directors of Denison will resign and five (5) nominees of Fission will be appointed as directors of Denison.

4.

With effect as of the Effective Time, certain executive officers of Denison shall resign and Devinder Randhawa shall be appointed as Chief Executive Officer, Ross McElroy shall be appointed as President and Chief Operating Officer and David Cates shall be appointed as Chief Financial Officer.

5.

In addition, all unvested Fission Options and Denison Options held by resigning directors and officers of Fission and Denison, respectively, who are not continuing on with the Combined Company, will be vested on the Effective Date and all unexpired options will be exercisable until the later of December 31, 2015 and the date on which such Fission Options and Denison Options would expire or terminate in accordance with the Fission Option Plan and Denison Option Plan, respectively.

Each Denison Replacement Option will entitle the holder to purchase from Denison the number of Denison Shares equal to the product of (i) the number of Fission Shares subject to the Fission Option immediately before the Effective Time, and (ii) the Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of a Denison Share, then the number of Denison Shares otherwise issued on exercise of the Denison Replacement Option shall be rounded down to the nearest whole number of Denison Shares. The exercise price per Denison Share of such Denison Replacement Option shall be an amount (rounded up to the nearest fourth decimal place) equal to the quotient of (i) the exercise price per Fission Share under the exchanged Fission Option before the Effective Time divided by (ii) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Denison Replacement Options shall be rounded up to the nearest whole cent. All terms and conditions of a Denison Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Fission Option for which it was exchanged, and shall continue to be governed by the terms of the Fission Option Plan.

Each outstanding Fission Warrant shall be adjusted in accordance with the adjustment provisions in the relevant warrant certificate such that following the completion of the Arrangement, each holder of Fission Warrants shall receive, upon exercise thereof, that number of Denison Shares determined in accordance with the Exchange Ratio and the anti-dilution provisions of such Fission Warrants, in lieu of each Fission Share to which it was otherwise entitled to receive upon exercise.

As at the close of business on the Record Date, there were 386,238,121 Fission Shares, 33,578,333 Fission Options and 1,380,538 Fission Warrants issued and outstanding. Assuming no additional Fission Shares, Fission Options or Fission Warrants are issued, Denison will issue 486,660,032 Denison Shares (243,330,016 New Denison Shares after giving effect to the Consolidation), representing approximately 93.87% of the issued and outstanding Denison Shares as of the close of business on the Record Date, to former Fission Shareholders and will reserve: (i) 42,308,695 Denison Shares (21,154,345 New Denison Shares after giving effect to the Consolidation) for issuance pursuant to the Denison Replacement Options, and (ii) 1,739,471 Denison Shares (869,733 New Denison Shares after giving effect to the Consolidation) for issuance pursuant to the outstanding Fission Warrants.

Upon completion of the Arrangement and prior to giving effect to the Consolidation or issuance of the Retention Bonus Shares, Denison will have 1,005,098,701 Denison Shares issued and outstanding on an undiluted basis, with 486,660,032 Denison Shares to be held by former Fission Shareholders and 518,438,669 Denison Shares to be held by current Shareholders, which represents ownership of Denison of approximately 48.4% by former Fission Shareholders and approximately 51.6% by current Shareholders on an undiluted basis.

It is currently the intention of the parties to the Arrangement Agreement that the Consolidation of the Denison Shares will be completed on the Effective Date, as soon as practicable after the completion of the Arrangement and the Consolidation will affect the currently outstanding Denison Shares and the Consideration Shares to be issued to Fission Shareholders under the Arrangement such that Fission Shareholders will receive approximately 0.63 of a New Denison Share on a post-Consolidation basis for each Fission Share held. The Consolidation will be deemed effective immediately upon the filing of Articles of Amendment, and the New Denison Shares will be posted for trading on the TSX and the NYSE MKT shortly after the Effective Date.

The Consolidation and the Name Change are not conditions precedent to the completion of the Arrangement. If the Consolidation Resolution or the Name Change Resolution is not approved by the Shareholders, the above steps of the transactions contemplated by the Arrangement Agreement will be modified accordingly.

Completion of the Arrangement

Upon the satisfaction or waiver of the conditions to the completion of the Arrangement, including receipt of all necessary Shareholder approvals and receipt of all regulatory and all third party consents, the steps set out above will be implemented. It is currently anticipated that the Arrangement will be completed on or about October 19, 2015.

Employment Matters

As a result of the completion of the Arrangement and the restructuring of management of the Combined Company, certain executive officers and/or directors of Denison and Fission are entitled to receive certain payments.

Denison

David Cates (President and Chief Executive Officer). Mr. Cates is party to an executive employment agreement dated March 23, 2015. As a result of the Arrangement and the change in Mr. Cates’ scope of employment (from President and Chief Executive Officer of Denison to Chief Financial Officer of the Combined Company) the terms of Mr. Cates’ employment agreement entitles him to receive (i) a payment equal to his salary for 24 months, (ii) a bonus payment in an amount equal to the bonus payment earned by him for the fiscal year ending immediately prior to the effective date of termination, and (iii) a payment equal to 19% of the amount in (i) as compensation for discontinued benefits. Additionally, any of Mr. Cates’ unvested stock options would automatically vest in the event he does not continue with the Combined Company, and all of his options will be exercisable for a 90-day period. Mr. Cates’ base salary is CAD$250,000 per annum. Mr. Cates, who will be continuing on as the Chief Financial Officer of the Combined Company, will be offered a Retention Bonus Payment in the amount of CAD$425,780 in lieu of receiving any payment for termination for “Good Reason” (as defined in his employment agreement). The Retention Bonus Payment may be payable in Retention Bonus Shares or cash at Mr. Cates’ election. Mr. Cates’ executive employment agreement, as amended, provides that he may terminate his employment agreement for Good Reason within ninety (90) days of the event constituting Good Reason. Mr. Cates’ Retention Bonus Payment will only be paid once he has waived this entitlement and entered into a new employment agreement with the Combined Company. See “Special Business to be Considered at the Meeting – Approval of the Retention Bonus Share Issuance”.

Gabriel (Mac) McDonald (Chief Financial Officer). Mr. McDonald is party to an executive employment agreement dated February 24, 2015. It is expected that Mr. McDonald will be terminated as a result of the Arrangement and the restructuring of management of the Combined Company. Accordingly, pursuant to the terms of his employment agreement, Mr. McDonald will be entitled to receive CAD$307,500 which amount represents (i) a payment equal to his salary for 18 months, and (ii) a bonus payment in an amount equal to the bonus payment earned by him for the fiscal year ending immediately prior to the effective date of termination. Additionally, Mr. McDonald’s unvested stock options will automatically vest and all of his options will be exercisable for a 90-day period.

Steve Blower (Vice President, Exploration). Mr. Blower is party to an executive employment agreement dated August 1, 2012. It is expected that Mr. Blower will be terminated as a result of the Arrangement and the restructuring of management of the Combined Company. Accordingly, pursuant to the terms of his employment agreement, Mr. Blower will be entitled to receive CAD$401,390 which amount represents (i) a payment equal to his salary for 18 months, and (ii) a bonus payment in an amount equal to the bonus payment earned by him for the fiscal year ending immediately prior to the effective date of termination. Additionally, Mr. Blower’s unvested stock options will automatically vest and all of his options will be exercisable for a 90-day period.

Ron F. Hochstein (Executive Chairman). Mr. Hochstein is party to an Executive Services Agreement dated March 1, 2015 pursuant to which Mr. Hochstein provides services as the Executive Chairman. Mr. Hochstein joined Denison in 1999 as Vice President, Corporate Development and has over the years served in various roles. Prior to his role as Executive Chairman, Mr. Hochstein served as President and Chief Executive Officer of Denison (since 2009) and previous to that, as President and Chief Operating Officer (since 2006). It is expected that Mr. Hochstein will play a critical role in the successful integration of the businesses of Denison and Fission and will continue to provide strategic direction and expertise as a director of the Combined Company following the completion of the Arrangement. In order to ensure the successful integration of the businesses of Denison and Fission and to provide continuity of management and expertise following the completion of the Arrangement, Mr. Hochstein will continue to serve as a director of the Combined Company. In consideration of Mr. Hochstein’s many years of service in contributing to the success of Denison and his continued commitment to successfully transition Denison and the combined management team following the Arrangement, Mr. Hochstein will receive a Retention Bonus Payment in the amount of CAD$500,000, payable in Retention Bonus Shares. See “Special Business to be Considered at the Meeting – Approval of the Retention Bonus Share Issuance”.

Pursuant to the terms of the Arrangement Agreement, Denison will also be permitted to issue that number of Retention Bonus Shares equal to a maximum amount of CAD$1,000,000 in the aggregate, allocated at the discretion of Denison, to other Denison employees as Retention Bonus Payments. See “Special Business to be Considered at the Meeting – Approval of the Retention Bonus Share Issuance”.

Fission

Devinder Randhawa (Chief Executive Officer). Mr. Randhawa is party to an employment agreement dated July 5, 2013, as amended on October 3, 2014. Pursuant to the terms of such agreement, Mr. Randhawa may elect to terminate his employment on a change of control (which includes the acquisition of 50% or more of the outstanding voting securities of Fission), and on such election is entitled to receive (i) a payment equal to his salary for three (3) years, (ii) an additional amount of CAD$250,000, (iii) any bonus owing prior to such termination, and (iv) the continuation of all other employee related benefits for two (2) years, or if not possible, an amount sufficient to enable him to procure comparable benefits on a private basis for such period. Further, any unvested stock options held by Mr. Randhawa will automatically vest and be exercisable in accordance with terms of the Fission Option Plan. Mr. Randhawa’s base salary is CAD$460,000 per annum. Mr. Randhawa who will be appointed as the Chief Executive Officer of the Combined Company, will be offered a Retention Bonus Payment in the amount of CAD$1,227,600, payable in Retention Bonus Shares, in lieu of receiving any change of control payments. See “Special Business to be Considered at the Meeting – Approval of the Retention Bonus Share Issuance”.

Ross McElroy (President and Chief Operating Officer). Mr. McElroy is party to an employment agreement dated July 5, 2013, as amended on October 3, 2014. Pursuant to the terms of such agreement, Mr. McElroy may elect to terminate his employment on a change of control (which includes the acquisition of 50% or more of the outstanding voting securities of Fission), and on such election is entitled to receive (i) a payment equal to his salary for three (3) years, (ii) an additional amount of CAD$250,000, (iii) any bonus owing prior to such termination, and (iv) the continuation of all other employee related benefits for two (2) years, or if not possible, an amount sufficient to enable him to procure comparable benefits on a private basis for such period. Further, any unvested stock options held by Mr. McElroy will automatically vest and be exercisable in accordance with terms of the Fission Option Plan. Mr. McElroy’s base salary is CAD$460,000 per annum. Mr. McElroy, who will be appointed as the President and Chief Operating Officer of the Combined Company, will be offered a Retention Bonus Payment in the amount of CAD$1,227,600, payable in Retention Bonus Shares, in lieu of receiving any change of control payments. See “Special Business to be Considered at the Meeting – Approval of the Retention Bonus Share Issuance”.

Paul Charlish (Chief Financial Officer). Mr. Charlish is party to an employment agreement dated October 3, 2014. Pursuant to the terms of such agreement, in the event Mr. Charlish elects to terminate his employment as a result of a “Constructive Dismissal” that occurs during a 24 month period following a change of control, he is entitled to receive (i) a payment equal to his salary for two (2) years, and (ii) the continuation of certain employee related benefits for two (2) years, or at his option an amount equal to all such benefit contributions paid by Fission on his behalf for such period. Mr. Charlish’s base salary is CAD$139,650 per annum. In Mr. Charlish’s employment agreement “Constructive Dismissal” or “Constructively Dismissed” includes, among other things, being placed in a position of lesser stature than the current position which would result in a significant change in the nature or scope of powers, authority, functions or duties, a derogation in current status, a decrease in base salary or material decrease in benefits, vacation or eligibility for other compensation. It is expected that Mr. Charlish will be continuing on in a finance function position reporting to the Chief Financial Officer (which will meet the definition of “Constructive Dismissal”) and will be offered a Retention Bonus Payment in the amount of CAD$215,061, payable in Retention Bonus Shares or cash at his election, in lieu of receiving any Constructive Dismissal payment. Mr. Charlish’s Retention Bonus Payment will only be paid once he has waived this entitlement and entered into a new employment agreement with the Combined Company. See “Special Business to be Considered at the Meeting – Approval of the Retention Bonus Share Issuance”.

Pursuant to the terms of the Arrangement Agreement, Denison will also be permitted to issue that number of Retention Bonus Shares equal to a maximum amount of CAD$1,000,000 in the aggregate, allocated at the discretion of Fission, to other Fission employees as Retention Bonus Payments.

Retention Bonus Share Issuance

The Retention Bonus Shares issuable in satisfaction of the Retention Bonus Payments above, other than in respect of the CAD$1,000,000 payable to Fission employees (who will not become insiders of the Combined Company), are subject to approval by the Shareholders of the Retention Bonus Resolution. See “Special Business to be Considered at the Meeting – Approval of the Retention Bonus Share Issuance”. Any Retention Bonus Shares that are issued will be valued at the five (5) day VWAP of the Denison Shares on the TSX (on a post-Consolidation basis), immediately following the Effective Date.

Although the maximum number of Retention Bonus Shares cannot be determined at this time, the following table is being provided for illustrative purposes to show the number of Retention Bonus Shares (on a pre-Consolidation basis) that would have been issuable to the foregoing individuals using the five (5) day VWAP of the Denison Shares on: (i) July 3, 2015, being the last trading day prior to announcement of the Letter Agreement, (ii) July 27, 2015, being the last trading day prior to announcement of the Arrangement Agreement, and (iii) September 4, 2015, being the Record Date, and in each case based on the 518,438,669 Denison Shares issued and outstanding on the Record Date (on an undiluted basis).

	Number and Percentage of Denison Shares Issuable based on July 3, 2015 5-day VWAP = CAD$0.906	Number and Percentage of Denison Shares Issuable based on July 27, 2015 5-day VWAP = CAD$0.645	Number and Percentage of Denison Shares Issuable based on September 4, 2015 5-day VWAP = CAD$0.637
David Cates	469,955 (0.09%)	660,124 (0.13%)	668,414 (0.13%)
Ron F. Hochstein	551,876 (0.11%)	775,193 (0.15%)	784,929 (0.15%)
Devinder Randhawa	1,354,966 (0.26%)	1,903,255 (0.37%)	1,927,158 (0.37%)
Ross McElroy	1,354,966 (0.26%)	1,903,255 (0.37%)	1,927,158 (0.37%)
Paul Charlish	237,374 (0.05%)	333,427 (0.06%)	337,615 (0.06%)
Other Denison Employees	1,103,752 (0.21%)	1,550,387 (0.30%)	1,569,858 (0.30%)
Other Fission Employees	1,103,752 (0.21%)	1,550,387 (0.30%)	1,569,858 (0.30%)
Total(2)	6,176,641 (1.19%)	8,676,028 (1.67%)	8,784,990 (1.69%)

Notes:

(1)	The numbers in the above table are given on a pre-Consolidation basis.

(2)	0.61%, 0.86% and 0.87% on a post-Consolidation basis following completion of the Arrangement.

Vacation Benefits

Pursuant to the Arrangement Agreement, Fission employees are entitled to receive accrued unused vacation benefits of approximately CAD$149,000, owing as at the date of the Arrangement Agreement.

Insurance and Indemnification

Pursuant to the Arrangement Agreement, Denison has agreed that it shall, or shall cause Fission to, purchase customary “run off” policies of directors’ and officers’ liability insurance providing protection for those directors and officers of Denison and Fission who are resigning as of the Effective Date no less favourable in the aggregate to the protection provided by the policies maintained by Denison and Fission which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date, and to maintain such “run-off” policies in effect without reduction in scope or coverage for a period of six (6) years from the Effective Date.

Denison has also agreed, under the Arrangement Agreement that it will honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Denison and Fission and acknowledges that such rights will survive the completion of the Plan of Arrangement and will continue in full force and effect for a period of not less than six (6) years from the Effective Date.

Risk Factors of the Arrangement

Shareholders should carefully consider the following risk factors in evaluating whether to approve the Arrangement. These risk factors should be considered in conjunction with the other information included in this Circular, including the documents incorporated by reference herein.

The Arrangement Agreement may be terminated in certain circumstances, including in the event of a change having a Material Adverse Effect.

Each of Denison and Fission has the right to terminate the Arrangement Agreement and Arrangement in certain circumstances. Accordingly, there is no certainty, nor can Denison provide any assurance, that the Arrangement Agreement will not be terminated by either Denison or Fission before the completion of the Arrangement. For example, each party has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, in the aggregate, have a Material Adverse Effect on the other party. Although a Material Adverse Effect excludes certain events that are beyond the control of Denison or Fission (such as general changes in the global economy or changes that affect the mining industry generally and which do not have a materially disproportionate effect on Denison or Fission), there is no assurance that a change having a Material Adverse Effect on Denison or Fission will not occur before the Effective Date, in which case Fission or Denison could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

There can be no certainty that all conditions precedent to the Arrangement Agreement will be satisfied

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Denison or Fission, including among others, Shareholder Approval, Fission Shareholder Approval and receipt of the Final Order. There can be no certainty, nor can Denison provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Arrangement is not completed, the market price of the Denison Shares may decline to the extent that the current market price reflects a market assumption that the Arrangement will be completed.

There can be no certainty that the Arrangement will be completed

There is no certainty that the Arrangement will be completed. If the Arrangement is not completed, a considerable amount of funds will have been incurred in pursuing the Arrangement and even if a Termination Expense Reimbursement is payable by Fission to Denison, it may not be sufficient to cover all of the costs incurred in connection with the Arrangement. The management team and other personnel of Denison will also have devoted considerable amounts of time towards consummation of the transaction and the failure to complete the Arrangement will have resulted in the diversion of management’s focus and efforts away from other aspects of Denison’s business activities and other potentially accretive transactions. The failure to complete the Arrangement may also result in Denison having to reconstitute its management team and invest additional time and funds in pursuing an alternative business strategy.

Uncertainties associated with integration and realizing the anticipated benefits of the Arrangement

The Arrangement will involve the integration of companies that previously operated independently. An important factor in the success of the Arrangement will be the ability of the new management team to integrate all or part of the operations, systems, technologies and personnel of Denison and Fission following the completion of the transaction and to realize the anticipated growth opportunities and synergies. The Arrangement and/or the integration of the two businesses can result in unanticipated operational problems and interruptions, expenses and liabilities, the diversion of management attention and the loss of key employees. There can be no assurance that the Arrangement and business integration will be successful or that the combination will not adversely affect the business, financial condition or operating results of Denison. In addition, Denison may incur costs related to the Arrangement and related to integrating the two companies. There can be no assurance that Denison or Fission will not incur additional material costs in subsequent quarters to reflect additional costs associated with the Arrangement or that that the benefits expected from the Arrangement will be realized.

Risks associated with Change in Management Relationships

The current management of Denison has spent considerable time and effort establishing and maintaining important relationships with various parties including joint venture partners, bankers, suppliers, vendors and others including Uranium Participation Corporation (“UPC”). As the management team of Denison will be changing significantly as a result of the Arrangement, there can be no assurance that the new management team will be able to continue to foster or maintain these relationships. Some of these relationships are informal and as such are not contractual in nature. Others however, such as the management services agreement with UPC, are contractual. The management services agreement with UPC expires March 31, 2016 and may be terminated earlier, at the discretion of UPC on 120 days notice. There can be no assurance that UPC will renew the management services agreement with the Combined Company’s new management team when the contract term ends or that UPC will not choose to terminate the agreement earlier in accordance with its terms.

Risks associated with the Exchange Ratio

Pursuant to the provisions of the Arrangement Agreement, each Fission Share will be exchanged for 1.26 Denison Shares on a pre-Consolidation basis (approximately 0.63 New Denison Shares on a post-Consolidation basis). The Exchange Ratio is fixed (subject to adjustment as a result of the Consideration Share Maximum) and it will not otherwise increase or decrease due to fluctuations in the market price of Denison Shares. The implied value of the Denison Shares that Denison will issue in connection with the Arrangement will partly depend on the market price of the Denison Shares on the Effective Date. If the market price of the Denison Shares increases or decreases, the value of the Denison Shares issued pursuant to the Arrangement will correspondingly increase or decrease. There can be no assurance that the market price of the Denison Shares on the Effective Date will not be lower or higher than the market price of the Denison Shares on the date of the Meeting. In addition, the number of Denison Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price of the Denison Shares. Many of the factors that affect the market price of the Denison Shares are beyond the control of Denison. These factors include fluctuations in commodity prices, fluctuations in currency exchange rates, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.

Denison will incur costs and may have to pay a Termination Payment and/or Termination Expense Reimbursement

Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Denison even if the Arrangement is not completed. Denison and Fission are each liable for their own costs incurred in connection with the Arrangement. If the Arrangement is not completed, Denison may be required in certain circumstances to pay Fission the Termination Payment and/or the Termination Expense Reimbursement. See “The Arrangement Agreement – Termination – Termination Payment, and – Expense Reimbursement.”

Denison directors and executive officers may have interests in the Arrangement that are different from those of the Shareholders

In considering the recommendation of the Board to vote in favour of each of the Denison Resolutions, Shareholders should be aware that certain directors and/or executive officers of Denison have interests in the Arrangement that are different than the interests of Shareholders generally. These interests relate to the fact that certain directors and officers may continue to serve as directors or officers of Denison following the completion of the Arrangement, and that a certain director and an officer may receive Retention Bonus Payments as set forth in the Arrangement Agreement following the completion of the Arrangement, subject to Shareholder approval of the Retention Bonus Resolution. In addition, those directors and officers who are resigning on completion of the Arrangement and not continuing on with the Combined Company, will have the right to exercise all unexpired stock options until the later of (i) December 31, 2015, and (ii) the date on which they would expire or terminate in accordance with the terms of the Denison Option Plan. See “Information Concerning the Meeting – Interests of Certain Persons in the Arrangement”.

Risk Factor Following Completion of the Arrangement

Risks associated with the Retention Bonus Payments and Loss of Key Management Personnel

Shareholders will vote at the Meeting on the issuance of the Retention Bonus Shares to certain directors and officers of Fission and Denison on account of Retention Bonus Payments pursuant to the terms of the Arrangement Agreement. If Shareholders do not approve the issuance of the Retention Bonus Shares to these directors and officers, it is intended that the Retention Bonus Payments contemplated by the Arrangement Agreement shall be made in such manner as determined by the compensation committee of the Combined Company. The Retention Bonus Payments will likely be paid in cash or a combination of cash and options. However in the event mutually acceptable terms cannot otherwise be agreed to, Mr. Randhawa and Mr. McElroy may elect to terminate their employment agreements and seek change of control payments in an amount of up to CAD$1,860,000 each (which number includes annual bonus payments payable to each). If such payments were to become payable in cash, Denison may be required to divert available funds on hand away from budgeted operations and exploration initiatives which may in turn create a financial strain on the Combined Company. In addition, the loss of Mr. Randhawa and Mr. McElroy may have a negative impact on the business of the Combined Company as it seeks to replace management.

THE ARRANGEMENT AGREEMENT

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the principal terms of the Arrangement Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement and to the Plan of Arrangement, which is appended thereto, which has been filed by Denison on SEDAR at www.sedar.com,

On July 6, 2015, Denison and Fission entered into the binding Letter Agreement pursuant to which Denison and Fission agreed that, subject to the terms and conditions set forth in the Letter Agreement, Denison would acquire all of the issued and outstanding Fission Shares (other than Fission Shares held by Dissenting Shareholders) for consideration of 1.26 Denison Shares on a pre-Consolidation basis (approximately 0.63 New Denison Shares on a post-Consolidation basis) and CAD$0.0001 for each Fission Share held. On July 27, 2015 Denison, Subco and Fission entered into the Arrangement Agreement.

Effective Date and Conditions of Arrangement

If the Arrangement Resolution is passed, the Final Order of the Court is obtained approving the Arrangement, every requirement of the CBCA relating to the Arrangement has been complied with and all other conditions disclosed under “The Meeting – The Arrangement – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective” are met or waived, the Arrangement will become effective at 12:01 a.m. (Toronto time) on the Effective Date. It is currently expected that the Effective Date will be on or about October 19, 2015.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by Fission to Denison and representations and warranties made by Denison to Fission. Those representations and warranties were made solely for purposes of the Arrangement Agreement and may be subject to important qualifications, limitations and exceptions agreed to by the parties in connection with negotiating its terms and as set out in the disclosure letters delivered in connection with the Arrangement Agreement. Some of the representations and warranties are subject to a contractual standard of materiality or Material Adverse Effect different from that generally applicable to public disclosure to Shareholders, or are used for the purpose of allocating risk between the parties to the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties provided by Fission in favour of Denison relate to, among other things: (a) the due incorporation, existence and capacity to conduct the business of Fission; (b) that Fission has no subsidiaries; (c) the qualification to do business in all jurisdictions in which Fission conducts business activities; (d) no act or proceedings by or against Fission in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of Fission; (e) the authority to enter into the Arrangement Agreement and enforceability of the Arrangement Agreement; (f) the execution and delivery of the Arrangement Agreement, performance by Fission of its obligations thereunder and completion of the transactions contemplated thereunder will not: (i) result in a violation, conflict with or breach of Fission’s constating documents, material agreements or law to which Fission is subject, (ii) give rise to a right of termination or acceleration of indebtedness under any material Contracts or Authorizations, (iii) result in the creation or imposition of any Encumbrances upon material properties or assets of Fission, or (iv) give rise to any rights of first refusal or trigger any change of control provisions under any material Contracts or Authorizations; (g) the Key Regulatory Approvals are the only consents and approvals of any Governmental Entity that is required to be obtained by Fission in connection with the execution and delivery of the Arrangement Agreement and completion of the transactions contemplated thereunder; (h) that Fission is not a party to any joint venture agreement; (i) the capitalization of Fission; (j) the absence of a cease trade order against its securities, Fission’s reporting issuer status and Fission having made all required filings under applicable Securities Laws with the Securities Authorities and such filings not containing any untrue statement of a material fact or omitting to state a material fact; (k) the completeness and accuracy of the minute books of Fission; (l) the financial statements of Fission; (m) the absence of material changes; (n) Fission’s internal controls and financial reporting; (o) Fission’s work programs; (p) flow-through tax matters; (q) the absence of undisclosed liabilities; (r) the due payment of Taxes and proper filing of Tax Returns, the absence of Tax-related Claims or proceedings against Fission, and other Tax-related matters; (s) the existence of related party transactions; (t) the fees and commissions of brokers, bankers, and advisors in connection with the contemplated transaction; (u) the existence and maintenance of insurance policies of Fission; (v) Fission having all required Permits and Authorizations and being in compliance under such Permits and other Authorizations; (w) compliance with applicable Laws; (x) ownership of the property and mineral rights of Fission; (y) compliance with NI 43-101; (z) compliance with environmental regulations; (aa) the absence of any judgment or order restricting the business activities of Fission; (bb) employee benefits; (cc) labour and employment matters; (dd) absence of arrangements with respect to Denison and its securityholders; and (ee) the receipt of the Fission Fairness Opinion and subsequent approval and recommendation of the Arrangement by the Fission Board.

The representations and warranties provided by Denison in favour of Fission relate to, among other things: (a) the due incorporation, existence and capacity to conduct the business of Denison; (b) the qualification to do business in all jurisdictions in which Denison and its subsidiaries conducts business activities; (c) no act of proceedings by or against Denison or its subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of Denison or its subsidiaries; (d) the authority to enter into the Arrangement Agreement and enforceability of the Arrangement Agreement; (e) the execution and delivery of the Arrangement Agreement, performance by Denison of its obligations thereunder and completion of the transactions contemplated thereunder will not: (i) result in a violation, conflict with or breach of Denison’s constating documents, material agreements or law to which Denison or its material subsidiaries is subject, (ii) give rise to a right of termination or acceleration of indebtedness under any material Contracts or Authorizations, (iii) result in the creation or imposition of any Encumbrances upon material properties or assets of Denison or its material subsidiaries, or (iv) give rise to any rights of first refusal or trigger any change of control provisions under any material Contracts or Authorizations; (f) the Key Regulatory Approvals are the only consents and approvals of any Governmental Entity that is required to be obtained by Denison or its subsidiaries in connection with the execution and delivery of the Arrangement Agreement and completion of the transactions contemplated thereunder; (g) no approval or consent of any counterparty to any joint venture agreement to which Denison or any of its subsidiaries are party; (h) the capitalization of Denison; (i) the due and valid issuance of Denison Shares issuable as part of the Arrangement; (j) the absence of a cease trade order against its securities, Denison’s reporting issuer status and Denison having made all required filings under applicable Securities Laws with the Securities Authorities and such filings not containing any untrue statement of a material fact or omitting to state a material fact; (k) the completeness and accuracy of the minute books and records of Denison; (l) the financial statements of Denison; (m) the absence of material changes; (n) Denison’s internal controls and financial reporting; (o) Denison’s work programs; (p) flow-through tax matters; (q) the absence of undisclosed liabilities; (r) the due payment of Taxes and proper filing of Tax Returns, the absence of Tax-related Claims or proceedings against Denison, and other Tax-related matters; (s) the existence of related party transactions; (t) the fees and commissions of brokers, bankers, and advisors in connection with the contemplated transaction; (u) the existence and maintenance of insurance policies of Denison and its subsidiaries; (v) Denison and its material subsidiaries having all required Permits and Authorizations and being in compliance under such Permits and other Authorizations; (w) compliance with applicable Laws; (x) ownership of the property and mineral rights of Denison and its Material Subsidiaries; (y) compliance with NI 43-101; (z) compliance with environmental regulations; (aa) the absence of any judgment or order restricting the business activities of Denison and its subsidiaries; (bb) employee benefits; (cc) labour and employment matters; (dd) absence of arrangements with respect to Fission and its securityholders; and (ee) the receipt of the Fairness Opinion and subsequent approval and recommendation of the Arrangement by the Board.

Conditions to the Arrangement Becoming Effective

In order for the Arrangement to become effective, certain conditions must have been satisfied or waived which conditions are summarized below.

Mutual Conditions

The respective obligations of Fission and Denison to complete the transactions contemplated in the Arrangement Agreement are subject to the fulfillment of the following conditions on or before the Effective Time or such other time as is specified below:

(a)	Fission Shareholder Approval shall have been obtained at the Fission Meeting in accordance with the Interim Order;

(b)	Shareholder Approval shall have been obtained at the Denison Meeting;

(c)

each of the Interim Order and the Final Order shall have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to Fission or Denison, acting reasonably, on appeal or otherwise;

(d)

there shall have been no action taken under any applicable Law or by any Governmental Entity which makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Arrangement;

(e)	the Key Regulatory Approvals shall have been obtained;

(f)	the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws;

(g)

the Consideration Shares and the Denison Replacement Options shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof based on the Court’s approval of the Arrangement; and

(h)	the Arrangement Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the mutual benefit of the parties and may be waived by mutual consent of Fission and Denison in writing at any time.

Denison Conditions

The obligations of Denison to complete the transactions contemplated in the Arrangement Agreement is subject to the fulfillment of the following additional conditions on or before the Effective Date or such other time as is specified below:

(a)

all covenants of Fission under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Denison shall have been duly performed by Fission in all material respects and Denison shall have received a certificate of Fission addressed to Denison and dated the Effective Date, signed on behalf of Fission by two of its senior executive officers, confirming the same as of the Effective Date;

(b)

the representations and warranties of Fission set forth in the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect, provided however that it is understood and agreed that the representations and warranties set out in paragraphs (a) (due incorporation), (i) (capitalization), (q) (absence of undisclosed liabilities) and (x) (mineral rights) of Schedule D of the Arrangement Agreement must be true and correct in all respects when made on and as of the Effective Date, and Denison shall have received a certificate of Fission addressed to Denison and dated the Effective Date, signed on behalf of Fission by two senior executive officers of Fission, confirming the same as at the Effective Time;

(c)

there shall not have occurred a Material Adverse Effect that has not been publicly disclosed by Fission prior to the date hereof or disclosed to Denison in writing prior to the date hereof, and since the date of the Arrangement Agreement, there shall not have occurred a Material Adverse Effect, and Denison shall have received a certificate signed on behalf of Fission by two senior executive officers of Fission to such effect;

(d)

there shall be no suit, action or proceeding by any Governmental Entity or any other Person that has resulted in an imposition of material limitations on the ability of Denison to acquire or hold, or exercise full rights of ownership of, any Fission Shares;

(e)

Denison shall have received all of the Fission Voting Agreements executed by the Fission Supporting Shareholders and all covenants of the Fission Supporting Shareholders under the Fission Voting Agreement to be performed on or before the Effective Time which have not been waived by Denison shall have been duly performed by the parties thereto (other than Denison) in all material respects;

(f)

there shall have been no cash distributions, material compensation adjustments or any grant of equity interests from the date of the Arrangement Agreement to the Effective Time, except as permitted by the Arrangement Agreement; and

(g)	holders of no more than five percent (5%) of the Fission Shares shall have exercised Dissent Rights.

The foregoing conditions are for the exclusive benefit of Denison and may be waived by Denison in whole or in part at any time.

Fission Conditions

The obligations of Fission to complete the transactions contemplated by the Arrangement Agreement is subject to the fulfillment of the following additional conditions on or before the Effective Date or such other time as is specified below:

(a)

all covenants of Denison under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Fission shall have been duly performed by Denison in all material respects and Fission shall have received a certificate of Denison addressed to Fission and dated the Effective Date, signed on behalf of Denison by two of its senior executive officers, confirming the same as of the Effective Date;

(b)

the representations and warranties of Denison set forth in the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect, provided however that it is understood and agreed that the representations and warranties set out in paragraphs (a) (due incorporation), (h) (capitalization), (q) (absence of undisclosed liabilities) and (x) (mineral rights) of Schedule E of the Arrangement Agreement must be true and correct in all respects when made on and as of the Effective Date, and Fission shall have received a certificate of Denison addressed to Fission and dated the Effective Date, signed on behalf of Denison by two senior executive officers of Denison, confirming the same as at the Effective Time;

(c)

there shall not have occurred a Material Adverse Effect that has not been publicly disclosed by Denison prior to the date hereof or disclosed to Fission in writing prior to the date hereof, and since the date of the Arrangement Agreement, there shall not have occurred a Material Adverse Effect, and Fission shall have received a certificate signed on behalf of Denison by two senior executive officers of Denison to such effect;

(d)

Fission shall have received from Denison satisfactory evidence of the conditional approval for listing of the Consideration Shares from the TSX, subject only to customary listing conditions of the TSX;

(e)	Denison shall have complied with its obligations to deposit the Consideration with the Depositary and the Depositary shall have confirmed receipt of the Consideration contemplated thereby;

(f)

each of the directors and officers of Denison, who are not continuing on as directors or officers following the completion of the Arrangement, shall have provided their resignations (in the case of directors, in a manner that allows for the orderly replacement of directors), effective at the Effective Time, each in form and substance and on such terms as are satisfactory to Fission, acting reasonably;

(g)

Fission shall have received from Denison certified copies of resolutions passed by the Denison Board approving the appointment of the reconstituted Denison Board and management team, effective at the Effective Time, in form and substance satisfactory to Fission, acting reasonably;

(h)

Fission shall have received all of the Denison Voting Agreements executed by the Denison Supporting Shareholders and all covenants of the Denison Supporting Shareholders under the Denison Voting Agreement to be performed on or before the Effective Time which have not been waived by Fission shall have been duly performed by the parties thereto (other than Fission) in all material respects; and

(i)

there shall have been no cash distributions, material compensation adjustments or any grant of equity interests from the date of the Arrangement Agreement to the Effective Time, except as provided in the Arrangement Agreement.

The foregoing conditions are for the exclusive benefit of Fission and may be waived by Fission in whole or in part at any time.

Covenants of Denison

Covenants relating to Conduct of Business

Denison has made certain covenants intended to ensure that Denison shall carry on business until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms in the ordinary course of business consistent with past practice, except as required or permitted by the Arrangement Agreement. These covenants include, among other things to:

(a)	use commercially reasonable efforts to preserve intact its present business organization, assets and goodwill, and maintain its real property interests in good standing;

(b)	not:

(i)

issue or otherwise encumber any Denison Shares or any securities convertible into Denison Shares (other than pursuant to the exercise of outstanding Denison Options or other convertible securities) or amend, extend or terminate any of the terms of any of the outstanding Denison Options or other convertible securities;

(ii)	amend its articles or by-laws, or, split, consolidate, reclassify or undertake any other capital reorganization of any of the Denison Shares or any other securities of Denison;

(iii)	declare, set aside or pay any dividend or other distribution in respect of the Denison Shares, redeem or purchase any outstanding securities of Denison or adopt a plan of liquidation;

(iv)	except for the Permitted Transactions, sell, pledge, lease, dispose of or encumber any assets, rights or properties;

(v)	acquire any company or assets of any other person;

(vi)	except for the Permitted Transactions, make any other material change to its business or affairs;

(vii)	enter into any joint venture or similar agreement;

(viii)	except for the Permitted Transactions, incur any indebtedness or issue any debt securities;

(ix)	pay or discharge any material liabilities;

(x)	except for the Permitted Transactions, transfer any rights of value or modify or change in any material respect any existing Contract, Permit or other material document;

(xi)	subject to certain exceptions, enter into or modify any employment or consulting agreements, or grant any bonuses, salary or fee increases, severance or termination pay;

(xii)	enter into any shareholder rights plan;

(xiii)	take any action or fail to take any action which would result in the loss of any benefit under any material Authorizations;

(xiv)	fail to file any Tax Returns or pay any taxes; or

(xv)	take any action that could reasonably be expected to interfere with or be inconsistent with the completion of the Arrangement or the transactions contemplated in the Arrangement Agreement.

(c)	notify Fission of any circumstances or development that could reasonably be expected to constitute a Material Adverse Effect.

Covenants relating to the Arrangement

Denison has also agreed with Fission that it will perform all obligations required or desirable to be performed by Denison under the Arrangement Agreement, cooperate with Fission in connection therewith and do or cause to be done all such acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Arrangement, including:

(a)

apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Denison which are typically applied for by an offeror and, in doing so, keep Fission reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals;

(b)

subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement and applicable Laws, pay the aggregate Consideration pursuant to the Arrangement at the time provided therein;

(c)

take all necessary steps to ensure that, with effect and from the Effective Time, the Board shall be reconstituted to consist of ten (10) directors, five (5) of whom will be Denison nominees (which will include one (1) nominee of KEPCO, a significant shareholder of Denison), and five (5) of whom will be Fission nominees;

(d)

take all necessary steps to ensure that immediately following the Effective Time, Devinder Randhawa is appointed as Chief Executive Officer, Ross E. McElroy is appointed as President and Chief Operating Officer and David Cates is appointed as Chief Financial Officer of Denison;

(e)	defend all lawsuits or other legal, regulatory or other proceedings against Denison challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby;

(f)

not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Denison to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement;

(g)

until the earlier of the Effective Time and termination of the Arrangement Agreement in accordance with its terms, subject to applicable Law, make available and cause to be made available to Fission information reasonably requested by Fission for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Denison and Fission following the Effective Date and confirming the representations and warranties of Denison set out in the Arrangement Agreement;

(h)

use commercially reasonable efforts to obtain executed copies of the Denison Voting Agreements from the Denison Supporting Shareholders prior to or concurrently with the execution of the Arrangement Agreement;

(i)	not pay an amount exceeding the amount specified in the Letter Agreement to the Denison Financial Advisors in connection with the Arrangement; and

(j)

make joint elections with eligible Fission Shareholders in respect of the disposition of their Fission Shares pursuant to Section 85 of the Tax Act (or any similar provision of any provincial tax legislation) in accordance with the procedures and within the time limits set out in the Plan of Arrangement.

Covenants of Fission

Covenants relating to Conduct of Business and the Arrangement

Fission has agreed to certain covenants intended to ensure that Fission performs all obligations required to be performed under the Arrangement and such other things required to consummate the Arrangement. These covenants are substantially similar to the covenants that Denison has provided to Fission.

Non-Solicitation Covenant

Fission and Denison have covenanted and agreed that, except as otherwise provided in the Arrangement Agreement, Fission and Denison shall not, directly or indirectly:

(a)

make, solicit, initiate, entertain, encourage, promote or facilitate, (including by way of furnishing information, permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding) any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably be expected to lead to an Acquisition Proposal;

(b)

participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any information or otherwise co-operate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal, provided however that a Party may communicate and participate in discussions with a third party for the purpose of (A) clarifying the terms of any proposal in order to determine if it may reasonably be expected to result in a Superior Proposal; and (B) advising such third party that an Acquisition Proposal does not constitute a Superior Proposal and cannot reasonably be expected to result in a Superior Proposal;

(c)

remain neutral with respect to, or agree to, approve or recommend any, Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until five (5) business days following formal announcement of such Acquisition Proposal shall not be considered to be a violation;

(d)

withdraw, modify, qualify or change in a manner adverse to any other Party, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to the other Party, the approval, recommendation or declaration of advisability of its board of directors or any committee thereof of the Arrangement Agreement or the Arrangement (a “Change in Recommendation”) (it being understood that failing to affirm the approval or recommendation of its board of directors of the Arrangement Agreement or the Arrangement within five (5) business days after an Acquisition Proposal relating to such Party has been publicly announced shall be considered to be an adverse modification;

(e)

enter into any agreement, arrangement or understanding related to any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any Person in the event that the Arrangement is completed or in the event that it completes any other transaction with the other Party or with an affiliate of the other Party that is agreed to prior to any termination of the Arrangement Agreement; or

(f)	make any public announcement or take any other action inconsistent with the recommendation of its board of directors to approve the Arrangement.

Each of Fission and Denison have also covenanted that they shall immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by such Party, and each Party shall request the return of information regarding such Party and its respective subsidiaries previously provided to such parties and shall request the destruction of all materials including or incorporating any confidential information regarding such Party and its subsidiaries. Each Party agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. Each Party further agrees not to release any third party from any standstill or similar agreement or obligation to which such third party is a party or by which such third party is bound it being understood and agreed that the automatic termination of a standstill provision due to the announcement of the Arrangement or the entry into the Arrangement Agreement shall not be a violation of the non-solicitation provisions in the Arrangement Agreement.

Notwithstanding the above or any other provisions of the Arrangement Agreement, the board of directors of a Party (in this paragraph, the “Solicited Party”) may consider, participate in any discussions or negotiations with and provide information to, any Person who has delivered a written Acquisition Proposal, provided that:

(a)	it was not solicited or encouraged by the Solicited Party after the date of the Arrangement Agreement;

(b)

it did not otherwise result from a breach of the Arrangement Agreement by the Solicited Party and that its board of directors determines in good faith after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal may reasonably be expected to lead to a Superior Proposal;

(c)

prior to taking any such action the board of directors of the Solicited Party determines in good faith, after consultation with outside counsel that it is necessary to take such action in order to discharge properly its fiduciary duties, and

(d)

if the Solicited Party provides confidential non-public information to such Person, the Solicited Party obtains a confidentiality and standstill agreement from the Person making such Acquisition Proposal.

Each Party shall promptly notify the other Party, at first orally and then in writing, of any Acquisition Proposal, including a description of the terms and conditions of any Acquisition Proposal and the identity of the Person making such proposal.

Right to Match

Each Party has agreed that it will not enter into a definitive agreement in respect of a Superior Proposal unless such Party (in this section, the “Terminating Party”) has provided the other Party with the Superior Proposal and documents required to be provided to the other Party as mentioned above, delivered a written notice to the other Party that the Terminating Party has resolved to approve a Superior Proposal, has determined to recommend such Superior Proposal, and a period of five (5) business days has elapsed from the date on which the other Party receives notice of the Superior Proposal and all relating documents.

During such five (5) business day period, the other Party will have the right, but not the obligation, to offer to amend the terms of the Arrangement Agreement. The board of directors of the Terminating Party shall review any such written proposal by the other Party to determine (acting in good faith and in accordance with its fiduciary duties) whether the Acquisition Proposal to which the other Party is responding would continue to be a Superior Proposal when assessed against the amended Arrangement Agreement as proposed by the other Party. If the board of directors of the Terminating Party determines that the Acquisition Proposal would cease to be a Superior Proposal, it will cause the Terminating Party to enter into an amendment to the Arrangement Agreement reflecting the offer by the other Party to amend the terms of the Arrangement Agreement.

If the other Party does not offer to amend the terms of the Arrangement Agreement during the five (5) business day period or the board of directors of the Terminating Party determines acting in good faith and in the discharge of its fiduciary duties that the Acquisition Proposal would nonetheless remain a Superior Proposal with respect to the other Party’s proposal to amend the Arrangement Agreement, and therefore rejects the other Party’s offer to amend the Arrangement Agreement, the Terminating Party shall be entitled to terminate the Arrangement Agreement and enter into the proposed agreement in respect of such Superior Proposal upon payment to the other Party of the Termination Payment. Each successive modification of any proposed agreement shall constitute a new Acquisition Proposal for the purposes of the requirement to initiate an additional five (5) business day match period.

Other Covenants

Access to Information

Until the earlier of the Effective Time and the termination of the Arrangement Agreement, and subject to compliance with applicable Law and the terms of any existing Contracts, each of Denison and Fission have agreed to provide each other with reasonable access to data and information as the other may reasonably request, provided that such information shall be subject to the terms and conditions of the existing confidentiality agreement dated June 29, 2015 between Denison and Fission.

Insurance and Indemnification

Denison shall, or shall cause Fission to, purchase customary “run-off” policies of directors’ and officers’ liability insurance providing protection for those directors and officers of Denison and Fission who are resigning as of the Effective Date no less favourable in the aggregate to the protection provided by the policies maintained by Denison and Fission which are in effect immediately prior to the Effective Date and providing protection in respect of Claims arising from facts or events which occurred on or prior to the Effective Date and Denison and Fission will maintain such “run-off” policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date.

Denison and Fission have further agreed that they will directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Denison and Fission for a period of not less than six (6) years from the Effective Date.

Termination

The Arrangement Agreement may be terminated prior to the Effective Time in certain circumstances (many of which lead to payment of the Termination Payment), including:

(a)	by mutual written agreement of Denison and Fission;

(b)	either Denison or Fission may terminate the Arrangement Agreement, if

(i)

the Effective Time shall not have occurred on or before the Outside Date, except the right to terminate the Arrangement Agreement under this provision shall not be available to any Party whose failure to fulfil any of its obligations or who has breached any of its covenants, representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date; provided however, that if completion of the Arrangement is delayed by (i) an injunction or order made by a Governmental Entity of competent jurisdiction, or (ii) Denison or Fission not having obtained any regulatory waiver, consent or approval (including the Key Regulatory Approvals) which is necessary to permit the completion of the Arrangement, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, neither Party shall be entitled to terminate the Arrangement Agreement until the earlier of November 30, 2015 and the fifth (5th) business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

(ii)

any Governmental Entity shall have issued an order, decree or ruling or there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or otherwise restrains, enjoins or prohibits Fission or Denison from consummating the Arrangement (unless such order, decree, ruling or applicable Law has been withdrawn, reversed or otherwise made inapplicable) and such order, decree, ruling or applicable Law or enjoinment shall have become final and non-appealable;

(iii)	Fission Shareholder Approval shall not have been obtained at the Fission Meeting; or

(iv)	Shareholder Approval shall not have been obtained at the Meeting.

(c)	By Denison, if:

(i)

(1) the Fission Board shall have made a Change in Recommendation; (2) the Fission Board shall have approved or recommended an Acquisition Proposal, or (3) Fission shall have entered into a definitive agreement with respect to a Superior Proposal;

(ii)

Fission is in default of any material covenant or obligation or in breach of any representation or warranty, in any material respect under the Arrangement Agreement (except for such inaccuracies in the representations and warranties, which individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect or materially delay or prevent the consummation of the transactions contemplated in the Arrangement Agreement) which has not been cured within three (3) business days of receiving notice from Denison of such default or breach; or

(iii)	at any time prior to receipt of the Shareholder Approval, it wishes to enter into a definitive written agreement with respect to a Superior Proposal.

(d)	By Fission, if:

(i)

(1) the Denison Board shall have made a Change in Recommendation; (2) the Denison Board shall have approved or recommended an Acquisition Proposal, or (3) Denison shall have entered into a definitive agreement with respect to a Superior Proposal;

(ii)

Denison is in default of any material covenant or obligation or in breach of any representation or warranty, in any material respect under the Arrangement Agreement (except for such inaccuracies in the representations and warranties, which individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect or materially delay or prevent the consummation of the transactions contemplated in the Arrangement Agreement) which has not been cured within three (3) business days of receiving notice from Fission of such default or breach; or

(iii)	at any time prior to receipt of the Fission Shareholder Approval, it wishes to enter into a definitive written agreement with respect to a Superior Proposal.

Termination Payment

Denison is entitled to be paid the Termination Payment upon the occurrence of any of the following events:

(a)	the Arrangement Agreement is terminated by Denison pursuant to paragraph (c)(i) above or by Fission pursuant to paragraph (d)(iii) above; or

(b)

the Arrangement Agreement is terminated by either Party pursuant to paragraph b(iii) above, if, prior to the Meeting, an Acquisition Proposal, or the intention to make an Acquisition Proposal with respect to Fission has been publicly announced and not withdrawn and within 6 months following such termination the Person who made such Acquisition Proposal (i) acquires Fission by takeover bid, arrangement, business combination or otherwise; (ii) acquires the assets of Fission that constitute more than 50% of Fission’s consolidated assets, revenue or operating income; (iii) acquires more than 50% of the voting or equity securities of Fission; or (iv) Fission enters into a definitive agreement in respect of, or the Fission Board approves or recommends a transaction contemplated by (i), (ii), or (iii) above, with such Person and that transaction is consummated any time thereafter.

Fission is entitled to be paid the Termination Payment upon the occurrence of any of the following events:

(a)	the Arrangement Agreement is terminated by Fission pursuant to paragraph (d)(i) or by Denison pursuant to paragraph (c)(iii) above; or

(b)

the Arrangement Agreement is terminated by either Party pursuant to paragraph (b)(iv) above, if, prior to the Denison Meeting, an Acquisition Proposal, or the intention to make an Acquisition Proposal with respect to Denison has been publicly announced and not withdrawn and within 6 months following such termination the Person who made such Acquisition Proposal (i) acquires Denison by takeover bid, arrangement, business combination or otherwise; (ii) acquires the assets of Denison that constitute more than 50% of Denison’s consolidated assets, revenue or operating income; (iii) acquires more than 50% of the voting or equity securities of Denison; or (iv) Denison enters into a definitive agreement in respect of, or the Denison Board approves or recommends a transaction contemplated by (i), (ii), or (iii) above, with such Person and that transaction is consummated any time thereafter.

Termination Expense Reimbursement

In the event that either Denison or Fission terminates the Arrangement Agreement pursuant to paragraphs (c)(ii) or (d)(ii) above, then such defaulting Party shall reimburse the non-defaulting party in respect of the expenses it has actually incurred in respect of the Arrangement and the Arrangement Agreement to a maximum of CAD$1,200,000.

FAIRNESS OPINION

The following is a summary of the Fairness Opinion. This summary is qualified in its entirety by, and should be read in conjunction with, the full text of the Fairness Opinion attached to this Circular as Schedule H.

On July 1, 2015, Denison entered into the Advisory Agreement with the Denison Financial Advisors, pursuant to which, among other things, Haywood agreed to provide the Board with an opinion as to the fairness, from a financial point of view, of the Arrangement to Denison and the Shareholders. On July 6, 2015, Haywood provided the Board with an oral opinion, subsequently confirmed by a written Fairness Opinion delivered by Haywood on July 27, 2015 to the Board, that, as of such date, based on its analyses and subject to the assumptions, qualifications and limitations set out in the Fairness Opinion, that the Arrangement was fair, from a financial point of view, to Denison and the Shareholders.

The Fairness Opinion was one of a number of factors taken into consideration by the Board in considering the Arrangement. The Fairness Opinion was provided solely for the use of the Board for the purpose of considering the Arrangement and may not be used or relied upon by any other person or for any other purposes without the express prior written consent of Haywood. Haywood consented to the inclusion of the entire Fairness Opinion and a summary thereof in this Circular and to the filing thereof by Denison with the securities commissions or similar regulatory authorities in Canada.

This summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion and Shareholders are urged to read the Fairness Opinion in its entirety.

Haywood was not asked to prepare, and has not prepared, a “formal valuation” (within the meaning of MI 61-101) of Denison or Fission or any of the securities or assets thereof, and the Fairness Opinion should not be construed as such. The Fairness Opinion is not intended to be and does not constitute a recommendation to any Shareholder to approve the Arrangement. Furthermore, the Fairness Opinion is not, and should not be construed as, advice as to the price at which the Denison Shares may trade.

The Fairness Opinion was rendered on the basis of securities markets, economic, general business and financial conditions prevailing as of the date of the Fairness Opinion and the conditions and prospects, financial and otherwise, of Denison and Fission as they were reflected in the information provided by Denison and Fission and as they were represented to Haywood in Haywood’s discussions with the management of Denison, the management of Fission, and certain of their respective consultants, advisors and representatives. In Haywood’s analyses and in connection with the preparation of the Fairness Opinion, Haywood made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of Haywood or any party involved in the Arrangement.

Haywood has disclaimed any undertaking or obligation to advise any person of any change in any fact, or matter affecting the Fairness Opinion that may come or be brought to Haywood’s attention following the date thereof. Without limiting the foregoing, Haywood has reserved the right to change, modify or withdraw the Fairness Opinion in the event that there is any material change in any fact, or matter affecting the Fairness Opinion following the date thereof.

Pursuant to the terms of the Advisory Agreement, Haywood acted as a financial advisor to Denison in connection with the Arrangement and is to be paid a fee for its services, including a fee for the delivery of the Fairness Opinion, whether or not the Arrangement is completed and a fee that is contingent on the successful completion of the Arrangement. In addition, Denison has agreed to reimburse Haywood for all reasonable out-of-pocket expenses and to indemnify Haywood in respect of certain liabilities that might arise out of the engagement.

DENISON VOTING AGREEMENTS

The Denison Supporting Shareholders, who collectively beneficially owned, controlled or directed, directly or indirectly, approximately 2,835,596 Denison Shares, representing approximately 0.5% of the issued and outstanding Denison Shares as of July 27, 2015, entered into the Denison Voting Agreements.

The following description of certain material provisions of the Denison Voting Agreements is a summary only and is not comprehensive.

Each of the Denison Supporting Shareholders has entered into a Denison Voting Agreement with Fission. Each Denison Voting Agreement sets forth, among other things, the terms and conditions upon which each Denison Supporting Shareholder has agreed to vote all of the Denison Shares currently owned or controlled by such Denison Supporting Shareholders in favour of each of the Denison Resolutions in connection with the Arrangement at the Meeting and to otherwise support the Arrangement. The following is a summary of the principal terms of the Denison Voting Agreements.

Except as otherwise noted below, each Denison Supporting Shareholder has covenanted and agreed that it will:

•

at any meeting of shareholders called to vote on the Denison Resolutions or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) is sought, cause the Denison Shares held by it to be counted as present for the purposes of establishing a quorum and vote (or cause to be voted) all of the Denison Shares held by it in favour of each of the Denison Resolutions, as contemplated by the Arrangement Agreement, and on any other matter necessary for the consummation of the Arrangement, and will deliver a duly executed proxy or voting instruction form no later than five (5) business days prior to such meeting, with a copy to Fission;

•

at any meeting of shareholders called to vote on the Denison Resolutions or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) is sought, cause the Denison Shares held by it to be counted as present for purposes of establishing quorum and vote (or cause to be voted) all of the Denison Shares held by it against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement or the Arrangement;

•

not, directly or indirectly, solicit, assist, initiate, knowingly encourage or otherwise facilitate any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal; enter into or otherwise engage or participate in any substantive discussions or negotiations with any Person (other than Fission and its affiliates), regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

•	not withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify support of the Arrangement;

•

not accept, approve, endorse or recommend (or publicly propose to do any of the foregoing) any publicly disclosed Acquisition Proposal or accept or enter into (or publicly propose to do any of the foregoing) any agreement, understanding or arrangement in respect of an Acquisition Proposal;

•

immediately cease and cause to be terminated any existing solicitation, discussion or negotiation commenced prior to the date of the Denison Voting Agreement with any Person (other than Fission) with respect to any potential Acquisition Proposal;

•

not, directly or indirectly (a) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant security interest in or otherwise convey or encumber (or enter into any agreement or other arrangement with respect to the foregoing) any Denison securities held by it, or (b) grant any proxies or power of attorney, deposit any of the Denison securities held by it into any voting trust or enter into any voting arrangement, whether by proxy or otherwise, in each case other than pursuant to the Denison Voting Agreement;

•

cooperate with Denison and Fission to successfully complete the Arrangement and the transactions contemplated by the Arrangement, will oppose any matters that could reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement and will not directly, or indirectly, take any other action of any kind which is reasonably likely to reduce the success of, or delay or interfere with the completion of the Arrangement or transactions contemplated; and

•

support the completion of an alternative transaction if Fission concludes that it is necessary or desirable to proceed with a form of transaction other than the Arrangement whereby Denison would effectively provide shareholders of Fission with consideration at least equal to the Exchange Ratio and otherwise on economic terms and other terms and conditions substantially equivalent to or better than the Arrangement.

The Denison Voting Agreement may be terminated (a) at any time upon the written agreement of Fission and the Denison Supporting Shareholder, (b) by the Denison Supporting Shareholder if Fission is in breach of any of its representations and warranties, in any material respect, or has not complied with any covenant which may have an adverse effect on the consummation of the Arrangement, and in each case which remains un-remedied within ten (10) business days of receiving written notice from the Denison Supporting Shareholder, (c) by Fission if the Denison Supporting Shareholder is in breach of any of its representations and warranties, in any material respect, or has not complied with any covenant, and in each case which remains un-remedied within ten (10) business days of receiving written notice from Fission, or (d) by Fission or the Denison Supporting Shareholders if the Arrangement Agreement is terminated in accordance with its terms.

COURT APPROVAL OF THE ARRANGEMENT

The CBCA requires that Fission obtain the approval of the Court in respect of the Arrangement.

Interim Order

On September 14, 2015, Fission obtained the Interim Order providing for the calling and holding of the Fission Meeting and other procedural matters.

Final Order

Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by the Fission Shareholders at the Fission Meeting in the manner required by the Interim Order, and the Share Issuance Resolution is approved by the Shareholders, a hearing on the Arrangement will be held on October 16, 2015 for the issuance of the Final Order.

REGULATORY APPROVALS AND SECURITIES LAWS MATTERS

Competition Act Approval

It is a mutual condition precedent to the completion of the Arrangement that the Competition Act Approval be obtained.

Part IX of the Competition Act requires that certain classes of transactions that exceed the thresholds set out at sections 109 and 110 of the Competition Act be notified to the Commissioner of Competition by the parties to the transaction prior to closing (a “Notifiable Transaction”).

Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete their transaction until they have submitted the information prescribed pursuant to subsection 114(1) of the Competition Act to the Commissioner of Competition and the applicable waiting period has expired or has been waived or been terminated early by the Commissioner of Competition. The waiting period is 30 calendar days after the day on which the parties to the transaction submitted the prescribed information, provided that, before the expiry of this period, the Commissioner of Competition has not notified the parties that additional information is required that is relevant to the Commissioner of Competition’s assessment of the transaction pursuant to subsection 114(2) of the Competition Act (a “Supplementary Information Request”). In the event that the Commissioner of Competition provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 calendar days after compliance with such a request. A Notifiable Transaction may be completed before the expiration of the applicable waiting period if the Commissioner of Competition notifies the parties that he does not, at such time, intend to challenge the transaction by making an application under section 92 of the Competition Act.

Alternatively, or in addition to filing the prescribed information, a party to a transaction that is subject to Part IX of the Competition Act may apply to the Commissioner of Competition for an advance ruling certificate (an “ARC”) or a “no action” letter, which may be issued by the Commissioner of Competition in respect of a proposed transaction if he is satisfied that there are not sufficient grounds on which to apply to the Competition Tribunal, which is a specialized tribunal empowered to deal with certain matters under the Competition Act, including mergers, for an order challenging the merger under section 92 of the Competition Act. If the Commissioner of Competition issues an ARC, it exempts the parties from having to file a notification.

At any time before a “merger” (as such term is defined under the Competition Act) is completed, even where it has been notified to the Commissioner of Competition under subsection 114(1) of the Competition Act and the applicable waiting period has expired, the Commissioner of Competition may apply to the Competition Tribunal for an interim order forbidding any person named in the application from doing any act or thing that it appears to the Competition Tribunal may constitute or be directed toward the completion or implementation of a proposed merger. The Competition Tribunal may issue such order for up to 30 calendar days where (a) the Commissioner of Competition has certified that an inquiry is being made under subsection 10(1)(b) of the Competition Act and that, in his opinion, more time is required to complete the inquiry, and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the proposed merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the proposed merger on competition under section 92 of the Competition Act because that action would be difficult to reverse. The duration of such interim order may be extended for an additional period of up to 30 calendar days where the Competition Tribunal finds, on application made by the Commissioner of Competition, that the Commissioner of Competition is unable to complete the inquiry within the period specified in the order because of circumstances beyond the control of the Commissioner of Competition.

Whether or not a merger is a Notifiable Transaction, the Commissioner of Competition can apply to the Competition Tribunal under section 92 of that Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that the Commissioner of Competition did not issue an ARC in respect of the merger and if the Commissioner of Competition did issue an ARC request (A) the merger was completed within one year from when the ARC was issued and (B) the grounds upon which the Commissioner of Competition intends to apply to the Competition Tribunal under section 92 of the Competition Act are not the same or substantially the same as the information on the basis of which the ARC was issued. On application by the Commissioner of Competition under section 92 of the Competition Act, the Competition Tribunal may order that a merger not proceed or, if completed, order its dissolution or the disposition of some of the assets or shares; in addition to, or in lieu thereof, on consent of the person against whom the order is directed and the Competition Tribunal can order a person to take any other action. The Competition Tribunal can issue an order under section 92 of the Competition Act where it finds that the merger or proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially in a market.

The Arrangement constitutes a Notifiable Transaction and also constitutes a “merger” for the purposes of the Competition Act. Pursuant to the terms of the Arrangement Agreement, on August 5, 2015, Denison filed with the Commissioner of Competition, a request for an ARC, pursuant to subsection 102(1) of the Competition Act, and requested a waiver of compliance with the notification requirements of the Competition Act, pursuant to subsection 113(c) of the Competition Act. On August 27, 2015, Competition Act Approval was obtained pursuant to the issuance of an advance ruling certificate.

Stock Exchange Approval

The Denison Shares are listed and posted for trading on the TSX under the symbol “DML” and on the NYSE MKT under the symbol “DNN”. The Fission Shares are listed on the TSX under the symbol “FCU”, on the OTCQX marketplace in the U.S. under the symbol “FCUUF” and on the Frankfurt Stock Exchange under the symbol “2FU”.

Since the Arrangement will result in the issuance of greater than 25% of the currently outstanding Denison Shares, the rules of the TSX require that Denison obtain approval for the issuance of Denison Shares pursuant to the Arrangement from the holders of a majority of Denison Shares present in person or represented by proxy at a duly constituted shareholders meeting.

The rules of the TSX also require that Denison obtain approval from the holders of a majority of Denison Shares for the Retention Bonus Shares issuable to Messrs. Randhawa, McElroy, Hochstein, Cates (at the election of Mr. Cates), Charlish (at the election of Mr. Charlish) and other employees of Denison (allocated at the discretion of Denison), since they are deemed to be “security based compensation arrangements” by the TSX. The completion of the Arrangement is not conditional on such Shareholder approval. If Shareholder approval is not obtained for the Retention Bonus Shares, the Retention Bonus Payments will be paid in such manner as determined by the compensation committee of the Combined Company. See “The Arrangement – Employment Matters” and “The Arrangement – Risk Factor Following Completion of the Arrangement”.

It is a condition of the Arrangement that the TSX shall have conditionally approved for listing the Denison Shares to be issued or made issuable in connection with the Arrangement. The TSX conditionally approved the listing of the Denison Shares issuable pursuant to the Arrangement on September 4, 2015, subject to Shareholder approval. NYSE MKT approval for the listing of the Denison Shares issuable pursuant to the Arrangement will be obtained prior to the closing of the Arrangement. Shortly after the completion of the Arrangement, the Fission Shares will be delisted from the TSX.

On completion of the Consolidation and the Name Change, the New Denison Shares will be listed and posted for trading on the TSX and the NYSE MKT under the symbol “DFU”.

Canadian Securities Law Matters

Distribution and Resale of Denison Shares

Denison is a reporting issuer in all the provinces of Canada. Fission is a reporting issuer in all of the provinces of Canada, except for Quebec.

The distribution of the Denison Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus and registration requirements of Canadian securities legislation. The Denison Shares issued pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada, free from restrictions on resale, provided that (i) the trade is not a “control distribution” as defined in NI 45-102, (ii) no unusual effort is made to prepare the market or to create a demand for the Denison Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling security holder is an insider or officer of Denison, the selling security holder has no reasonable grounds to believe that Denison is in default of applicable Canadian securities laws.

Following the completion of the Arrangement, Fission will become a wholly-owned subsidiary of Denison and will cease to be a reporting issuer.

MI 61-101 Matters

Denison is a reporting issuer in all of the Provinces of Canada and is subject to MI 61-101. MI 61-101 regulates insider bids, issuer bids, arrangements and related party transactions to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, minority securityholder approval, and, in certain instances, independent valuations and approvals and oversight of certain transactions by a special committee of independent directors.

MI 61-101 provides that, unless exempted, an issuer proposing to carry out a related party transaction is required to prepare a formal valuation of the non-cash assets involved in the related party transaction and provide a summary of such valuation in the disclosure document for the related party transaction. MI 61-101 also requires that, in addition to any other required securityholder approval, in order to complete a related party transaction, the approval of a majority of the votes cast by “minority” shareholders must be obtained, unless an exemption is available or discretionary relief is granted by the applicable securities regulatory authorities.

The Arrangement may be a related party transaction for Denison pursuant to paragraphs (g) and (h) of the definition of “related party transaction” under MI 61-101 due to: (i) the intended issuance of the Retention Bonus Shares to Mr Cates (at his election) and Mr. Hochstein, and (ii) the fact that all unvested Denison Options held by resigning directors and officers of Denison will be vested on the Effective Date and all unexpired Denison Options held by such persons will be exercisable until the later of December 31, 2015 and the date on which they would expire or terminate in accordance with the terms of the Denison Option Plan, respectively. This may result in Denison having to amend the terms of such Denison Options (in accordance with the terms of the Denison Option Plan).

Denison has relied on the exemptions from the formal valuation and the minority shareholder approval requirements of MI 61-101 pursuant to subsection 5.5(a) and 5.7(1)(a) of MI 61-101, respectively, on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, in so far as it involves interested parties, exceeds 25% of Denison’s market capitalization (calculated in accordance with MI 61-101).

United States Securities Law Matters

The following summary is only a general overview of certain requirements of United States federal securities laws applicable to the resale of Denison Shares issuable pursuant to the Arrangement, and the exercise of Denison Replacement Options issuable pursuant to the Arrangement.

Exemption from the Registration Requirements of the U.S. Securities Act

The Denison Shares and Denison Replacement Options to be issued by Denison in exchange for Fission Shares and Fission Options pursuant to the Arrangement, will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued and exchanged in reliance upon the exemption from the registration provided by Section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Court, and similar or other exemptions from registration provided under applicable state securities laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on September 14, 2015 and, subject to the approval of the Arrangement Resolution by the Fission Shareholders, a hearing on the Arrangement will be held on October 16, 2015. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Denison Shares and Denison Replacement Options to be issued by Denison in exchange for Fission Shares and Fission Options pursuant to the Arrangement.

Resales of Denison Shares After the Effective Date

The Denison Shares to be issued to Fission Shareholders in exchange for their Fission Shares pursuant to the Arrangement will be freely transferable under U.S. federal securities laws, except by persons who are “affiliates” of Denison after the Effective Date, or were “affiliates” of Denison within 90 days prior to the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of Denison Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such Denison Shares outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. In addition, such affiliates (and former affiliates) may also resell Denison Shares pursuant to Rule 144 under the U.S. Securities Act, if available.

Resales by Affiliates Pursuant to Rule 144

In general, pursuant to Rule 144 under the U.S. Securities Act, persons who are “affiliates” of Denison after the Effective Date, or were “affiliates” of Denison within 90 days prior to the Effective Date, will be entitled to sell, during any three-month period, those Denison Shares that they receive pursuant to the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent (1%) of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale requirements, aggregation rules, notice filing requirements and the availability of current public information about the issuer required under Rule 144 of the U.S. Securities Act.

Resales by Affiliates Pursuant to Regulation S

In general, pursuant to Regulation S under the U.S. Securities Act, persons who are “affiliates” of Denison after the Effective Date, or were “affiliates” of Denison within 90 days prior to the Effective Date, solely by virtue of their status as an officer or director of Denison as applicable, may sell their Denison Shares outside the United States in an “offshore transaction” if none of the seller, an affiliate or any person acting on their behalf engages in “directed selling efforts” in the United States with respect to such securities and provided that no selling concession, fee or other remuneration is paid in connection with such sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. For purposes of Regulation S under the U.S. Securities Act, “directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered. Also, for purposes of Regulation S under the U.S. Securities Act, an offer or sale of securities is made in an “offshore transaction” if the offer is not made to a person in the United States and either (a) at the time the buy order is originated, the buyer is outside the United States, or the seller reasonably believes that the buyer is outside of the United States, or (b) the transaction is executed in, on or through the facilities of a “designated offshore securities market” (which would include a sale through the TSX), and neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States. Certain additional restrictions set forth in Rule 903 of Regulation S under the U.S. Securities Act are applicable to sales outside the United States by a holder of Denison Shares who is an “affiliate” of Denison after the Effective Date, or was an “affiliate” of Denison within 90 days prior to the Effective Date, other than by virtue of his or her status as an officer or director of Denison.

Exercise of Denison Replacement Options after the Effective Date

The exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to Section 3(a)(10) of the U.S. Securities Act. Therefore, the Denison Shares issuable upon exercise of the Denison Replacement Options may not be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and the Denison Replacement Options may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Prior to the issuance of Denison Shares pursuant to any such exercise, Denison may require evidence (which may include an opinion of counsel) reasonably satisfactory to Denison to the effect that the issuance of such Denison Shares does not require registration under the U.S. Securities Act or applicable state securities laws.

Denison Shares issued upon exercise of the Denison Replacement Options by holders that are in the United States or that are U.S. Persons will be “restricted securities”, as such term is defined in Rule 144, and may not be resold unless such securities are registered under the U.S. Securities Act and all applicable state securities laws or unless an exemption from such registration requirements is available.

SPECIAL BUSINESS TO BE CONSIDERED AT THE MEETING

Approval of the Share Issuance

At the Meeting, the Shareholders will be asked to consider and, if deemed fit, to approve the Share Issuance Resolution, the full text of which is reproduced at Schedule D to this Circular.

As at the close of business on the Record Date, there were 518,438,669 Denison Shares, 7,057,210 Denison Options and nil Denison Warrants issued and outstanding, and 386,238,121 Fission Shares, 33,578,333 Fission Options and 1,380,538 Fission Warrants issued and outstanding.

Under the Arrangement, assuming no additional Fission Shares, Fission Options or Fission Warrants are issued, Denison will issue 486,660,032 Denison Shares (243,330,016 New Denison Shares after giving effect to the Consolidation), representing approximately 93.87% of the issued and outstanding Denison Shares as of the close of business on the Record Date, to former Fission Shareholders and will reserve (i) 42,308,695 Denison Shares (21,154,345 New Denison Shares after giving effect to the Consolidation) for issuance pursuant to the Denison Replacement Options, and (ii) 1,739,471 Denison Shares (869,733 New Denison Shares after giving effect to the Consolidation) for issuance pursuant to the outstanding Fission Warrants.

Upon completion of the Arrangement and prior to giving effect to the Consolidation or issuance of the Retention Bonus Shares, Denison will have 1,005,098,701 Denison Shares issued and outstanding on an undiluted basis, with 486,660,032 Denison Shares to be held by former Fission Shareholders and 518,438,669 Denison Shares to be held by current Shareholders, which represents ownership of Denison of approximately 48.4% by former Fission Shareholders and approximately 51.6% by current Shareholders on an undiluted basis.

The Board recommends that Shareholders vote in favour of the Share Issuance Resolution at the Meeting. See “The Arrangement – Recommendation of the Board”. To be effective, the Share Issuance Resolution must be approved by not less than a majority of the votes cast by the holders of Denison Shares present in person or represented by proxy at the Meeting.

Unless otherwise indicated, the persons designated as proxy holders in the accompanying form of Proxy will vote the Denison Shares represented by such form of Proxy FOR the Share Issuance Resolution.

Approval of the Consolidation

In connection with the Arrangement, Denison intends to issue Denison Shares as consideration to Fission Shareholders. Denison proposes that, subject to obtaining all required regulatory and shareholder approvals, shortly following the Effective Time of the Arrangement, Denison intends to consolidate the Denison Shares on the basis of one (1) New Denison Share for every two (2) existing Denison Shares.

At the Meeting, Shareholders will be asked to consider and, if thought fit, to approve the Consolidation Resolution, the full text of which is reproduced at Schedule E to this Circular.

Following the Arrangement and upon giving effect to the Consolidation, Denison will have 502,549,350 New Denison Shares issued and outstanding on an undiluted basis, with 243,330,016 New Denison Shares held by former Fission Shareholders (48.4%) and 259,219,334 New Denison Shares held by current Shareholders (51.6%).

The exercise or conversion price and the number of New Denison Shares issuable under any outstanding convertible securities of Denison or obligations, including, if the Arrangement is completed the Denison Replacement Options and the Fission Warrants, will be proportionately adjusted if the Consolidation is effected.

Distribution of New Denison Shares to Shareholders

If the Consolidation Resolution is approved by the Shareholders and the Arrangement is implemented, shortly after the Effective Time of the Arrangement, Denison will promptly file Articles of Amendment to amend Denison’s Articles. The Consolidation will become effective on the date shown in the Certificate of Amendment issued pursuant to applicable law and, in any event, shortly following the completion of the Arrangement.

Denison will deposit with the Depositary or otherwise make available certificates representing the number of New Denison Shares required to be issued to the Shareholders in connection with the Consolidation. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the effective time of the Consolidation represented outstanding Denison Shares together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of New Denison Shares that such holder has the right to receive pursuant to the Consolidation and the surrendered certificate will be cancelled.

In the event of a transfer of ownership of Denison Shares that is not registered in the transfer records of Denison, a certificate representing the proper number of New Denison Shares may be issued to the transferee if the certificate representing such Denison Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer.

Until surrendered, each certificate which immediately prior to the effective time of the Consolidation represented Denison Shares will be deemed, at any time after the effective time of the Consolidation, to represent only the right to receive upon such surrender a certificate representing the New Denison Shares that the holder thereof has the right to receive in respect of the surrendered certificate pursuant to the Consolidation.

If any certificate that immediately prior to the effective time of the Consolidation represented outstanding Denison Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will cause to be issued in exchange for such lost, stolen or destroyed certificate, a certificate representing New Denison Shares deliverable in respect thereof in accordance with such holder’s Letter of Transmittal as determined in accordance with the Consolidation. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing New Denison Shares is to be issued must, as a condition precedent to the issuance thereof, be required to give a bond satisfactory to Denison and the Depositary in such amount as Denison and the Depositary may direct or otherwise indemnify Denison and the Depositary in a manner satisfactory to Denison and the Depositary against any claim that may be made against Denison and the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

To the extent that a Shareholder has not surrendered the certificates representing the Denison Shares held by such Shareholder on or before the date which is six (6) years after the effective date of the Consolidation, then the New Denison Shares which such Shareholder was entitled to receive will be delivered to Denison by the Depositary for cancellation and will be cancelled by Denison, and the interest of the Shareholder in such New Denison Shares will be terminated as of such date.

In the event that the Consolidation is not implemented, all Denison share certificates delivered pursuant to the Letters of Transmittal will be returned to the Shareholders.

No fractional shares will be issued as a result of the Consolidation, and any fraction will be rounded down to the nearest whole number without payment or compensation in lieu thereof.

The Board recommends that Shareholders vote in favour of the Consolidation Resolution at the Meeting. See “The Arrangement – Recommendation of the Board”. To be effective, the Consolidation Resolution must be approved by not less than two-thirds (66 2⁄3%) of the votes cast by the holders of Denison Shares present in person or represented by proxy at the Meeting.

Unless otherwise indicated, the persons designated as proxy holders in the accompanying Proxy will vote the Denison Shares represented by such form of Proxy FOR the Consolidation Resolution in respect thereof.

Approval of the Name Change

Upon completion of the Arrangement, Denison will indirectly carry on the business of Fission. As a result, Denison intends to change its name to “Denison Energy Corp.” Denison believes that the name change is in the best interests of Denison in order to reflect its consolidated and overall business activities.

At the Meeting, Shareholders will be asked to consider and, if thought fit, to approve the Name Change Resolution, the full text of which is reproduced at Schedule F to this Circular.

The Board recommends that Shareholders vote in favour of the Name Change Resolution at the Meeting. See “The Arrangement – Recommendation of the Board”. To be effective, the Name Change Resolution must be approved by not less than two-thirds (66 2⁄3%) of the votes cast by holders of Denison Shares present in person or represented by proxy at the Meeting.

Unless otherwise indicated, the persons designated as proxy holders in the accompanying form of Proxy will vote the Denison Shares represented by such form of Proxy FOR the Name Change Resolution.

Approval of the Retention Bonus Share Issuance

At the Meeting, the Shareholders will be asked to consider and, if deemed fit, to approve the Retention Bonus Resolution, the full text of which is reproduced at Schedule G to this Circular.

In connection with entering into the Arrangement Agreement, the parties agreed that the executive management of the Combined Company would be comprised of Mr. Randhawa as Chief Executive Officer, Mr. McElroy as President and Chief Operating Officer and Mr. Cates as Chief Financial Officer. Currently, each of these individuals is party to an employment agreement with their respective employers that contain certain entitlements that could be triggered as a result of the completion of the Arrangement. In lieu thereof, each of Messrs. Randhawa, McElroy and Cates have agreed to remain with the Combined Company and receive 66.6% of their respective change of control entitlements amounting to CAD$1,227,600 (in Retention Bonus Shares), CAD$1,227,600 (in Retention Bonus Shares) and CAD$425,780 (in Retention Bonus Shares or cash), respectively.

In addition to Messrs, Randhawa, McElroy and Cates, management of Denison and Fission agreed that it was important to the continuity of the combined businesses that both Mr. Charlish (current Chief Financial Officer of Fission) and Mr. Hochstein (current Executive Chairman of Denison) continue to be involved with the Combined Company following the completion of the Arrangement. As a result of the completion of the Arrangement and composition of the new management team, Mr. Charlish is entitled to a constructive dismissal entitlement under his employment agreement. In lieu thereof, Mr. Charlish has agreed to remain with the Combined Company in a senior finance position reporting to the Chief Financial Officer and receive 66.6% of his severance entitlement amounting to CAD$215,061 as a Retention Bonus Payment (in Retention Bonus Shares or cash). In consideration of Mr. Hochstein’s many years of service in contributing to the success of Denison and his continued commitment to successfully transition Denison and the combined management team following the Arrangement, and remain on as a director of the Combined Company, the parties have agreed that Mr. Hochstein will receive a Retention Bonus Payment in the amount of CAD$500,000 payable in Retention Bonus Shares.

Further, the parties have determined that on account of the change in management, there is some risk that current Denison employees would seek alternative employment which would also fracture the continuity of the business. In connection therewith, the parties have agreed to allot CAD$1,000,000 in aggregate in Retention Bonus Shares to certain other Denison employees (to be allocated at the discretion of current management of Denison).

The parties to the transaction have determined that the retention of all of the aforementioned individuals is important for the continuity of the combined business. The parties to the transaction have agreed that in order to ensure the successful integration of the businesses of Denison and Fission and to provide continuity of management, strategic direction and expertise following the completion of the Arrangement it was important that each of these persons remain involved with the Combined Company. In light of current and prevailing market conditions and in order to preserve cash in the treasury of the Combined Company, the aforementioned individuals have agreed to either receive or have the ability to elect to receive such Retention Bonus Payments (as more fully described under “The Arrangement – Employment Matters” above) in Retention Bonus Shares based on the five (5) day VWAP of the Denison Shares on the TSX (on a post-Consolidation basis), immediately following the Effective Date.

The TSX has advised that they are treating the issuance of the Retention Bonus Shares in satisfaction of the Retention Bonus Payments as “security based compensation arrangements” requiring Shareholder approval. In the event the Retention Bonus Resolution is not passed by the Shareholders at the Meeting, all Retention Bonus Payments discussed under “The Arrangement – Employment Matters” elsewhere in this Circular are intended to be made in such manner as determined by the compensation committee of the Combined Company. However, in the event mutually acceptable terms cannot otherwise be agreed to, Mr. Randhawa and Mr. McElroy may elect to terminate their employment agreements and seek change of control payments in an amount of up to CAD$1,860,000 each (which amount includes annual bonus payments payable to each of them). See “The Arrangement – Risk Factor Following Completion of the Arrangement”.

The Board recommends that Shareholders vote in favour of the Retention Bonus Resolution at the Meeting. See “The Arrangement – Recommendation of the Board”. To be effective, the Retention Bonus Resolution must be approved by not less than a majority of the votes cast by the holders of Denison Shares present in person or represented by proxy at the Meeting. For purposes of good corporate governance, Messrs. Cates and Hochstein have indicated their intention to abstain from voting on the Retention Bonus Resolution.

Unless otherwise indicated, the persons designated as proxy holders in the accompanying form of Proxy will vote the Denison Shares represented by such form of Proxy FOR the Retention Bonus Resolution.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon by Cassels Brock & Blackwell LLP on behalf of Denison.

Mr. John Craig who is a current director of Denison is a partner at Cassels Brock & Blackwell LLP. As of the date hereof, the partners and associates of Cassels Brock & Blackwell LLP as a group beneficially owned, directly or indirectly, less than 1% of the Denison Shares.

ADDITIONAL INFORMATION

Additional information relating to Denison is available on Denison’s website at www.denisonmines.com, on SEDAR under Denison’s profile at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Financial and other information of Denison is provided in its audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2014, which can be found under Denison’s profile on SEDAR at www.sedar.com and will be sent without charge to any securityholder upon request by contacting the Corporate Secretary of Denison at 40 University Ave, Suite 1100, Toronto, Ontario, Canada M5J 1T1, by telephone: (416) 979-1991, by facsimile: (416) 979-5893 or by email: info@denisonmines.com.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular to Shareholders has been approved by the Board.

Fission has provided the information contained in this Circular concerning Fission and its business and operations and Fission’s financial information and financial statements. Denison assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of Fission to disclose facts or events which may affect the accuracy of any such information.

DATED September 15, 2015.

BY ORDER OF THE BOARD

(signed) “Ron F. Hochstein”

Ron F. Hochstein

Executive Chairman

Denison Mines Corp.

CONSENT OF HAYWOOD SECURITIES INC.

We refer to the fairness opinion dated July 27, 2015 (the “Fairness Opinion”) which we prepared for the Board of Directors of Denison Mines Corp. (“Denison”) in connection with the Arrangement (as defined in Denison’s management information circular dated September 15, 2015 (the “Circular”)).

We consent to the inclusion of the Fairness Opinion, a summary of our Fairness Opinion, references to our firm name, and all references to the Fairness Opinion, in this Circular. In providing such consent, we do not intend that any person other than the Board of Directors of Denison shall rely upon the Fairness Opinion.

(signed) “Haywood Securities Inc.”

Vancouver, British Columbia

September 15, 2015

SCHEDULE A

INFORMATION CONCERNING DENISON

Terms not otherwise defined in this Schedule have the meanings given to them in the Circular under “Glossary”. This Schedule is qualified in its entirety by, and should be read together with, the detailed information contained or referred to elsewhere, or incorporated by reference, in the Circular and applicable Schedules.

Documents Incorporated By Reference

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained by writing to: Denison Mines Corp., 40 University Ave, Suite 1100, Toronto, Ontario, Canada M5J 1T1, by telephone: (416) 979-1991, by facsimile: (416) 979-5893 or by email: info@denisonmines.com. These documents are also available under Denison’s profile on SEDAR, which can be accessed online at www.sedar.com.

The following documents, filed by Denison with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Circular:

(a)	the annual information form of Denison dated March 5, 2015 for the year ended December 31, 2014 (the “Denison AIF”);

(b)

the audited consolidated statements of financial position of Denison as at December 31, 2014 and December 31, 2013 and the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2014 and December 31, 2013 and the related notes and auditor’s report thereon;

(c)	Denison’s management’s discussion and analysis for the year ended December 31, 2014;

(d)

the condensed interim consolidated statements of financial position of Denison as at June 30, 2015 and December 31, 2014 and the interim consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the three month and six month periods ended June 30, 2015 and June 30, 2014 and the related notes;

(e)	Denison’s management’s discussion and analysis for the six month period ended June 30, 2015;

(f)	the management information circular of Denison dated March 23, 2015 prepared in connection with the annual general meeting of shareholders of Denison held on May 7, 2015;

(g)

the material change report of Denison dated August 5, 2015 relating to the execution of the Arrangement Agreement dated July 27, 2015 between Denison and Fission Uranium Corp. (“Fission”) in connection with the Arrangement;

(h)

the material change report of Denison dated July 13, 2015 relating to the execution of the binding Letter Agreement dated July 6, 2015 between Denison and Fission in connection with the Arrangement; and

(i)

the material change report dated March 24, 2015 relating to the appointment of Ron Hochstein as Executive Chairman, David Cates as President and Chief Executive Officer and Mac McDonald as Chief Financial Officer of Denison.

References herein to this Circular also means any and all documents incorporated by reference in this Circular. Any document of the type referred to above, any material change reports (excluding confidential material change reports), any business acquisition reports, the content of any news release disclosing financial information for a period more recent than the period for which financial statements are required and certain other disclosure documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators filed by Denison with the securities commissions or similar regulatory authorities in Canada after the date of this Circular and prior to the completion of the Arrangement shall be deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

The Formation of Denison

Denison was formed by articles of amalgamation as International Uranium Corporation (“IUC”), effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the “OBCA”). On December 1, 2006, IUC combined its business and operations with Denison Mines Inc. (“DMI”), by way of arrangement under the OBCA (the “IUC Arrangement”). Pursuant to the IUC Arrangement, all of the issued and outstanding shares of DMI were acquired by IUC in exchange for IUC’s shares. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.”.

On June 29, 2012, Denison sold its shares in certain subsidiaries, which owned all of Denison’s mining assets and operations located in the United States. The sale was carried out by way of a plan of arrangement between Denison and Energy Fuels Inc. (“EFI”) effective June 29, 2012.

On January 31, 2013, Denison acquired all of the issued and outstanding shares of JNR Resources Inc. (“JNR”) by way of a plan of arrangement pursuant to the Business Corporations Act (British Columbia) (“BCBCA”) and subsequently amalgamated with JNR effective January 1, 2014.

On April 26, 2013, Denison acquired all of the issued and outstanding shares of Fission Energy Corp. (“Fission Energy”) by way of a plan of arrangement pursuant to the BCBCA. Denison amalgamated with Fission Energy effective July 1, 2014 and with Pitchstone AB Corp. (a wholly-owned subsidiary previously held by Fission Energy) on July 3, 2014.

On January 17, 2014, Denison acquired all of the issued and outstanding shares of Rockgate Capital Corp. (“Rockgate”) by way of a plan of arrangement under the BCBCA. On June 9, 2014, Denison acquired all of the issued and outstanding shares of International Enexco Ltd. (“IEC”) by way of a plan of arrangement under the BCBCA.

Through the above acquisitions of EFI, JNR, Fission Energy, Rockgate and IEC, Denison transformed its business to focus on uranium exploration and development projects, increased its project portfolio in Canada, primarily in the Athabasca Basin, and expanded its position in Africa by acquiring interests in uranium exploration properties in Namibia and Mali.

Denison is a reporting issuer in each of the provinces of Canada. The registered and head office of Denison will be located at 40 University Ave, Suite 1100, Toronto, Ontario, Canada M5J 1T1 as of September 18, 2015. Denison’s website address is www.denisonmines.com.

Denison’s Structure

Denison conducts its business through a number of subsidiaries. The following is a diagram depicting the corporate structure of Denison and its active subsidiaries as at the date hereof, including the name, jurisdiction of incorporation and proportion of ownership interest in each.

Note: On July 20, 2015, Denison incorporated 9372721 Canada Inc. as a wholly owned subsidiary of Denison for the purposes of completing the Arrangement with Fission.

Note: On July 30, 2015, Denison announced that it had entered into an agreement to sell Denison Mines (Mongolia) Ltd. which subsidiary holds all of Denison’s interests in mining assets and operations located in Mongolia. See “Recent Developments” below.

Denison also owns a number of inactive subsidiaries which have no liabilities or assets and do not engage in any business activities.

Summary Description of the Business

Denison is a uranium exploration and development company with interests in exploration and development projects in Saskatchewan, Zambia, Namibia, Mali and Mongolia. Denison’s interests in Saskatchewan include the 60% owned Wheeler River project, host of the Phoenix deposit and the Gryphon discovery, a 22.5% ownership interest in the McClean Lake joint venture and a 25.17% interest in the Midwest joint venture, all of which are held directly or indirectly through DMI. Denison also holds a 60% interest in the Waterbury Lake project in Saskatchewan through its wholly owned subsidiary, Denison Waterbury Corp. and a 30% interest in the Mann Lake joint venture through its wholly owned subsidiary, Denison AB Holdings Corp.

The McClean Lake joint venture and the Midwest project are operated by Denison’s joint venture partner, AREVA Resources Canada Inc., a subsidiary of the AREVA Group. Denison also participates in a toll-milling arrangement through the McClean Lake joint venture whereby ore is processed for the Cigar Lake joint venture at the McClean Lake mill. Beyond Canada, Denison owns the Mutanga uranium project in Zambia, the Falea uranium, silver and copper project in Mali, and interests in mineral exploration and development properties in Namibia and Mongolia. On July 30, 2015, Denison announced that it had entered into an agreement to sell Denison Mines (Mongolia) Ltd. which subsidiary holds all of Denison’s interests in mining assets and operations located in Mongolia. See “Recent Developments” below.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division.

Denison’s wholly owned subsidiary, DMI, is also the manager of Uranium Participation Corporation, a publicly traded company listed on the TSX under the symbol “U”, which invests in uranium oxide in concentrates and uranium hexafluoride.

Denison’s key assets are as follows:

(a)	A 60% interest in the Wheeler River project which includes the Phoenix deposit and the newly discovered Gryphon zone.

(b)	A 22.50% interest in the McClean Lake uranium processing facility and uranium deposits in northern Saskatchewan.

(c)	A 25.17% interest in the Midwest uranium project, including the Midwest and the Midwest A deposits in northern Saskatchewan.

(d)

An extensive portfolio of exploration and development property interests in the Athabasca Basin including: Moore Lake (100%), Waterbury Lake (60%), Hatchet Lake (58.06%), Crawford/Bachman Lake (100%), Bell Lake (100%) and Mann Lake (30%).

Further information regarding the business of Denison, its operations and its mineral properties can be found in the Denison AIF and other documents incorporated by reference herein.

Recent Developments

On July 30, 2015, Denison announced the execution of a definitive share purchase agreement with Uranium Industry a.s. (“Uranium Industry”), of the Czech Republic, pursuant to which Denison will sell its interest in the Gurvan Saihan joint venture in Mongolia to Uranium Industry for $20,000,000. Pursuant to the terms of the share purchase agreement, Denison will receive an initial payment of $250,000 on closing and a deferred payment of $19,750,000 by November 30, 2015.

On July 29, 2015, Denison reported the completion of the definition drilling component of the summer exploration program at the Gryphon zone on the Wheeler River project, and the discovery of uranium mineralization at the Murphy Lake property in Saskatchewan.

On July 27, 2015, Denison entered into the Arrangement Agreement with Fission in respect of the Arrangement, further to the Letter Agreement executed between the parties on July 6, 2015.

On June 4, 2015, Denison reported the commencement of its summer drilling in the Athabasca Basin in northern Saskatchewan and the receipt of all uranium assay results from its winter drilling program at the Wheeler River project. The assay results, including 7.9% U3O8 over 4.5 metres in WR-584B and 4.5% U3O8 over 4.5 metres in WR-597, confirmed the previously released down-hole probe results at or in the vicinity of the Gryphon zone. The Gryphon zone is located three kilometres northwest of the Phoenix deposit.

On May 26, 2015, Denison completed a bought deal private placement of 12,000,000 flow-through Denison Shares at a price of CAD$1.25 for total gross proceeds of CAD$15 million. The flow-through Denison Shares are subject to a four-month hold period expiring on September 27, 2015.

On April 15, 2015, Denison completed its winter exploration drilling in the Athabasca Basin of Saskatchewan. The winter drilling resulted in the expansion of the Gryphon zone of basement hosted uranium at the Wheeler River project, the new discovery of unconformity hosted uranium south of the Gryphon zone, as described above, and the expansion of a zone of unconformity hosted uranium at Denison’s 30% owned Mann Lake project. A total of 30,400 metres was completed in 61 drill holes on seven Denison operated projects. An additional 12,700 metres was completed in 32 holes on projects operated by Denison’s joint venture partners.

On March 30, 2015, Denison announced the discovery of a new zone of uranium mineralization at the Wheeler River project in the eastern Athabasca Basin of northern Saskatchewan. Uranium in the new zone was reported to occur at the unconformity, 800 metres south of the Gryphon zone.

Consolidated Capitalization

As at the close of business on the Record Date, there were 518,438,669 Denison Shares, 7,057,210 Denison Options and nil Denison Warrants issued and outstanding.

Under the Arrangement, assuming no additional Fission Shares, Fission Options or Fission Warrants are issued, Denison will issue 486,660,032 Denison Shares (243,330,016 New Denison Shares after giving effect to the Consolidation) to former Fission Shareholders and will reserve 42,308,695 Denison Shares (21,154,345 New Denison Shares after giving effect to the Consolidation) for issuance pursuant to the Denison Replacement Options and 1,739,471 Denison Shares (869,733 New Denison Shares after giving effect to the Consolidation) for issuance pursuant to the outstanding Fission Warrants.

Other than as disclosed below, there have not been any material changes in the share and loan capital of Denison since June 30, 2015, the date of Denison’s most recently filed financial statements. The following table summarizes Denison’s consolidated capitalization (i) as at June 30, 2015, and (ii) as at June 30, 2015 (after giving effect to the Arrangement only). The table should be read in conjunction with the financial statements of Denison, including the notes thereto, incorporated by reference in this Circular.

	As at June 30, 2015	As at June 30, 2015 (after giving effect to the Arrangement)(1)(3)
Description	(all dollar amounts in thousands of U.S. dollars)
Denison Shares	1,130,785	1,495,780 (2)
Denison Warrants	24	26
Contributed Surplus	53,684	64,103
Deficit	(906,465)	(906,465)
Accumulated Other Comprehensive Income (Loss)	(41,672)	(41,672)

Shareholders’ Equity	236,356	611,772

(1)	Does not give effect to the issuance of any Retention Bonus Shares in connection with the Retention Bonus Payments.

(2)

Dollar amount of Consideration assumed to be issued pursuant to the Arrangement has been calculated based on the issuance of 486,660,032 Denison Shares valued based on the closing price of the Denison Shares on the NYSE MKT on June 30, 2015 of $0.75.

(3)	Where applicable, amounts in Canadian dollars have been converted to U.S. dollars using the June 30, 2015, Bank of Canada closing rate of exchange for U.S. dollars, which was CAD$1.00 = $0.8006

Description of Securities Distributed

Denison is entitled to issue an unlimited number of Denison Shares. As at December 31, 2014, Denison had an aggregate of 505,868,894 Denison Shares issued and outstanding. As at the date hereof, Denison has an aggregate of 518,438,669 Denison Shares issued and outstanding. In addition, as of the date hereof, 7,057,210 Denison Shares are issuable upon the exercise of outstanding Denison Options.

Shareholders of Denison are entitled to receive notice of, and to one vote per share at, every meeting of shareholders, to receive such dividends as the Board declares and to share equally in the assets of Denison remaining upon the liquidation, dissolution or winding up of Denison after the creditors of Denison have been satisfied.

Shareholders are entitled to receive dividends if, as and when declared by the Board. The directors have adopted a policy of dedicating cash flow to reinvestment in the business of Denison. Accordingly, no dividends have been declared to date. Further, Denison is restricted from paying dividends under the Credit Facility.

Prior Sales

The following table sets forth the issuances of Denison Shares and securities convertible into Denison Shares during the 12-month period prior to the date of this Circular. The information presented below has not been adjusted for the Consolidation.

Date of Issuance	Reason for Issuance	Number and Type of Securities	Issue/Exercise/Conversion Price per Security (CAD$)
May 26, 2015	Private Placement	12,000,000 “flow-through” Denison Shares	1.25
March 23, 2015	Option Grant	103,000 Denison Options	1.01
March 9, 2015	Option Grant	1,542,000 Denison Options	1.10
January 21, 2015	Warrant Exercise	90,880 Denison Shares	0.84
January 20, 2015	Option Exercise	7,100 Denison Shares	0.71
January 20, 2015	Warrant Exercise	3,550 Denison Shares	0.84
January 19, 2015	Warrant Exercise	21,300 Denison Shares	0.84
January 15, 2015	Warrant Exercise	367,070 Denison Shares	0.84
January 14, 2015	Warrant Exercise	8,875 Denison Shares	0.84
January 9, 2015	Warrant Exercise	71,000 Denison Shares	0.84
October 23, 2014	Warrant Exercise	134,900 Denison Shares	0.84
September 18, 2014	Warrant Exercise	7,100 Denison Shares	0.84
September 4, 2014	Option Exercise	17,000 Denison Shares	1.08
September 2, 2014	Option Exercise	26,000 Denison Shares	1.31

Trading Price and Volume

The Denison Shares trade on the TSX under the symbol “DML” and on the NYSE MKT under the symbol “DNN”. The following table sets forth, for the periods indicated, the reported intra-day high and low sales prices and aggregate volume of trading of the Denison Shares on the TSX (source: TMX Datalinx) and NYSE MKT (source: Bloomberg Finance).

	TSX			NYSE MKT
Month	High (CAD$)	Low (CAD$)	Volume	High ($)	Low ($)	Volume
September 2014	1.480	1.270	10,226,440	1.36	1.13	13,200,907
October 2014	1.265	1.030	12,452,679	1.14	0.80	16,282,184
November 2014	1.390	1.020	21,338,779	1.23	0.90	16,854,211
December 2014	1.190	1.070	10,967,552	1.02	0.92	11,933,808
January 2015	1.170	1.020	9,839,172	1.00	0.83	10,095,314

	TSX			NYSE MKT
Month	High (CAD$)	Low (CAD$)	Volume	High ($)	Low ($)	Volume
February 2015	1.220	1.080	12,153,207	0.98	0.84	8,853,939
March 2015	1.125	0.980	12,268,736	0.91	0.77	8,085,642
April 2015	1.200	0.980	17,702,123	1.02	0.76	17,080,109
May 2015	1.130	1.010	9,734,453	0.99	0.82	11,483,544
June 2015	1.050	0.900	11,871,393	0.86	0.71	9,360,899
July 2015	0.920	0.550	24,275,187	0.74	0.43	17,998,075
August 2015	0.720	0.550	12,185,144	0.61	0.41	15,116,863
September 1 – 14	0.660	0.570	3,762,044	0.52	0.43	6,323,532

The closing price of the Denison Shares on the TSX and on the NYSE MKT on September 14, 2015 was CAD$0.570 and $0.4394, respectively.

Risk Factors

There are a number of factors that could negatively affect Denison’s business and the value of the Denison Shares. For information pertaining to the outlook and conditions currently known to Denison that could have a material impact on the financial condition, operations and business of Denison, shareholders should refer to the “Risk Factors” that are described in detail in the Denison AIF and management’s discussion and analysis, which are incorporated herein by reference.

Shareholders should also carefully consider all of the information disclosed in this Circular and the documents incorporated by reference herein including the risk factors relating to the Arrangement as set forth under the section entitled “The Arrangement – Risk Factors of the Arrangement and – Risk Factor Following Completion of the Arrangement” as well as the risk factors relating to the business and financial condition of Fission as set forth in Schedule B to this Circular.

The risk factors that are identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Denison that may present additional risks in the future.

Probable Acquisition

Upon the completion of the Arrangement, Denison will acquire all of the issued and outstanding Fission Shares and Fission will amalgamate with Subco to become a wholly-owned subsidiary of Denison. If completed, the acquisition of Fission by Denison will be a “significant acquisition” for the purposes of Part 8 of NI 51-102. Fission is a Canadian-based uranium exploration company operating in Canada’s Athabasca Basin. Fission’s sole property asset is the Patterson Lake South Property which comprises seventeen (17) mineral claims totaling 31,309 hectares located in Saskatchewan. As a result of the Arrangement, Denison, indirectly through the amalgamated entity of Fission and Subco, will own 100% of the Patterson Lake South Property. For further details on Fission, please refer to Schedule B hereto entitled “Information Concerning Fission” as well as Fission’s annual information form dated September 14, 2015 which is available under Fission’s corporate profile on SEDAR at www.sedar.com.

Pursuant to the terms of the Arrangement, Denison is to acquire all of the issued and outstanding Fission Shares for the offered consideration of 1.26 Denison Shares and CAD$0.0001 for each one Fission Share held (subject to adjustment of the Exchange Ratio). All outstanding Fission Options will be exchanged for Denison Replacement Options, which will entitle the holder thereof to acquire from Denison the number of Denison Shares equal to the product of (A) the number of Fission Shares subject to the Fission Options immediately before the Effective Time, and (B) the Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of a Denison Shares on any particular exercise of Denison Replacement Options, then the number of Denison Shares otherwise issued shall be rounded down to the nearest whole number of Denison Shares. All outstanding Fission Warrants will be adjusted in accordance with the adjustment provisions in the relevant warrant certificate such that following the completion of the Arrangement, each holder of Fission Warrants is entitled to acquire from Denison the number of Denison Shares that is adjusted based on the Exchange Ratio and the anti-dilution provisions of such Fission Warrants in lieu of each Fission Share to which it was otherwise entitled to receive upon exercise. On completion of the Arrangement, Former Fission Shareholders will hold approximately 48.4% of the issued and outstanding Denison Shares. The Consolidation and the Name Change will also be completed shortly after the Effective Date, subject to Shareholder approval. For further details please refer to the sections entitled “The Arrangement” and “Special Matters to be Considered at the Meeting” in this Circular.

The effect of the Arrangement on the financial position of Denison is outlined in the unaudited pro forma combined financial statements attached as Schedule I to this Circular which shows the effect of the Arrangement on the results of operations and financial position of Denison. The pro forma combined financial statements are based on the assumption that Denison will be successful in acquiring all of the Fission Shares and those assumptions described in the respective notes to the Combined Company’s unaudited pro forma combined statement of financial position as at June 30, 2015 (prepared on the basis that the Arrangement has occurred on June 30, 2015) and consolidated statement of income (loss) for the six month period ended June 30, 2015 and for the year ended December 31, 2014 (in each case prepared on the basis that the Arrangement has occurred on January 1, 2014). Fission’s consolidated results from operations have been constructed for the purpose of this pro forma disclosure and do not conform with the financial statements for Fission incorporated by reference in this Circular. The material assumptions required to construct the pro forma financial information are set forth in the notes to the pro forma combined financial statements contained in Schedule I to this Circular.

The Arrangement will constitute an arm’s length transaction between Denison and Fission. Neither Denison nor Fission obtained any valuation opinions in respect of their businesses within the last 12 months from the date of this Circular.

The Effective Date is anticipated to occur on or about October 19, 2015.

Auditors and Transfer Agent

The auditors of Denison are PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PricewaterhouseCoopers”). PricewaterhouseCoopers LLP has advised that it is independent with respect to Denison within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

The registrar and transfer agent for the Denison Shares is Computershare Investor Services Inc. The address for Computershare Investor Services Inc. is 100 University Avenue, 9th Floor, Toronto, ON, M5J 2Y1, Canada, and the telephone number is 1-800-564-6253.

Interest of Experts

The following persons, firms and companies are “qualified persons” within the meaning of NI 43-101, and are named as having prepared or certified a statement, report or valuation described or included herein directly or in a document incorporated by reference herein, in each case with respect to Denison.

RPA Inc. prepared the following technical reports for Denison:

(a)	the technical report on the Elliot Lake Property, Elliot Lake District, Ontario, Canada dated June 29, 2007 by Lawrence B. Cochrane, Ph.D., P.Eng. and Leo R. Hwozdyk, P.Eng;

(b)	the technical report on the Uranium Exploration Properties in Mongolia dated February 27, 2007 by Thomas C. Pool, P.E. and Neil N. Gow, P.Geo;

(c)

the technical report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada dated November 21, 2005 as amended on February 16, 2006 by Richard E. Routledge, M.Sc., P.Geo. and James W. Hendry, P.Eng;

(d)	the technical report on the Mineral Resource Estimate for the McClean North Uranium Deposits, Saskatchewan dated January 31, 2007 by Richard E. Routledge, M.Sc., P.Geo;

(e)	the technical report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada dated March 31, 2006 by Richard E Routledge, M.Sc., P.Geo. and James W. Hendry, P.Eng;

(f)

the technical report on the Midwest Uranium Deposit Mineral Resource and Mineral Reserve Estimates, Saskatchewan, Canada dated June 1, 2005, as amended on February 14, 2006 by Richard E. Routledge, M.Sc., P.Geo., James W. Hendry, P.Eng. and Luke Evans, M.Sc., P.Eng;

(g)	the technical report on the Hairhan Uranium Exploration Property in Mongolia dated March 23 , 2011 by Hrayr Agnerian, M.Sc. (Applied), P. Geo. and William E. Roscoe, Ph.D., P.Eng; and

(h)

the technical report on a Mineral Resource Estimate Update for the Phoenix Uranium Deposit, Wheeler River Project, Eastern Athabasca Basin, Northern Saskatchewan, Canada dated June 17, 2014 by William E. Roscoe, Ph.D, P.Eng.

Michel Dagbert, P.Eng. of Geostat Systems International Inc. prepared the technical report entitled “Technical Report on the Midwest A Uranium Deposit, Saskatchewan, Canada” dated January 31, 2008.

Allan Armitage, Ph.D., P.Geol., and Alan Sexton, M.Sc., P.Geo. of GeoVector prepared the technical report entitled “Mineral Resource Estimate On The J Zone Uranium Deposit, Waterbury Lake Property” dated September 6, 2013.

Malcolm Titley, B.Sc., MAIG, of CSA Global (UK) Ltd prepared the technical report entitled “Mineral Resource Estimates for the Mutanga Uranium Project” dated September 12, 2013.

Steve Blower, P. Geo, the Vice President of Exploration of Denison, who is a “qualified person” within the meaning of NI 43-101, prepared sections of the Denison AIF that are of a scientific or technical nature pertaining to Denison’s mineral projects in Canada, Mali, Namibia and Zambia, and has verified the data disclosed therein.

Terry V. Wetz, P.E., the Executive Director of the Gurvan Saihan joint venture in Mongolia, who is a “qualified person” within the meaning of NI 43-101, prepared sections of the Denison AIF that are of a scientific or technical nature pertaining to Denison’s mineral projects in Mongolia, and has verified the data disclosed therein.

To the knowledge of Denison, each of the above experts beneficially owned, directly or indirectly, less than 1% of the issued and outstanding Denison Shares at the time of the preparation of the reports and/or at the time of the preparation of the technical information incorporated by reference in this Circular.

SCHEDULE B

INFORMATION CONCERNING FISSION

Certain capitalized terms used in this Schedule B are defined in the “Glossary” set out in the attached Circular. This Schedule B is qualified in its entirety by, and should be read together with, the detailed information contained or referred to elsewhere, or incorporated by reference, in the Circular and applicable Schedules.

THE COMPANY

Name and Incorporation

Fission is a junior resource issuer primarily engaged in the growth and advancement of its core asset, the Patterson Lake South property, located in Saskatchewan, Canada (the “PLS Property”). The management of Fission considers the PLS Property to be its only material property for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). For more information on the PLS Property, see the section entitled “Mineral Properties” in Fission’s Annual Information Form dated September 14, 2015 (“AIF”) and the technical report prepared by Jason J. Cox, P.Eng., David A. Ross, M.Sc., P.Geo., David M. Robson, P.Eng., MBA, Volodymyr Liskovych, P.Eng., Ph.D. and Mark Wittrup, P.Eng., P.Geo., entitled “Technical Report on the Preliminary Economic Assessment of the Patterson Lake South Property, Northern Saskatchewan, Canada” dated September 14, 2015 (the “PLS Property Technical Report”) available under Fission’s profile on SEDAR at www.sedar.com.

Fission was incorporated pursuant to the CBCA on February 13, 2013 as a wholly-owned subsidiary of Fission Energy Corp. (“Fission Energy”). On April 26, 2013, Fission completed a plan of arrangement under the CBCA involving Fission Energy and Denison pursuant to which Denison acquired all of the issued and outstanding securities of Fission Energy and Fission was spun out from Fission Energy as a new publicly-traded corporation holding certain exploration assets in Canada and in Peru that were previously held by Fission Energy, including the PLS Property.

Fission is a reporting issuer in each of the provinces of Canada, except Québec, and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. Such documents are available on Fission’s profile on the SEDAR website at www.sedar.com. The authorized share capital of Fission is an unlimited number of common shares without par value (the “Fission Shares”).

The head office of Fission is located at Suite 700 – 1620 Dickson Avenue, Kelowna, British Columbia, V1Y 9Y2. The registered and records office of Fission is located at 700 – 595 Howe Street, Vancouver, British Columba, V6C 2T5.

The Fission Shares are listed on the TSX under the symbol “FCU”, the OTCQX marketplace in the U.S. under the symbol “FCUUF” and on the Frankfurt Stock Exchange under the symbol “2FU”.

Intercorporate Relationships

Fission previously had one wholly-owned subsidiary, Alpha Minerals Inc. (“Alpha”), a company which was incorporated under the laws of the province of Alberta and continued under the CBCA on March 14, 2014. Effective April 1, 2014, Alpha amalgamated into Fission pursuant to the statutory procedures under Section 185 of the CBCA. Fission’s corporate structure is set out below.

Recent Developments

On September 15, 2015, Fission filed the PLS Property Technical Report on its SEDAR profile.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Schedule B from documents filed with the applicable securities commissions or similar regulatory authorities in Canada (the “Canadian Securities Authorities”). Copies of the documents incorporated herein by reference may be obtained upon request without charge from the CFO of Fission at 700 – 1620 Dickson Avenue, Kelowna, British Columbia, Canada, V1Y 9Y2, telephone: (250) 868-8140 and are also available electronically under Fission’s profile on the SEDAR website at www.sedar.com.

The following documents of Fission, filed by Fission with the Canadian Securities Authorities, are specifically incorporated by reference into and form an integral part of this Schedule B:

(a)	AIF of Fission dated September 14, 2015 for the financial year ended June 30, 2015;

(b)	the audited consolidated financial statements of Fission for the year ended June 30, 2015, together with the auditor’s report thereon and the notes thereto;

(c)	management’s discussion and analysis of the financial condition and results of operations of Fission filed for the year ended June 30, 2015;

(d)	the following material change reports:

i.	dated July 13, 2015 announcing the execution of the Letter Agreement, between Fission and Denison to combine their respective businesses; and

ii.

dated August 5, 2015 announcing that Fission and Denison had entered into a definitive arrangement agreement dated as of July 27, 2015, which replaces the Letter Agreement previously announced on July 6, 2015.

iii.	dated September 14, 2015 announcing the summary results of the PLS Property Technical Report.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by Fission with the Canadian Securities Administrators subsequent to the date of the Circular and prior to the Effective Date will be deemed to be incorporated by reference in this Schedule B.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein is not incorporated by reference to the extent that any such statement is modified or superseded by a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Schedule B; rather only such statement as so modified or superseded shall be considered to constitute part of this Schedule B.

CONSOLIDATED CAPITALIZATION

There have not been any material changes in the share and loan capital of Fission, on a consolidated basis, since June 30, 2015, the date of Fission’s most recently filed financial statements.

DESCRIPTION OF SECURITIES

Common Shares

Fission is authorized to issue an unlimited number of common shares, each without par value. As at September 14, 2015, Fission has an aggregate of 386,238,121 Fission Shares outstanding. The Fission Shares entitle the holders thereof to the right to receive notice of, attend, and vote at, meetings of the shareholders of Fission. Each Fission Share entitles the holder thereof to one vote. Holders of Fission Shares are also entitled to receive any dividends declared and payable by Fission to holders of Fission Shares. In the event of the dissolution, liquidation or winding up of Fission, whether voluntary or involuntary, or any other distribution of assets of Fission among its shareholders for the purpose of winding up its affairs, the holders of the Fission Shares shall be entitled to receive the remaining property and assets of Fission. The Fission Shares do not carry any pre-emptive, subscription, redemption or conversion rights. Provisions as to the modification, amendment or variation of the rights attached to the Fission Shares are contained in Fission’s articles, by-laws and the CBCA. Generally speaking, substantive changes to the authorized share structure require the approval of the shareholders of Fission by special resolution (at least two-thirds of the votes cast).

Prior Sales

The following table summarizes the Fission Shares and all securities convertible or exchangeable into Fission Shares issued by Fission during the 12-month period preceding the date of the Circular:

Common Shares

Date of Issuance	Number of Common Shares Issued	Price per Common Share ($)
April 29, 2015(1)	13,340,000	$1.50
September 23, 2014(2)	9,602,500	$1.50
September 1, 2014 – September 3, 2015(3)	2,879,000	$0.1496 – $1.20
September 1, 2014 – September 3, 2015(4)	7,071,661	$0.3028 – $0.8133

Notes:

(1)

Fission issued 13,340,000 flow-through common shares by way of a short form prospectus (inclusive of the flow-through common shares issued pursuant to the underwriters’ exercise of the over-allotment option).

(2)

Fission issued 9,602,500 flow-through common shares by way of a private placement, (inclusive of the flow-through common shares issued pursuant to the underwriters’ exercise of the over-allotment option).

(3)	Issued pursuant to exercise of stock options.

(4)	Issued pursuant to exercise of warrants.

Stock Options

Date of Grant	Number of Stock Options Granted	Exercise Price ($)
December 15, 2014	8,000,000	$1.00

Trading Price and Volume

The Fission Shares are listed on the TSX under the symbol “FCU”, the OTCQX marketplace in the U.S. under the symbol “FCUUF” and on the Frankfurt Stock Exchange under the symbol “2FU”. The following table shows the high and low trading prices and monthly trading volume of the Fission Shares on the TSX and the TSX Venture Exchange (“TSX-V”) for the periods indicated.

Period	High ($)	Low ($)	Volume
2015
September 1 – 14	$0.83	$0.70	5,295,726
August	$0.86	$0.66	11,078,571
July	$1.10	$0.67	35,891,797
June	$1.16	$0.96	17,007,020
May	$1.19	$1.10	11,958,726
April	$1.30	$1.12	23,386,245
March	$1.38	$1.18	35,081,587
February	$1.23	$1.12	18,323,314
January	$1.27	$0.87	40,206,981
2014
December	$1.03	$0.79	13,090,252
November	$1.06	$0.73	18,618,853
October(1)	$0.95	$0.65	31,014,449
September	$1.20	$0.94	13,338,115

Notes:

(1)	On October 8, 2014, Fission graduated from the TSX-V to the TSX. All trading prices prior to this time are from the TSX-V.

As of the close of business on September 14, 2015, the last trading day prior to the date of this Circular, the price of the Fission Shares as quoted by the TSX was $0.71.

INTEREST OF EXPERTS

Jason J. Cox, P.Eng., David A. Ross, M.Sc., P.Geo., David M. Robson, P.Eng., MBA, Volodymyr Liskovych, P.Eng., Ph.D. and Mark Wittrup, P.Eng., P.Geo., authors of the PLS Property Technical Report, are each a “qualified person” for the purposes of NI 43-101. Each has reviewed certain scientific and technical information relating to Fission’s mineral properties contained or incorporated by reference in this Schedule B or has supervised the preparation of information upon which such scientific and technical information is based as detailed in the PLS Property Technical Report.

Certain legal matters relating to the Arrangement will be passed upon on behalf of Fission by Blake, Cassels & Graydon LLP, Vancouver, British Columbia.

None of the persons listed above received or will receive a direct or indirect interest in any property of Fission or any of its associates or affiliates. As of the date hereof, each of such persons owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Fission and less than 1% of the outstanding securities of any class of Fission’s associates or affiliates.

PricewaterhouseCoopers LLP, Chartered Accountants of Vancouver, British Columbia, are the auditors for Fission. PricewaterhouseCoopers LLP has confirmed that they are independent with respect to Fission within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

RISK FACTORS

Fission shareholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to this Circular, and the consequences of the Arrangement and the holding of Fission Shares.

In assessing the Arrangement, Fission shareholders should carefully consider the risks described under the heading “Risk Factors” in the Fission AIF, which are incorporated by reference herein, together with the other information contained in, or incorporated by reference in, this Circular. Risk factors related to the business of Fission will generally continue to apply following the completion of the Arrangement.

Additional risks and uncertainties, including those currently unknown, may also adversely affect the business of Fission going forward. The Arrangement is also subject to certain risks, including those discussed in the Circular.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

SCHEDULE C

INFORMATION CONCERNING THE COMBINED COMPANY

Terms not otherwise defined in this Schedule have the meanings given to them in the Circular under “Glossary”. This Schedule C is qualified in its entirety by, and should be read together with, the detailed information contained or referred to elsewhere, or incorporated by reference, in the Circular and applicable Schedules.

Name and Incorporation

Following the completion of the Arrangement, it is expected that the Combined Company will continue with the existing businesses of both Denison and Fission and will continue to be a corporation governed pursuant to the provisions of the Business Corporations Act (Ontario).

If the Denison Resolutions are approved by Shareholders at the Meeting, the Arrangement Resolution is approved by the Fission Shareholders at the Fission Meeting and all applicable conditions to the completion of the Arrangement are otherwise satisfied or waived, prior to the completion of the Arrangement, Fission will then file Articles of Arrangement giving effect to the Arrangement, following which, Denison will file Articles of Amendment to effect the Consolidation and the Name Change.

The articles of the Combined Company will be the same as the articles of Denison. Following completion of the Arrangement, it is intended that the Combined Company’s registered office be located at 40 University Ave, Suite 1100, Toronto, Ontario, Canada M5J 1T1 and the executive and head office be located at 700-1620 Dickson Avenue, Kelowna, British Columbia, Canada V1Y 9Y2.

Corporate Structure

The following chart sets forth the corporate structure of the Combined Company following the completion of the Arrangement and the Name Change.

Note: On July 30, 2015, Denison announced that it had entered into an agreement to sell Denison Mines (Mongolia) Ltd. which subsidiary holds all of Denison’s interests in mining assets and operations located in Mongolia. See “Recent Developments” below.

Description of Share Capital

Under the Arrangement, the outstanding share capital of the Combined Company will be the same as the outstanding share capital of Denison, other than giving effect to (i) the issuance of Consideration Shares, (ii) the Consolidation, (iii) the issuance of New Denison Shares in connection with the Retention Bonus Payments, (iv) the issuance of the Denison Replacement Options, and (v) the reservation of New Denison Shares in connection with the Denison Replacement Options and Fission Warrants.

Post-Arrangement Shareholdings and Principal Shareholders

Assuming that no dissent rights are exercised by holders of Fission Shares in respect of the Arrangement Resolution under the Arrangement, Denison will issue 486,660,032 Denison Shares (243,330,016 New Denison Shares after giving effect to the Consolidation) to former Fission Shareholders and will reserve (i) 42,308,695 Denison Shares (21,154,345 New Denison Shares after giving effect to the Consolidation) for issuance pursuant to the Denison Replacement Options, and (ii) 1,739,471 Denison Shares (869,733 New Denison Shares after giving effect to the Consolidation) for issuance pursuant to the outstanding Fission Warrants.

Upon completion of the Arrangement and prior to giving effect to the Consolidation or issuance of the Retention Bonus Shares, Denison will have 1,005,098,701 Denison Shares issued and outstanding on an undiluted basis, with 486,660,032 Denison Shares to be held by former Fission Shareholders and 518,438,669 Denison Shares to be held by current Shareholders, which represents ownership of Denison of approximately 48.4% by former Fission Shareholders and approximately 51.6% by current Shareholders on an undiluted basis.

Following the Arrangement and upon giving effect to the Consolidation, Denison will have 502,549,350 New Denison Shares issued and outstanding on an undiluted basis, with 243,330,016 New Denison Shares held by former Fission Shareholders (48.4%) and 259,219,334 New Denison Shares held by current Shareholders (51.6%).

To the best knowledge of the directors and senior officers of Denison, based on publicly available information in relation to Denison and Fission, as of the date of this Circular and after giving effect to the Arrangement and the Consolidation, no person will beneficially own, control or direct, directly or indirectly, any New Denison Shares carrying more than 10% of the voting rights attached to all outstanding New Denison Shares.

Consolidated Capitalization

The following table summarizes (i) Denison’s consolidated capitalization as at June 30, 2015, and (ii) the Combined Company’s consolidated capitalization as at June 30, 2015 (after giving effect to the Arrangement only). The table should be read in conjunction with the financial statements of Denison and Fission, including the notes thereto, included elsewhere or incorporated by reference in this Circular.

	Denison as at June 30, 2015	Combined Company as at June 30, 2015 (after giving effect to the Arrangement)(1)(3)
Description	(all dollar amounts in thousands of U.S. dollars)
Denison Shares	1,130,785	1,495,780 (2)
Denison Warrants	24	26
Contributed Surplus	53,684	64,103
Deficit	(906,465)	(906,465)
Accumulated Other Comprehensive Income (loss)	(41,672)	(41,672)

Shareholders’ Equity	236,356	611,772

(1)	Does not give effect to the issuance of any Retention Bonus Shares in connection with the Retention Bonus Payments.

(2)

Dollar amount of Consideration assumed to be issued pursuant to the Arrangement has been calculated based on the issuance of 486,660,032 Denison Shares valued based on the closing price of the Denison Shares on the NYSE MKT on June 30, 2015 of $0.75.

(3)	Where applicable, amounts in Canadian dollars have been converted to U.S. dollars using the June 30, 2015, Bank of Canada closing rate of exchange for U.S. dollars, which was CAD$1.00 = $0.8006.

Dividends

Shareholders are entitled to receive dividends if, as and when declared by the Board. The directors of Denison have adopted a policy of dedicating cash flows to reinvestment in the business of Denison and accordingly, no dividends have been declared to date. Further, Denison is restricted from paying dividends under its Credit Facility. Following the Arrangement, the Combined Company does not expect to pay dividends in the foreseeable future.

Directors and Executive Officers of the Combined Company

Following completion of the Arrangement, the board of directors of the Combined Company will be comprised of ten (10) directors, five (5) from each of the Board and the Fission Board. Devinder Randhawa, Fission’s current Chief Executive Officer, will be appointed as Chief Executive Officer; Ross McElroy, Fission’s current President and Chief Operating Officer, will be appointed as President and Chief Operating Officer and David Cates, Denison’s current President and Chief Executive Officer, will be appointed as Chief Financial Officer, of the Combined Company. The names, municipalities of residence, position and principal occupations of each of the directors and executive officers of the Combined Company are set forth in the table below. The number of New Denison Shares that each individual will beneficially own, control or direct, directly or indirectly (after giving effect to the Arrangement and the Consolidation) is given based on publicly available information as of the date of this Circular and information provided from the noted individual.

Name and Municipality of Residence	Position	Principal Occupation	Number of New Denison Shares Held(1)

Devinder Randhawa British Columbia, Canada	Chief Executive Officer and Director	Mr. Randhawa is currently the Chief Executive Officer, Director and Chairman of Fission	3,385,260

Ross McElroy British Columbia, Canada	President, Chief Operating Officer and Director	Mr. McElroy is currently the President, Chief Operating Officer and Director of Fission	2,091,174

David Cates Ontario, Canada	Chief Financial Officer	Mr. Cates is currently the President and Chief Executive Officer of Denison	397,207

Ron F. Hochstein British Columbia, Canada	Director	Mr. Hochstein is currently the Executive Chairman of Denison and President and Chief Executive Officer of Lundin Gold Inc.	881,964

Brian D. Edgar British Columbia, Canada	Director (Independent)	Mr. Edgar is currently a Director of Denison, as well as four other public companies including Silver Bull Resources, Inc. of which he is Chairman of the board.	35,000

Lukas H. Lundin Vaud, Switzerland	Chairman	Mr. Lundin is currently a Director of Denison and a mining executive	525,000

Name and Municipality of Residence	Position	Principal Occupation	Number of New Denison Shares Held(1)

Joo Soo Park Naju-si, Korea	Director (Independent)	Mr. Park is currently a Director of Denison and the General Manager of Overseas Resources Development Dept., KEPCO	Nil	(2)

Catherine J. G. Stefan Ontario, Canada	Director (Independent)	Ms. Stefan is currently a Director of Denison and the President of Stefan & Associates, a consulting firm	40,000

Frank Estergaard British Columbia, Canada	Director (Independent)	Mr. Estergaard is currently a Director of Fission and the President of Frannan Enterprises Ltd., a consulting firm	544,919

William Marsh British Columbia Canada	Director (Independent)	Mr. Marsh is currently a Director of Fission and is an independent consultant	6,237

Jeremy Ross British Columbia, Canada	Director (Independent)	Mr. Ross is currently a Director of Fission and is a corporate development consultant	Nil

(1)

Assumes that all Retention Bonus Payments were satisfied through the issuance of Retention Bonus Shares based on the five (5) day VWAP of the Denison Shares on the TSX as at the Record Date, being CAD$0.637

(2)

Mr. Park is the nominee of KEPCO pursuant to the terms of a strategic relationship agreement. On closing of the Arrangement, KEPCO will hold approximately 5% of the issued and outstanding shares of the Combined Company.

Directors will be appointed to the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee of the Combined Company following completion of the Arrangement in accordance with regulatory guidelines.

The term of office of the directors expires annually at the time of the Combined Company’s next annual general meeting or when or until their successor is duly appointed or elected. The term of office of the Combined Company’s executive officers expires at the discretion of the Combined Company’s directors. The following directors will not be considered independent within the meaning of National Instrument 58-101: Messrs. Randhawa (Chief Executive Officer), McElroy (President and Chief Operating Officer) and Hochstein (executive officer of Denison within the last three years). Each of Messrs/Mesdames Edgar, Park, Stefan, Estergaard, Marsh and Ross are considered to be independent. Other than in their capacity as a director of either Fission or Denison, as applicable, none of the proposed directors of the Combined Company identified above as independent, have received any fees from either company nor do they have a relationship that could reasonably be expected to interfere with the exercise of such director’s independent judgment.

Currently, the Board consists of John H. Craig, W. Robert Dengler, Brian D. Edgar, Ron F. Hochstein, Lukas H. Lundin, Joo Soo Park, William A. Rand and Catherine J.G. Stefan. In connection with the Arrangement, Messrs. Craig, Dengler and Rand will resign as directors of Denison and be replaced by those individuals listed above. Mr. Hochstein will resign as Executive Chairman and Mr. Lundin will be appointed as Non-Executive Chairman. In addition, David Cates will resign as President and Chief Executive Officer of Denison and Gabriel (Mac) McDonald will resign as Chief Financial Officer of Denison.

Shareholdings of Directors and Executive Officers

As at the date of this Circular, after giving effect to the Arrangement, the Consolidation and the issuance of the Retention Bonus Shares (on the basis of the assumptions contained in Note 1 of the above Directors and Executive table), the proposed directors and executive officers of the Combined Company, as a group, will beneficially own, or control or direct, directly or indirectly, 7,906,761 New Denison Shares, representing approximately 1.57% of the issued and outstanding New Denison Shares (on a non-diluted basis) assuming no options or warrants are exercised.

Biographical Information

The following is a brief description of each of the proposed new directors and executive officers of the Combined Company (including details with regard to their principal occupations for the last five years).

Devinder Randhawa, Chief Executive Officer and a Director, is an experienced executive officer with a strong track record of growing resource, mining exploration and energy companies. He is the President of RD Capital Inc., a privately held consulting firm providing venture capital and corporate finance services to emerging companies in the resources and non-resource sectors both in Canada and the U.S. Prior to Denison’s acquisition of Fission Energy, Mr. Randhawa was the Chairman and Chief Executive Officer of Fission Energy. Mr. Randhawa received an Honours Bachelor of Business Administration degree from Trinity Western College of Langley, British Columbia and an MBA from the University of British Columbia.

Ross McElroy, President, Chief Operating Officer and a Director, is a professional geologist with over 30 years of experience in the mining industry. Prior to Denison’s acquisition of Fission Energy, Mr. McElroy was the President and Chief Operating Officer of Fission Energy. Mr. McElroy has comprehensive experience with working and managing many types of mineral projects from grass roots exploration to feasibility and production and has held positions with both major and junior mining companies which include BHP Billiton, Cogema Canada (now AREVA) and Cameco. He was a member of the early stage discovery team of the MacArthur River uranium deposit. Mr. McElroy received a Bachelor of Science (B.Sc.) degree with a Specialization in Geology from the University of Alberta and is a registered professional geologist in Alberta, Saskatchewan and Nunavut/Northwest Territories.

David Cates, Chief Financial Officer, is a Chartered Professional Accountant (CPA, CA). Prior to his appointment as President and Chief Executive Officer of Denison, Mr. Cates served as Denison’s Vice President Finance, Tax and Chief Financial Officer. As Chief Financial Officer, Mr. Cates played a key role in the Company’s mergers and acquisitions activities – leading the acquisition of Rockgate Capital Corp. and International Enexco Ltd. as well as the pending sale of Denison’s Mongolian interests to Uranium Industry. Mr. Cates joined Denison in 2008 and held the position of Director, Taxation prior to his appointment as Chief Financial Officer. Prior to joining the Company, Mr. Cates held positions at Kinross Gold Corp. and PwC LLP with a focus on the resource industry. Mr. Cates also holds a Master of Accounting (MAcc) degree and an Honours Bachelor of Arts (BA) degree from the University of Waterloo.

Brian D. Edgar, a Director, is a lawyer who has practiced corporate and securities law for 16 years. Mr. Edgar is currently the Chairman of SilverBull Resources Inc., a mineral exploration company listed on the TSX. Mr. Edgar is an independent businessman and investor primarily in the natural resource sector and currently sits on the board of four other public companies.

Ron F. Hochstein, a Director, is currently Director and Chief Executive Officer of Lundin Gold Inc., a Canadian mining company listed on both the TSX and Nasdaq Stockholm. Mr. Hochstein has a wealth of experience in the mining industry. Mr. Hochstein will have served as Executive Chairman of Denison for a seven month period prior to the anticipated Effective Date. Prior to that Mr. Hochstein served as Denison’s President and Chief Executive Officer (since 2009). Mr. Hochstein is currently President and Chief Executive Officer of Uranium Participation Corporation. He was previously with Simons Mining Group, an internationally recognized engineering company where he was involved in the financial analysis of a number of major projects. He has worked in the mining industry in consulting, operations and management in the U.S., Canada, South America and Africa. He has also spent time in the oil and gas industry, working early in his career for Brenda Oil and Gas and North Canadian Oils. Mr. Hochstein is a professional engineer and holds a B.Sc. in metallurgical engineering from the University of Alberta and an MBA from the University of British Columbia.

Lukas H. Lundin, a Director, was educated at the École Internationale de Genève in Switzerland. In 1981, Mr. Lundin graduated from the New Mexico Institute of Mining and Technology. Mr. Lundin headed International Petroleum Corporation’s international operations and was based in the Company’s technical office in Dubai, U.A.E. for over 12 years. From 1990 to June 1995, Mr. Lundin was President of International Musto Exploration Limited and was responsible for Musto’s acquisition of the Bajo de la Alumbrera deposit. His uninhibited pursuit of highly prospective properties around the world has resulted in numerous resource discoveries, including the multi-million ounce Veladero gold discovery. Mr. Lundin has also led several companies through highly profitable business acquisitions and mergers such as Lundin Mining’s CAD$3.3 billion merger with EuroZinc Mining, the CAD$2 billion sale of Tanganyika Oil Company Ltd., the CAD$9.2 billion sale of Red Back Mining Inc. and the $1.85 billion acquisition of the Candelaria Mine Complex from Freeport. He currently sits on the Board of a number of publicly traded companies.

Joo Soo Park, a Director, is currently General Manager of the Overseas Resources Project department at KEPCO and formerly headed the Korea Electric Power Research Institute at KEPCO. His role at KEPCO includes managing overseas resource investment projects in five countries, including mining companies. In addition, Mr. Park held a senior level position at a nuclear power plant. He holds a Business Administration degree from Choongnam National University and an MBA from the Helsinki School of Economics.

Catherine J.G. Stefan, a Director, is a Chartered Accountant, Chartered Professional Accountant and a member of the Institute of Corporate Directors, with 30 years of business experience, primarily in senior management of public companies in the real estate sector. Ms. Stefan is currently President of Stefan & Associates, a consulting firm which Ms. Stefan formed in 1990. Ms. Stefan also serves as a board member of Lundin Mining Corporation. Previously, Ms. Stefan served as Chief Operating Officer of O&Y Properties Inc. from 1996 to 1998. From 1999 until 2008, Ms. Stefan was Managing Partner of Tivona Capital Corporation, a private investment firm. Ms. Stefan obtained her Bachelor of Commerce degree from the University of Toronto.

Frank Estergaard, a Director, is a Chartered Professional Accountant (CPA, CA). Mr. Estergaard served as a partner of KPMG for 38 years, providing audit, taxation and business advice to a wide range of clients as well as serving on KPMG’s Management Committee and Partnership Board. Since retiring from KPMG, Mr. Estergaard has served as a director and chairman of the audit committee of QHR Technologies Inc. (TSX-V), CFO for Metalex Ventures Ltd. (TSX-V) and CFO and/or director for several private companies, including Rackforce Networks Inc. Prior to Denison’s acquisition of Fission Energy, Mr. Estergaard was a director and chair of the audit committee of Fission Energy, and he is currently a director and chair of the audit committee for Fission 3.0 Corp. and Fission Uranium Corp. Mr. Estergaard also provides financial consulting services through Frannan Enterprises Ltd., of which he is President.

William Marsh, a Director, is an independent consultant providing drilling advice to both public and private companies operating in Canada and internationally. Mr. Marsh previously worked on domestic and international drilling programs for Chevron for 15 years both in Canada and internationally. Mr. Marsh was a former director of Pacific Asia China Energy until its sale to Green Dragon Gas wholly owned subsidiary, Greka China Ltd, for CAD$35.18 million in 2008. He was also a former director of Predator Capital Corp., Wolf Capital Corp. and Ballyliffin Capital Corp. Mr. Marsh has also provided consulting services to a number of resource exploration and production companies, both public and private, operating in Canada and internationally.

Jeremy Ross, a Director, has more than 17 years in corporate development and marketing for small cap to mid-tier mining, oil and gas companies. Mr. Ross has planned and implemented numerous marketing campaigns and was the Corporate Development Consultant for Fission Energy prior to the completion of its arrangement transaction with Denison in 2013.

Cease Trade Orders or Bankruptcies

Except as disclosed herein, no proposed director or executive officer of the Combined Company is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Denison and Fission), that:

(a)

was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed herein, no proposed director or executive officer of the Combined Company or a shareholder holding a sufficient number of securities of the Combined Company to affect materially control of the Combined Company:

(a)

is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Denison and Fission) that, while that person was acting in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Edgar was a director of New West Energy Services Inc. (“New West”) when, on September 5, 2006, a cease trade order was issued by the British Columbia Securities Commission against that company for its failure to file financial statements within the prescribed time. The default was rectified and the order was rescinded on November 9, 2006. Brian Edgar resigned as a director of New West in August 2009.

Messrs. Hochstein and Lundin were directors of Sirocco Mining Inc. (“Sirocco”). Mr. Lundin resigned on January 31, 2014, at which times Sirocco was financially solvent.

Pursuant to a plan of arrangement completed on January 31, 2014, Canada Lithium Corp. acquired Sirocco. The final step in the plan of arrangement transaction was the amalgamation of Canadian Lithium Corp. and Sirocco to form RB Energy Inc (“RBI”). On October 13, 2014, RBI announced that, among other things, the Board of Directors of RBI had approved a filing on October 14, 2014, for an Initial Order to commence proceedings under the Companies’ Creditors Arrangement Act (the “CCAA”). The TSX de-listed RBI’s common shares effective at the close of business on November 24, 2014 for failure to meet the continued listing requirements of the TSX. On May 8, 2015, RBI provided a final update on the outcome of the CCAA proceedings, the Court approved sale and investor solicitation process and announced that a receiver had been appointed upon motion by the “debtor-in-possession” lender asking the Court to appoint a receiver and terminate the CCAA proceedings.

Although Mr. Lundin was not a director, officer or insider of RBI, he was a director of Sirocco within the 12 month period prior to RBI filing under the CCAA. Mr. Hochstein was a director of RBI from the time of the plan of arrangement with Canadian Lithium Corp. to October 3, 2014

Penalties or Sanctions

No proposed director or executive officer of the Combined Company, or a shareholder holding a sufficient number of securities of the Combined Company to affect materially the control of the Combined Company, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision regarding Denison or Fission.

The foregoing information, not being within the knowledge of the Combined Company, has been furnished by the respective directors and officers of the Combined Company.

Stock Exchange Listings

Shortly after the Effective Date, it is expected that the Combined Company will delist the Fission Shares from the TSX and will cause Fission to cease to be a reporting issuer under the laws of each province in which it is a reporting issuer. The New Denison Shares will continue to be listed on the TSX under the symbol “DFU” and on the NYSE MKT under the symbol “DFU”.

Auditors

The auditors of the Combined Company following the completion of the Arrangement will continue to be PricewaterhouseCoopers.

Transfer Agent and Registrar

The transfer agent and registrar for the Combined Company following the completion of the Arrangement will continue to be Computershare Investor Services Inc., at its principal offices in Toronto, Ontario.

Risk Factors of the Combined Company Following the Arrangement

Risk factors of the Combined Company are not expected to differ significantly from the Risk Factors applicable to Denison and Fission’s individual businesses. Shareholders should consider a number of risk factors in evaluating whether to approve the Denison Resolutions. These risk factors include certain risks related to the Arrangement which are discussed in greater detail in the Circular under “The Arrangement – Risk Factors of the Arrangement and – Risk Factor Following Completion of the Arrangement” and risks relating to the businesses of Denison and Fission which are described under “Risk Factors” in Schedules A and B, respectively.

Pro Forma Financial Information

The following selected unaudited pro forma combined financial information for the Combined Company is based on the assumptions described in the respective notes to the Combined Company’s unaudited pro forma combined statement of financial position as at June 30, 2015 (prepared on the basis that the Arrangement has occurred on June 30, 2015) and consolidated statement of income (loss) for the six month period ended June 30, 2015 and for the year ended December 31, 2014 (in each case prepared on the basis that the Arrangement has occurred on January 1, 2014), which is attached as Schedule I to this Circular. Fission’s consolidated results from operations have been constructed for the purpose of this pro forma disclosure and do not conform with the financial statements for Fission incorporated by reference in this Circular.

The unaudited pro forma combined financial statements are not necessarily indicative of the Combined Company’s consolidated financial position and results from operations if the events reflected therein were in effect for the periods presented, nor do they purport to project the Combined Company’s consolidated financial position or results from operations for any future period.

The unaudited pro forma combined financial statements are based on certain assumptions and adjustments. The selected unaudited pro forma combined financial information given below should be read in conjunction with the description of the Arrangement contained in this Circular, the unaudited pro forma combined financial statements contained in this Circular and the audited and unaudited consolidated financial statements of Denison and Fission incorporated by reference in this Circular.

(in thousands of U.S. Dollars)	As at June 30, 2015
Pro-Forma Statement of Financial Position:
Cash and cash equivalents	$32,587
Short term investments	$8,017
Long term investments	$1,872

Cash, equivalents and investments	$42,476

Working capital	$30,302
Plant and equipment	$71,918
Mineral properties	$486,493
Total assets	$616,229
Total long-term liabilities	$120,950

(in thousands of U.S. Dollars, except for per share amounts)	Six months ended June 30, 2015	Twelve months ended Dec. 31, 2014
Pro-Forma Statement of Income (Loss):
Total revenues	$5,257	$9,619
Net income (loss)	($27,614)	($78,555)
Basic and diluted earnings (loss) per share	($0.03)	($0.08)

SCHEDULE D

SHARE ISSUANCE RESOLUTION

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

Denison is hereby authorized to issue such number of common shares in the capital of Denison (the “Denison Shares”) as is necessary to allow Denison to acquire 100% ownership of Fission Uranium Corp. (“Fission”) pursuant to the arrangement transaction (the “Arrangement”) in accordance with an arrangement agreement between Denison, Fission and 9373721 Canada Inc. (the “Arrangement Agreement”), all as more particularly described and set forth in the management information circular of Denison dated September 15, 2015 (the “Circular”), including but not limited to, Denison Shares issuable upon the exercise of stock options or warrants of Fission; provided that the maximum number of Denison Shares to be issued to acquire the outstanding common shares of Fission shall not be greater than the number of Denison Shares issued and outstanding immediately prior to the completion of the Arrangement, less 100,000 (the “Consideration Share Maximum”), and in such case the exchange ratio shall be adjusted accordingly

2.	Denison is hereby further authorized to issue such number of common shares in the capital of Denison as is necessary to meet its obligations to Fission as contemplated in the Arrangement Agreement;

3.

Notwithstanding that this resolution has been duly passed by the holders of the common shares of Denison, the directors of Denison are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the effective time of the Arrangement, without further notice to or approval of the shareholders of Denison; and

4.

Any one or more directors or officers of Denison is hereby authorized, for and on behalf and in the name of Denison, to execute and deliver, whether under corporate seal of Denison or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

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SCHEDULE E

CONSOLIDATION RESOLUTION

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The articles of Denison be amended to provide that:

(a)

the authorized share capital of Denison is altered by consolidating all of the issued and outstanding common shares of Denison on the basis of one post-consolidation common share for every two pre-consolidation common shares; and

(b)	any fractional common share arising on the consolidation of the common shares of Denison be deemed to have been tendered by its registered owner to Denison for cancellation;

2.

Notwithstanding that this special resolution has been duly passed by the holders of common shares of Denison, the directors of Denison are hereby authorized and empowered to revoke this special resolution at any time prior to the filing of such articles of amendment to effect the share consolidation (the “Articles of Amendment”) without further notice to or approval of the shareholders of Denison;

3.	Upon the Articles of Amendment becoming effective in accordance with the provisions of applicable law, the articles of Denison shall be amended accordingly; and

4.

Any one or more directors or officers of Denison is hereby authorized, for and on behalf and in the name of Denison, to execute and deliver, whether under corporate seal of Denison or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

E-1

SCHEDULE F

NAME CHANGE RESOLUTION

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The articles of Denison be amended to provide that the name of Denison be changed to “Denison Energy Corp.” or such other name that is determined by the board of directors in their sole discretion, subject to regulatory approval;

2.

Notwithstanding that this special resolution has been duly passed by the holders of common shares of Denison, the directors of Denison are hereby authorized and empowered to revoke this special resolution at any time prior to the filing of such articles of amendment (the “Articles of Amendment”) without further notice to or approval of the shareholders of Denison;

3.	Upon the Articles of Amendment becoming effective in accordance with applicable law, the Articles of Denison shall be amended accordingly; and

4.

Any one or more directors or officers of Denison is hereby authorized, for and on behalf and in the name of Denison, to execute and deliver, whether under corporate seal of Denison or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

F-1

SCHEDULE G

RETENTION BONUS RESOLUTION

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

Denison is hereby authorized to issue such number of common shares in the capital of Denison (the “Denison Shares”) as is necessary to allow Denison to meet the retention bonus payments to each of Messrs Randhawa, McElroy, Hochstein, Cates (at the election of Mr. Cates), Charlish (at the election of Mr. Charlish) and other employees of Denison (allocated at the discretion of Denison) all as more particularly described and set forth in the management information circular of Denison dated September 15, 2015 (the “Circular”). Any Denison Shares that are issued as a retention bonus payment will be valued at the five (5) day value weighted average price of the Denison Shares on the Toronto Stock Exchange on a post-consolidation basis, immediately following the date on which the Arrangement becomes effective.

2.

Notwithstanding that this resolution has been duly passed by the holders of the common shares of Denison, the directors of Denison are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to or following the effective time of the Arrangement, without further notice to or approval of the shareholders of Denison; and

3.

Any one or more directors or officers of Denison is hereby authorized, for and on behalf and in the name of Denison, to execute and deliver, whether under corporate seal of Denison or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

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SCHEDULE H

FAIRNESS OPINION

July 27, 2015

The Board of Directors

Denison Mines Corp.

595 Bay Street, Suite 402

Toronto, ON

M5G 2C2

To the Board of Directors:

Haywood Securities Inc. (“Haywood Securities”) understands that Denison Mines Corp. (the “Corporation” and which term shall, to the extent required or appropriate in the context, include the affiliates of the Corporation) has entered into a binding letter of intent (the “Binding LOI” and which term shall include the schedules attached thereto), with Fission Uranium Corp. (“Fission”), dated July 6, 2015, pursuant to which the Corporation has agreed to acquire all of the outstanding shares of Fission. Haywood Securities understands that the Corporation proposes to enter into an Arrangement Agreement (the “Arrangement Agreement” and which term shall include the schedules attached thereto) with Fission, and a wholly owned subsidiary of the Corporation, pursuant to which the Corporation will acquire all of the issued and outstanding shares of Fission in exchange for 1.26 common shares of the Corporation for each share of Fission held plus cash in the amount of $0.0001 per Fission share by way of a plan of arrangement (the “Transaction”). The Transaction will be described in greater detail in a management information circular (the “Circular”), to be prepared by the Corporation and mailed to the shareholders of the Corporation.

The Board of Directors of the Corporation (the “Board of Directors”) has retained Haywood Securities to prepare and render an opinion (this “Fairness Opinion”) as to the fairness of the Transaction, from a financial point of view, to the Corporation and the shareholders of the Corporation. Haywood Securities has not prepared a valuation of the Corporation, Fission, or any of their respective securities or assets and this Fairness Opinion should not be construed as such.

Engagement

Haywood Securities was formally engaged by the Corporation pursuant to an agreement dated July 1, 2015 between the Corporation and Haywood Securities (the “Advisory Agreement”). Under the Advisory Agreement, Haywood Securities agreed to render the Fairness Opinion to the Board of Directors with respect to the fairness of the Transaction, from a financial point of view, to the Corporation and the shareholders of the Corporation. Following review of the terms of the Transaction by Haywood Securities, Haywood Securities rendered its oral opinion to the Board of Directors as to the fairness of the Transaction, from a financial point of view, to the Corporation and the shareholders of the Corporation. This Fairness Opinion confirms the oral opinion rendered by Haywood Securities to the Board of Directors on July 6, 2015.

The terms of the Advisory Agreement provide that Haywood Securities is to be paid a fee for its services under the Advisory Agreement, including a fee for the delivery of the Fairness Opinion and a fee that is contingent on the successful completion of the Transaction. The Corporation has also agreed to reimburse Haywood Securities for its reasonable out-of-pocket expenses and to indemnify Haywood Securities in respect of certain liabilities that might arise out of our engagement.

H-1

Independence of Haywood Securities

Haywood Securities is not an insider, associate, or affiliate of the Corporation or Fission or any of their respective associates or affiliates. Haywood Securities has not entered into any other agreements or arrangements with the Corporation or Fission or any of their affiliates with respect to any future dealings.

Haywood Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Corporation and/or Fission or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. In the ordinary course of trading and brokerage activities, Haywood Securities, the associates and affiliates thereof and the officers, directors and employees of any of them at any time may hold long or short positions, may trade or otherwise effect transactions, for their own account, for managed accounts or for the accounts of customers, in debt or equity securities of the Corporation, Fission, or related assets or derivative securities. As an investment dealer, Haywood Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Corporation, Fission, or with respect to the Transaction.

Haywood Securities has not acted as agent or underwriter in any financings involving the Corporation, Fission, or any of their associates or affiliates during the 24-month period preceding the date that Haywood Securities was first contacted in respect of the Transaction. During this period however, Haywood Securities was engaged in September 2013, to provide financial advisory services to the Corporation relating to its acquisition of Rockgate Capital Corp. and was also engaged to provide financial advisory services to International Enexco Ltd., a company acquired by the Corporation in June 2014.

Credential of Haywood Securities

Haywood Securities is one of Canada’s leading independent investment dealers with operations in corporate finance, equity sales and trading and investment research. The opinion expressed herein is the opinion of Haywood Securities, and the individuals primarily responsible for preparing this opinion are professionals of Haywood Securities experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review and Approach to Analysis

In connection with rendering the Fairness Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

(a)	reviewed the Arrangement Agreement between the Corporation and Fission, dated July 27, 2015;

(b)	reviewed the Binding LOI between the Corporation and Fission concerning the proposed Transaction, dated July 6, 2015;

(c)	reviewed the disclosure letters between the Corporation and Fission, dated July 27, 2015;

(d)	reviewed the executed Support Agreements between certain officers and the directors of the Corporation and Fission, dated July 27, 2015;

(e)	reviewed the audited consolidated Financial Statements of the Corporation for the financial years ended December 31, 2014 and 2013;

(f)	reviewed the Management’s Discussion and Analysis of the Corporation for the financial years ended December 31, 2014 and 2013;

(g)	reviewed the unaudited consolidated Financial Statements of the Corporation for the financial quarters ended March 31, 2015, September 30, 2014 and June 30, 2014;

H-2

(h)	reviewed the Management’s Discussion and Analysis of the Corporation for the financial quarters ended March 31, 2015, September 30, 2014 and June 30, 2014;

(i)	reviewed the Annual Information Form of the Corporation for the financial year ended December 31, 2014;

(j)	reviewed the Management Information Circular of the Corporation dated March 23, 2015;

(k)	reviewed the audited consolidated Financial Statements of Fission for the financial year ended June 30, 2014 and 2013;

(l)	reviewed the Management’s Discussion and Analysis of Fission for the financial year ended June 30, 2014 and 2013;

(m)	reviewed the unaudited consolidated Financial Statements of Fission for the financial quarters ended March 31, 2015, December 31, 2014 and September 30, 2014;

(n)	reviewed the Management’s Discussion and Analysis of Fission for the financial quarters ended March 31, 2015, December 31, 2014 and September 30, 2014;

(o)	reviewed the Annual Information Form of Fission for the financial year ended June 30, 2014;

(p)	reviewed the Final Short Form Prospectus of Fission dated April 16, 2015;

(q)	reviewed the Management Information Circular of Fission, dated June 23, 2014;

(r)	reviewed public information relating to the business, financial condition and trading history of each of the Corporation, Fission, and other select public companies we considered relevant;

(s)	reviewed certain applicable 43-101 compliant technical reports of each of the Corporation and Fission;

(t)	reviewed certain historical financial information and operating data concerning the Corporation and Fission;

(u)

reviewed certain projected financial information, including without limitation, budgets, financial forecasts and internal mine models, which were prepared and provided by the Corporation, Fission, and their advisors;

(v)

reviewed certain internal documents, including without limitation, internal management forecasts, management reports, and management presentations, which were prepared and provided by the Corporation and Fission;

(w)

reviewed historical market prices and valuation multiples for the common shares of the Corporation and the common shares of Fission and compared such prices and multiples with those of certain publicly traded companies that we deemed relevant for the purposes of our analysis;

(x)

reviewed the financial results of the Corporation and Fission and compared them with publicly available financial data concerning certain publicly traded companies that we deemed to be relevant for the purposes of our analysis;

(y)	reviewed publicly available financial data for merger and acquisition transactions that we deemed comparable for the purposes of our analysis;

H-3

(z)

compared the consideration to be paid by the Corporation to the value per common share of the Corporation implied by analyses of market multiples of comparable companies, implied multiples paid in comparable transactions and net asset value analysis incorporating the discounted cash flow methodology;

(aa)	reviewed certain industry and analyst reports and statistics that we deemed relevant for the purposes of our analysis;

(bb)	reviewed certain other internal information, prepared for and by the Corporation and Fission; and

(cc)

reviewed and considered such other financial, market, technical and industry information, and conducted such other investigations, analyses and discussions (including discussions with senior management of the Corporation) as we considered relevant and appropriate in the circumstances.

In our assessment, we considered several techniques and used a blended approach to determine our opinion on the Transaction. We based this Fairness Opinion upon a number of quantitative and qualitative factors.

Haywood Securities has not, to the best of its knowledge, been denied access by the Corporation to any information under its control requested by Haywood Securities. Haywood Securities did not meet with the auditors of the Corporation, or Fission, and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of each of the Corporation, and Fission, and the reports of the auditor thereon.

Assumptions and Limitations

With the approval and agreement of the Board of Directors and as is provided for in the Advisory Agreement, and subject to the exercise of our professional judgement, we have relied upon and assumed, the completeness, accuracy and fair presentation of all financial information, business plans, financial analyses, forecasts and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Corporation or Fission, their respective subsidiaries, directors, officers, associates, affiliates, consultants, advisors and representatives relating to the Corporation, Fission, their respective subsidiaries, associates and affiliates, and to the Transaction. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any such information, data, advice, opinions and representations and assume no responsibility or liability in connection therewith. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Corporation, or Fission under any provincial or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Corporation, or Fission. We have not had the benefit of reviewing any third party economic assessment on the assets of Fission, as none exist as of the date hereof, and express no opinion as to the results of any future economic assessment that may be released prior to or following completion of the Transaction or the market reaction to the results of such economic assessment. The technical due diligence conducted by Haywood Securities was limited in scope and relied heavily on the experience of management of the Corporation.

With respect to any financial analyses, forecasts, projections, estimates and/or budgets provided to Haywood Securities and used in its analyses, Haywood Securities notes that projecting future results of any company is inherently subject to uncertainty. Haywood Securities has assumed, however, that such financial analyses, forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein and that such assumptions reflect the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of each of the Corporation and Fission. We express no view as to such financial analyses, forecasts, projections, estimates and/or budgets or the assumptions on which they were based.

In preparing the Fairness Opinion, we have made several assumptions, including that all of the conditions required to complete the Transaction will be met and that the disclosure provided in the Circular with respect to the Corporation, Fission, and their respective subsidiaries and affiliates and the Transaction will be accurate in all material respects.

H-4

We have relied as to all legal matters relevant to rendering our opinion upon the advice of our own counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Corporation or Fission or on the contemplated benefits of the Transaction.

The Fairness Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Corporation and Fission as they are reflected in the information provided by the Corporation and Fission and as they were represented to us in our discussions with the management of the Corporation, the management of Fission, and certain of their respective consultants, advisors and representatives. It should be understood that subsequent developments may affect this Fairness Opinion and that we do not have any obligation to update, revise, or reaffirm this Fairness Opinion. We are expressing no opinion herein as to the price at which the common shares of the Corporation or Fission will trade at any future time. In our analyses and in connection with the preparation of the Fairness Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Haywood Securities and any party involved in the Transaction.

We have not been asked to prepare and have not prepared a valuation of the Corporation or Fission or any of the securities or assets thereof and our opinion should not be construed as a “formal valuation” (within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions).

This Fairness Opinion is provided for the use of the Board of Directors of the Corporation only and may not be disclosed, referred or communicated to, or relied upon by, any third party without our prior written approval. Haywood Securities consents to the inclusion of this Fairness Opinion in the Circular. Haywood Securities disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of Haywood Securities after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Haywood Securities reserves the right to change, modify or withdraw the Fairness Opinion.

Haywood Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying this Fairness Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Fairness Conclusion

Based on and subject to the foregoing and such other factors as Haywood Securities considered relevant, Haywood Securities is of the opinion that, as of the date hereof, the Transaction is fair, from a financial point of view, to the Corporation and the shareholders of the Corporation.

Yours truly,

(signed)

HAYWOOD SECURITIES INC.

H-5

SCHEDULE I

PRO FORMA FINANCIAL STATEMENTS

I-1

DENISON MINES CORP. Pro Forma Combined Statement of Financial Position As at June 30, 2015 (Unaudited – Expressed in thousands of U.S dollars)
	A	B			C	A+B+C
			Pro-		Pro-	Pro-
			Forma		Forma	Forma
	Denison	Fission	Notes		Adjustment	Denison
ASSETS
Current
Cash and cash equivalents	14,864	19,834	3	(a)	(29)
			3	(b)	(2,082)	32,587
Investments	8,015	2			-	8,017
Trade and other receivables	8,023	315			-	8,338
Inventories	2,132	-			-	2,132
Prepaid expenses and other	331	188			-	519
	33,365	20,339			(2,111)	51,593
Non-Current
Inventories – ore in stockpiles	1,679	-			-	1,679
Investments	463	2,434	3	(f)	(1,025)	1,872
Restricted cash and investments	2,319	-			-	2,319
Plant and equipment	71,768	150			-	71,918
Mineral properties	177,495	194,915	3	(d)	(53,608)
			3	(f)	167,691	486,493
Intangibles	355	-			-	355
Total assets	287,444	217,838			110,947	616,229

LIABILITIES
Current
Accounts payable and accrued liabilities	9,754	1,530	3	(b)	1,309
			3	(f)	2,212	14,805
Post-employment benefits	240	-			-	240
Reclamation obligations	656	-			-	656
Debt obligations	22	-			-	22
Other liabilities	2,044	3,524			-	5,568
	12,716	5,054			3,521	21,291
Non-Current
Post-employment benefits	2,436	-			-	2,436
Reclamation obligations	15,937	-			-	15,937
Other liabilities	765	-			-	765
Deferred income taxes	19,234	732	3	(e)	(732)
			3	(f)	82,578	101,812
Total liabilities	51,088	5,786			85,367	142,241

EQUITY
Share capital (note 4)	1,130,785	308,590	3	(a)	236,600
			3	(c)	(308,590)	1,367,385
Warrants	24	-			-	24
Contributed surplus	53,684	17,758	3	(a)	4,423
			3	(c)	(17,758)	58,107
Retained earnings (deficit)	(906,465)	(81,370)	3	(b)	(3,391)
			3	(c)	81,370	(909,856)
Accumulated other comprehensive income	(41,672)	(32,926)	3	(c)	32,926	(41,672)
Total equity	236,356	212,052			25,580	473,988
Total liabilities and equity	287,444	217,838			110,947	616,229

See accompanying notes to the pro forma combined financial statements

DENISON MINES CORP. Pro Forma Combined Statement of Income (Loss) For the Six Months Ended June 30, 2015 (Unaudited – Expressed in thousands of U.S dollars except for per share amounts)
	A	B			C	A+B+C
			Pro-		Pro-	Pro-
			Forma		Forma	Forma
	Denison	Fission	Notes		Adjustment	Denison

REVENUES	5,257	-			-	5,257

EXPENSES
Operating	(4,368)	-			-	(4,368)
Mineral property exploration	(9,146)	-	3	(d)	(13,009)	(22,155)
General and administrative	(3,006)	(2,480)			-	(5,486)
Share based compensation	(331)	(1,319)	3	(d)	(450)	(2,100)
Impairment of mineral properties	-	-			-	-
Other income (expense)	(4,860)	3,471	3	(g)	(3,498)	(4,887)
	(21,711)	(328)			(16,957)	(38,996)
Income (loss) before finance charges	(16,454)	(328)			(16,957)	(33,739)

Finance income (expense)	(306)	101			-	(205)
Income (loss) before taxes	(16,760)	(227)			(16,957)	(33,944)
Income tax recovery (expense)
Deferred	2,832	(1,216)	3	(g)	3,498
			3	(e)	1,216	6,330

Net income (loss)	(13,928)	(1,443)			(12,243)	(27,614)
Net income (loss) per share
Basic and diluted	(0.03)					(0.03)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted (note 6)	508,391					995,051

See accompanying notes to the pro forma combined financial statements

Fission consolidated results from operations have been constructed for the purpose of this pro forma disclosure for the 6 month period ending June 30, 2015 – please refer to note 5 for additional details

DENISON MINES CORP.
Pro Forma Combined Statement of Income (Loss)
For the Twelve Months Ended December 31, 2014
(Unaudited – Expressed in thousands of U.S dollars except for per share amounts)
	A	B			C	A+B+C
	Denison	Fission	Pro- Forma Notes		Pro- Forma Adjustment	Pro- Forma Denison

REVENUES	9,619	-			-	9,619

EXPENSES
Operating	(11,651)	-			-	(11,651)
Mineral property exploration	(14,795)	-	3	(d)	(34,258)	(49,053)
General and administrative	(6,790)	(6,127)			-	(12,917)
Share based compensation	(800)	(8,900)	3	(d)	(1,520)	(11,220)
Impairment of mineral properties	(1,745)	-			-	(1,745)
Other income (expense)	(7,558)	3,667	3	(g)	(3,574)	(7,465)
	(43,339)	(11,360)			(39,352)	(94,051)
Income (loss) before finance charges	(33,720)	(11,360)			(39,352)	(84,432)

Finance income (expense)	(282)	286			-	4
Income (loss) before taxes	(34,002)	(11,074)			(39,352)	(84,428)
Income tax recovery (expense)
Current	(5)	-			-	(5)
Deferred	2,304	(643)	3	(g)	3,574
			3	(e)	643	5,878
Net income (loss)	(31,703)	(11,717)			(35,135)	(78,555)

Net income (loss) per share
Basic and diluted	(0.06)					(0.08)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted (note 6)	494,510					981,170

See accompanying notes to the pro forma combined financial statements

Fission consolidated results from operations have been constructed for the purpose of this pro forma disclosure for the 12 month period ending December 31, 2014 – please refer to note 5 for additional details

DENISON MINES CORP.
Notes to the Pro Forma Combined Financial Statements
(Unaudited, expressed in U.S. dollars unless otherwise noted)

1.	BASIS OF PRESENTATION

These unaudited pro forma combined financial statements have been prepared by the management of Denison from the audited and unaudited historical financial statements of Denison Mines Corp (“Denison”) and Fission Uranium Corp (“Fission”), each prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and give effect to a proposed plan of arrangement under which all of the issued and outstanding shares of Fission are acquired by Denison as described in Note 2 (the “Arrangement”). The historical financial statements have been adjusted in the unaudited pro forma combined financial statements to give effect to events that are directly attributable to the proposed arrangement and are factually supportable. The unaudited pro forma combined statement of income (loss) has not been adjusted to reflect any non-recurring charges directly related to the pro forma events that may be incurred upon completion of the proposed acquisition. These pro forma financial statements include:

a)

An unaudited pro forma combined statement of financial position as at June 30, 2015 prepared from information derived from Denison’s unaudited condensed interim consolidated statement of financial position as at June 30, 2015 and Fission’s audited consolidated statement of financial position as at June 30, 2015, converted to U.S dollars at a rate of 0.8006, and gives effect to the Arrangement as if it was completed on June 30, 2015 and giving effect to the assumptions as described in Note 3; and

b)

An unaudited pro forma combined statement of income (loss) for the six months ended June 30, 2015 prepared from information derived from Denison’s unaudited condensed interim consolidated statement of income (loss) for the six months ended June 30, 2015 and Fission’s constructed unaudited consolidated statement of income (loss) for the six months ended June 30, 2015, converted to U.S dollars at a rate of 0.8096, prepared as described in Note 5, and gives effect to the Arrangement as if it had occurred on January 1, 2014; and

c)

An unaudited pro forma combined statement of income (loss) for the year ended December 31, 2014 prepared from information derived from Denison’s audited consolidated statement of income (loss) for the year ended December 31, 2014 and Fission’s constructed unaudited consolidated statement of income (loss) for the year ended December 31, 2014, converted to U.S dollars at a rate of 0.9053, prepared as described in Note 5, and gives effect to the Arrangement as if it had occurred on January 1, 2014.

These unaudited pro forma combined financial statements have been prepared for illustrative purposes only, and do not purport to represent the financial position that would have resulted had the Arrangement actually occurred on June 30, 2015 or the results of operations that would have resulted had the Arrangement actually occurred on January 1, 2014. Further, these unaudited pro forma combined financial statements are not necessarily indicative of the future financial position or results of operations of Denison as a result of the Arrangement and should be read in conjunction with the following interim and year-end consolidated financial statements:

a)

Denison’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2015 and the audited consolidated financial statements for the twelve months ended December 31, 2014, as filed on SEDAR; and

b)

Fission’s audited consolidated financial statements for the year ended June 30, 2015 and 2014 and its unaudited interim consolidated financial statements for the 6 months ended December 31, 2014 and 2013, as filed on SEDAR.

These unaudited pro forma combined financial statements do not reflect any cost savings, operating synergies or enhancements that the combined company may achieve or for liabilities resulting from integration planning as a result of the Arrangement. Any such savings or liabilities could be material.

2.	PLAN OF ARRANGEMENT

Pursuant to an arrangement agreement dated July 27, 2015, Denison and Fission propose to carry out a plan of arrangement, subject to approval by the security holders of Denison and Fission, applicable regulatory authorities and the Supreme Court of British Columbia. Under the arrangement, Denison would acquire all of the issued and outstanding shares of Fission for consideration of 1.26 common shares of Denison plus CAD$0.0001 per share in cash for each common share of Fission. Based upon the outstanding shares at June 30, 2015, the pre-combination shareholders of Denison and Fission would own approximately 51.6% and 48.4%, respectively, of the combined company excluding any impacts relating to potential exercises of outstanding stock options and warrants.

For accounting purposes, Fission is considered a business and the provisions under IFRS 3 “Business Combinations” are being applied with Denison identified as the acquirer. As a result, transaction costs incurred by Denison relating to the issue of equity securities relating to the combination will be recorded as a component of equity while all other transaction costs will be expensed as incurred. Under the acquisition method of accounting, the assets acquired and liabilities assumed are recorded at fair value with the remaining excess purchase price, if any, recorded as goodwill.

3.	PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The following pro forma adjustments and the allocation of the purchase price to the assets acquired and liabilities assumed are preliminary and subject to change. Detailed plans for combining the operations of Denison and Fission have yet to be finalized. Additional costs may be incurred due to these efforts and have not been reflected in these pro forma financial statements.

a)	Purchase of Fission outstanding shares, warrants and stock options

The total preliminary purchase price of $241,052,000 for the Arrangement was determined as follows:

(in thousands)

Fission common shares outstanding at June 30, 2015, in thousands	386,238
Exchange ratio	1.260
Common shares of Denison issued to Fission shareholders, in thousands	486,660
Fair value per Denison common share, in CAD$	$0.64
Fair value of Denison common shares issued, in CAD$	$311,462
Canadian dollar to U.S dollar exchange rate	0.7601
Fair value of Denison common shares issued	$236,743
Less: transaction costs associated with issuing equity instruments under the Arrangement	(143)
Fair value of Denison common shares issued, net of transaction costs	236,600
Fair value of outstanding Fission share purchase warrants assumed by Denison	-
Fair value of outstanding Fission stock options assumed by Denison	4,423
Share exchange cash payment of CAD$0.0001 per Fission share (note 2)	29

Preliminary purchase price	$241,052

The fair value per Denison common share of CAD$0.64 per share is the closing price of Denison shares on the TSX on August 31, 2015 and the foreign exchange rate of 0.7601 is the closing CAD to USD foreign exchange rate published by the Bank of Canada on August 31, 2015.

Pursuant to the Arrangement and subject to the exchange ratio of 1.26, Denison will assume the outstanding warrants and options of Fission and the holders of Fission stock options and warrants will ultimately receive the right to acquire common shares of Denison. The calculation of the fair values related to Fission’s outstanding warrants and stock options at June 30, 2015 was prepared using the Black-Scholes option pricing model with the following assumptions: a Denison share price of CAD$0.64 per share, risk-free interest rates between 0.44% and 0.58%, expected stock price volatility between 30.46% and 46.71%, expected life between 0.10 years and 4.10 years and an expected dividend yield of nil%.

The final purchase price for the Arrangement will be based on the closing market price of Denison common shares on the closing date, which could differ materially from the closing price used in these unaudited pro forma combined financial statements. Each CAD$0.01 increase in the market value of the Denison common shares increases the equity components (shares, warrants and options) of the purchase price by approximately CAD$5,087,000.

b)	Denison costs associated with the Arrangement

Denison expects to incur various non-recurring costs relating to the closing of the Arrangement. The following table is a summary of the costs expected to be incurred:

(in thousands)	Amount	Amount
	CAD	USD

Transaction costs
Investment banker fees	(1,000)	(801)
Legal, advisory, valuation and other professional fees	(1,600)	(1,281)
Termination costs under executive compensation agreements	(709)	(568)
Retention bonus costs	(926)	(741)
Total costs associated with the Arrangement	(4,235)	(3,391)

The transaction costs and termination costs are to be settled in cash while it is assumed that the retention bonus amounts will be settled in shares, subject to shareholder approval.

An additional CAD$1,000,000 of retention bonus amounts associated with the Arrangement (and assumed to also be settled in shares, subject to shareholder approval) are allocable to Denison personnel and will be earned pro-rata over the year after the Arrangement is consummated. As these amounts are linked to post-combination services, this amount is not part of purchase accounting and has not been included as a liability in these pro forma statements.

c)	Elimination of historical equity accounts of Fission

These pro forma adjustments eliminate the historical equity accounts of Fission.

d)	Accounting policy difference for exploration and evaluation expenditures

Fission’s policy is to capitalize all exploration and evaluation expenditures while Denison’s policy is to expense all exploration expenditures and capitalize evaluation expenditures only once a property becomes sufficiently advanced. Both companies follow a policy of capitalizing acquisition costs. As at June 30, 2015, Denison does not consider the Patterson Lake South property being acquired sufficiently advanced under its accounting policies. Adjustments have been made to the pro forma statements to expense the exploration and evaluation expenditures capitalized by Fission.

e)	Impact of accounting policy difference for exploration and evaluation expenditures on deferred income taxes

Fission’s policy for exploration and evaluation expenditures creates a timing difference that under the liability approach to computing deferred tax typically results in the computation of a deferred tax liability. This deferred tax liability will either end up being reported on the period ending balance sheet or it will be utilized to allow various deferred tax assets to be recognized (up to the value of the deferred tax liability). The change in accounting policy for exploration and evaluation expenditures removes this deferred tax liability amount and as a result, Denison has made adjustments to the pro-forma statements that adjust the value of the period end deferred tax liability reported by Fission to nil and reverse deferred tax asset amounts booked by Fission to tax effect the share issue costs reported as a component of Fission’s share capital.

f)	Preliminary Purchase Price Allocation

The following table uses Fission’s June 30, 2015 most recent audited consolidated statement of financial position, converted to USD using a CAD to USD foreign exchange rate of 0.8006 and allocates the preliminary purchase price based on Denison management’s preliminary estimate of the fair values after making adjustments for accounting policy differences:

(in thousands)	Fission Carrying Value	Fission Carrying Value	Accounting Policy Adjust.	Purchase Price Adjust	Preliminary Fair Value
	CAD	USD	USD	USD	USD
ASSETS
Current
Cash and cash equivalents	24,774	19,834	-	-	19,834
Investments	2	2	-	-	2
Trade and other receivables	393	315	-	-	315
Prepaid expenses and other	235	188	-	-	188
	25,404	20,339	-	-	20,339
Non-Current
Investments	3,041	2,434	-	(1,025)	1,409
Plant and equipment	187	150	-	-	150
Mineral properties (1)	243,461	194,915	(53,608)	167,691	308,998
Total assets	272,093	217,838	(53,608)	166,666	330,896

LIABILITIES
Current
Accounts payable and accrued liabilities	1,911	1,530	-	2,212	3,742
Other liabilities (2)	4,402	3,524	-	-	3,524
	6,313	5,054	-	2,212	7,266
Non-Current
Deferred income taxes	915	732	(732)	82,578	82,578
Total liabilities	7,228	5,786	(732)	84,790	89,844
Net assets acquired	264,865	212,052	(52,876)	81,876	241,052

1)	This balance consists solely of Fission’s Patterson Lake South mineral property.
2)

This balance consists solely of Fission’s non-cash flow-through premium liability and has been reported as a component of “Other liabilities” consistent with Denison’s grouping for liabilities of this type.

In arriving at the fair values of the assets acquired and liabilities assumed, Denison’s management has made assumptions, estimates and assessments which are in part based on publicly available information at the time these pro forma combined financial statements were prepared and in part based on an interpretation of the provisions in the Arrangement agreement itself. The actual fair values of the assets and liabilities will be determined as of the closing date of the Arrangement and may differ materially from the amounts disclosed in the preliminary purchase price allocation set out in the table above.

The preliminary fair value adjustments are as follows:

●

“Investments” – reflects an adjustment to the carrying value of Fission’s equity accounted for investment in Fission 3.0 shares to the fair value determined by Fission 3.0’s closing share price on the TSX on August 31, 2015;

●

“Cash and cash equivalents” and “Accounts payable and accrued liabilities” – the aggregate adjustment represents various non-recurring costs to be incurred by Fission relating to the closing of the Arrangement. The following table is a summary of the costs expected to be incurred:

(in thousands)	Amount	Amount
	CAD	USD

Termination costs under employee agreements	(92)	(74)
Retention bonus costs under executive employment agreements	(2,670)	(2,138)
Total costs associated with the Arrangement	(2,762)	(2,212)

The termination costs are to be settled in cash while it is assumed that the retention bonus amounts will be settled in shares, subject to shareholder approval. Transaction costs have not been included above as Fission is considered the acquiree for accounting purposes and these costs have been excluded in the preparation of these pro-forma statements prepared from the perspective of the acquirer. Transaction costs incurred by Fission are expected to be similar, in magnitude, to those of Denison.

An additional CAD$1,000,000 of retention bonus amounts associated with the Arrangement (and to be settled in shares) are allocable to Fission personnel and will be earned pro-rata over the year after the Arrangement is consummated. As these amounts are linked to post-combination services, this amount is not part of purchase accounting and has not been included as a liability in these pro forma statements;

●

“Mineral Properties” – this represents the adjustment of the mineral property to its fair value. Currently, this adjustment represents the excess of the purchase price over the fair value of the assets being acquired and the liabilities being assumed; and

●

“Deferred income taxes” – the adjustment to deferred income taxes reflects an estimate of the tax impact of the Arrangement, in accordance with IFRS 3, on the preliminary fair value of the net assets of Fission acquired, primarily related to the temporary difference between the accounting value and tax value for mineral properties.

g)	Classification of the recovery related to the extinguishment of a flow-through premium liability

Under flow-through share accounting, there are two options for the classification of the recovery related to the extinguishment of a flow-through premium liability – the recovery can be recorded to other income (used by Fission) or the recovery can be recorded to deferred income tax recovery (used by Denison). Denison has made adjustments to the combined pro-forma statement of income (loss) that reclassifies the recovery related to the extinguishment of a flow-through premium liability from other income to deferred tax recovery.

4.	SHARE CAPITAL

After giving effect to the pro forma adjustment described in Note 3 (a), the issued and outstanding share capital of Denison will be as follows:

(in thousands, including share amounts)	Number of Common Shares

Balance at June 30, 2015	518,439	$1,130,785
Issued by Denison to acquire Fission under the
Arrangement (see Note 3 (a))	486,660	236,600
Pro forma balance at June 30, 2015	1,005,099	$1,367,385

The calculation of the pro forma number of common shares above does not reflect the proposed 2-for-1 share consolidation to be voted on by Denison shareholders as part of the Special Meeting that also approves the Arrangement.

5.	CONSOLIDATED STATEMENT OF INCOME (LOSS) OF FISSION

The unaudited consolidated statement of income (loss) of Fission for the six months ended June 30, 2015 was constructed as follows:

a)

Adjusting the audited consolidated statement of income (loss) of Fission for the twelve months ended June 30, 2015 by subtracting the unaudited condensed consolidated interim statement of income (loss) of Fission for the six months ended December 31, 2014; and

b)	Translating the results to U.S dollars based on a CAD to USD average exchange rate for the period of 0.8096.

The adjustments as outlined above are summarized in the following table:

	A	B	A-B
	Twelve	Six	Six	Six
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
(in thousands)	Jun’2015	Dec’2014	Jun’2015	Jun’2015
	CAD	CAD	CAD	USD
EXPENSES
Mineral property exploration	-	-	-	-
General and administrative	(6,838)	(3,775)	(3,063)	(2,480)
Share based compensation	(6,128)	(4,499)	(1,629)	(1,319)
Other income (expense)	4,306	19	4,287	3,471
Income (loss) before finance charges	(8,660)	(8,255)	(405)	(328)

Finance income (expense)	287	163	124	101
Income (loss) before taxes	(8,373)	(8,092)	(281)	(227)
Income tax recovery (expense)
Deferred	(1,502)	-	(1,502)	(1,216)
Net income (loss)	(9,875)	(8,092)	(1,783)	(1,443)

The unaudited consolidated statement of income (loss) of Fission for the year ended December 31, 2014 was constructed as follows:

a)

Adjusting the unaudited condensed consolidated interim statement of income (loss) of Fission for the six months ended December 31, 2014 by adding the audited consolidated statement of income (loss) of Fission for the twelve months ended June 30, 2014 and subtracting the unaudited condensed consolidated interim statement of income (loss) of Fission for the six months ended December 31, 2013; and

b)	Translating the results to U.S dollars based on a CAD to USD average exchange rate for the period of 0.9053.

The adjustments as outlined above are summarized in the following table:

	A	B	C	A+B-C
	Six	Twelve	Six	Twelve	Twelve
	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended
(in thousands)	Dec’2014	Jun’2014	Dec’2013	Dec’2014	Dec’2014
	CAD	CAD	CAD	CAD	USD
EXPENSES
Mineral property exploration	-	437	437	-	-
General and administrative	(3,775)	(8,324)	(5,332)	(6,767)	(6,127)
Share based compensation	(4,499)	(9,667)	(4,335)	(9,831)	(8,900)
Impairment of mineral properties	-	(144)	(144)	-	-
Other income (expense)	19	13,347	9,315	4,051	3,667
Income (loss) before finance charges	(8,255)	(4,351)	(59)	(12,547)	(11,360)

Finance income (expense)	163	263	110	316	286
Income (loss) before taxes	(8,092)	(4,088)	51	(12,231)	(11,074)
Income tax recovery (expense)
Deferred	-	(662)	49	(711)	(643)
Net income (loss)	(8,092)	(4,750)	100	(12,942)	(11,717)

6.	PRO FORMA EARNINGS PER SHARE

The calculation of pro forma earnings per share in the pro forma combined statement of income (loss) for the six months ended June 30, 2015 and the twelve months ended December 31, 2014 is based on the weighted average number of common shares outstanding of Denison for the six months ended June 30, 2015 and the twelve months ended December 31, 2014 plus the additional 486,660,000 common shares of Denison that would have been outstanding as if the Arrangement were completed on January 1, 2014.

The calculation of the pro forma earnings per share does not reflect the proposed 2-for-1 share consolidation to be voted on by Denison shareholders as part of the Special Meeting that also approves the Arrangement.

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